Form 10-K405, Exhibit 13
period 1996-01-27
S&K FAMOUS BRANDS INC
filed 1996-04-09
CIK 723924

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


                                                                               Fiscal Year Ended
                                                              (Dollar amounts in thousands except per share data)
                                            ----------------------------------------------------------------------------------------
                                               JANUARY 27,       January 28,        January 29,        January 30,       January 25,
                                                      1996          1995 (1)           1994 (1)          1993 (1)           1992 (1)
                                            --------------   ----------------   ---------------    ---------------   ---------------
  INCOME STATEMENT DATA:

  Net sales ............................... $      122,759     $      112,416     $      98,976    $        87,024     $      75,069
  Cost of sales............................         67,896             64,078            55,202             47,893            42,048
  Gross profit.............................         54,863             48,338            43,774             39,131            33,021
  Selling, general and
     administrative expenses...............         47,279             42,084            36,001             31,647            26,764
  Interest.................................            797                740               467                345               489
  Depreciation.............................          2,174              2,008             1,615              1,382             1,287
  Net income...............................          2,731              2,350             3,610              3,448             2,677

  INCOME PER SHARE DATA:
  Net income...............................           $.55               $.49              $.75               $.72              $.57
  Weighted average shares outstanding            4,989,222          4,835,143         4,801,268          4,756,080         4,725,604

  BALANCE SHEET DATA:
  Working capital..........................   $     33,046     $       34,644     $      33,815      $      26,289     $      19,311
  Inventories..............................         39,702             40,397            38,595             32,174            27,113
  Net property and equipment...............         15,092             14,799            13,831             11,581            11,488
  Total assets.............................         60,598             60,341            56,482             47,090            41,425
  Long-term debt (including
     current maturities)...................          9,121             12,963            13,343              7,336             3,590
  Shareholders' equity.....................         40,372             37,559            35,042             30,903            27,322
  Book value per share.....................           7.98               7.76              7.27               6.49              5.78
  Current ratio............................          4.3:1              4.9:1             5.6:1              4.3:1             3.0:1

  NUMBER OF STORES OPEN AT
     END OF PERIOD.........................            184                172               154                127               117


  (1) During the first quarter of fiscal 1996, the Company changed its method of determining the cost of inventory. See Notes to Financial Statements -
      Note 2. The change has been applied retroactively and decreased net income amounts previously reported as follows: $198,000 or $.04 per share in fiscal 1995; $404,000 or $.09 per share in fiscal 1994; $150,000 or $.04 per share in fiscal 1993 and $121,000 or $.02 per share in fiscal 1992.

  MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

  RESULTS OF OPERATIONS

  The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 1996, 1995, and 1994.

                                                                         Percentage of Net Sales
                                                           -----------------------------------------------------
                                                                            Fiscal Year Ended
                                                           -----------------------------------------------------
                                                               1/27/96             1/28/95             1/29/94
                                                           -------------      ---------------      -------------
  Net  sales........................................               100.0                100.0              100.0
  Cost of sales.....................................                55.3                 56.9               55.8
                                                           -------------      ---------------      -------------
  Gross profit  ....................................                44.7                 43.1               44.2
  Other costs and expenses:
    Selling, general and administrative                             38.5                 37.4               36.4
    Interest........................................                 0.6                  0.7                0.5

    Depreciation....................................                 1.8                  1.8                1.6
    Other (income) expense, net.....................                 0.2                 (0.2)              (0.2)
                                                           -------------      ---------------      -------------
  Income before income taxes........................                 3.6                  3.4                5.9
  Provision for income taxes........................                 1.4                  1.3                2.3
                                                           -------------      ---------------      -------------
  Net income........................................                 2.2                  2.1                3.6
                                                           =============      ===============      =============

  YEAR ENDED JANUARY 27, 1996 COMPARED TO YEAR ENDED JANUARY 28, 1995

  Net sales increased by 9% or $10.3 million, from fiscal 1995 to fiscal 1996. The increase in net sales reflects the net addition of 12 new stores in fiscal 1996. The Company opened 21 new stores and closed nine stores including the year end closing of the Brentwood, Tennessee store which will be relocated in Spring 1996. These closed stores had not met the Company's sales and profitability expectations and included the two Menswear Mega Centers (MMC) in the Chicago, Illinois market. Comparable store sales were up 4%. Sales were positively impacted by strong suit sales while sportswear and seasonal merchandise were below expectations.

  Cost of sales in fiscal 1996 was 55.3% of net sales compared to 56.9% of net sales in fiscal 1995. This 1.6% of net sales reduction was primarily the result of improved initial markup on inventory purchased.

  Selling, general and administrative expenses in fiscal 1996 were 38.5% of net sales compared to 37.4% of net sales in fiscal 1995. This 1.1% of net sales increase was primarily attributable to increased levels of advertising as part of the Company's ongoing strategy to increase customer traffic and market share. To a lesser degree, the increase was due to higher store salaries to attract and retain employees, offset in part by the leveraging of fixed headquarters salaries on higher sales.

  Interest expense was .6% of net sales in fiscal 1996 compared to .7% in fiscal 1995. The Company's 14% reduction in average borrowings from $11 million in fiscal 1995 to $9.5 million in fiscal 1996 offset the 26% increase in average borrowing rates.

  Other, net consists of other expense of .2% of net sales in fiscal 1996 compared to other income of .2% of net sales in fiscal 1995. This increase in costs is primarily due to the closing of nine stores in fiscal 1996 compared to other income last year related to an insurable loss in which claim proceeds exceeded the net book value of the Company's assets.

  The effective tax rate increased to 38.0% in fiscal 1996 from 37.6% in fiscal 1995 and was primarily attributable to shifts in the percentage of income allocated to states with higher tax rates.

  YEAR ENDED JANUARY 28, 1995 COMPARED TO YEAR ENDED JANUARY 29, 1994

  Net sales increased by 14% or $13.4 million, from fiscal 1994 to fiscal 1995. The increase in net sales reflected the net addition of 18 new stores in fiscal 1995 including the relocation of three stores and the closure of four others which had not met the Company's sales and profitability expectations. Comparable store sales were down 2%. Sales were primarily impacted by a general softness in consumer demand for men's clothing in the Company's trading areas, and to a lesser degree, lower sportswear sales than planned due to unseasonable weather.

  Cost of sales in fiscal 1995 was 56.9% of net sales compared to 55.8% of net sales in fiscal 1994. This change was the result of the increased mix of lower margin sales from the four MMC stores and increased markdowns taken to clear seasonal merchandise. In fiscal 1994, only one MMC store was open the full 12 months while three more stores were added late that year.

  Selling, general and administrative expenses in fiscal 1995 were 37.4% of net sales compared to 36.4% of net sales in fiscal 1994. This increase was the net result of increased levels of advertising in order to increase market share, offset by lower professional expenses.

  Interest expense was .7% of net sales in fiscal 1995 compared to .5% of net sales in fiscal 1994. This increase resulted from higher interest rates and higher average revolver borrowings which approximated $11.0 million in fiscal 1995 and $8.0 million in fiscal 1994.

  The effective tax rate decreased to 37.6% in fiscal 1995 from 38.1% in fiscal 1994 and was attributable to a continued shift in the percentage of income in states with lower tax rates and other adjustments.


  LIQUIDITY AND CAPITAL RESOURCES

  In fiscal 1996, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 1996, the Company opened 20 new S&K stores, one new MMC store in Washington, DC and remodeled 12 other S&K stores including two existing superstores. Additionally, the Company closed nine stores, six of which occurred in the fourth quarter (including the two MMC stores in Chicago, Illinois). The Company believes that its sources of liquidity and capital resources will continue to be sufficient to fund its operations and capital expenditures.

  Operating activities provided net cash of $7.2 million and $4.0 million in fiscal 1996 and 1995, respectively, but used net cash of $1.9 million in fiscal 1994. The change between fiscal 1996 and 1995 was primarily attributable to reduced inventory growth. The change between fiscal 1995 and 1994 was the net result of reduced inventory growth offset in part by the fiscal 1995 net income decrease.

  Net cash used in investing activities for the last three fiscal years was primarily for the purpose of store expansion and approximated $3.3 million, $3.4 million and $4.2 million, respectively. Fiscal 1995's capital expenditures also included $.4 million related to enhancements at the Distribution Center. The $.8 million decrease between fiscal 1995 and 1994 resulted from the purchase of property and equipment for 25 new stores in fiscal 1995 compared to 28 in the prior year (three of which were larger MMC stores).

  Financing activities used net cash of $4.0 million and $.4 million in fiscal 1996 and 1995 respectively, but provided net cash of $6.0 million in fiscal 1994. Financing activities primarily relate to fluctuations in the principal of the Company's revolving credit agreements. The Company's unsecured revolving credit agreements with two banks aggregate $23.0 million. The Company has the right at the end of May 1997 to convert the revolving credit agreements to four-year term loans. At the end of fiscal 1996, the Company had $17.3 million available for use under its bank revolving lines of credit.

  OTHER MATTERS

  Historically, inflation has not significantly affected the Company's gross margins. When necessary, the Company has generally been able to pass through price increases as the cost of merchandise has increased.

  PRICE RANGES OF COMMON SHARES

  S&K Famous Brands, Inc. common shares are traded over-the-counter and are listed on the Nasdaq National Market system under the symbol "SKFB." The following table is a quarterly composite of high and low stock prices.

                                                                               Fiscal Year Ended January
                                                -----------------------------------------------------------------------------------
  Quarter                                                        1996                                           1995
  -------
                                                ------------------------------------           ------------------------------------
                                                    High                      Low                  High                      Low
                                                -----------               ----------           -----------              -----------
  First..................................           7 1/2                   6 1/2                14 1/2                   10 1/4
  Second.................................           9 1/4                   7                    12 1/2                     9 1/4
  Third..................................           9 3/8                   7 1/2                10                         7 1/2
  Fourth.................................           8 1/2                   5 3/4                10 1/4                     6

  As of January 27, 1996, there were approximately 2,600 holders of S&K common stock, including approximately 435 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.

  STATEMENTS OF INCOME

                                                                                      Fiscal Year Ended
                                                              ----------------------------------------------------------------
                                                                  JANUARY 27,            January 28,            January 29,
                                                                      1996                  1995                    1994
                                                              ------------------    -------------------     ------------------
  NET SALES.............................................        $    122,758,840      $     112,416,382      $      98,976,288
  Cost of sales.........................................              67,895,644             64,077,834             55,202,010
                                                              ------------------    -------------------     ------------------
  Gross profit..........................................              54,863,196             48,338,548             43,774,278
  Other costs and expenses:
    Selling, genereral and administrative ..............              47,278,871             42,083,756             36,000,808
    Interest ...........................................                 797,279                740,437                467,458
    Depreciation and amortization                                      2,173,646              2,007,871              1,614,780
    Other (income) expense, net                                          207,941               (257,282)              (143,837)
                                                              ------------------    -------------------     ------------------
  Income before income taxes............................               4,405,459              3,763,766              5,835,069
  Provision for income taxes............................               1,674,000              1,413,900              2,224,800
                                                              ------------------    -------------------     ------------------
  NET INCOME............................................        $      2,731,459      $       2,349,866       $      3,610,269
                                                              ==================    ===================     ==================
  NET INCOME PER COMMON SHARE...........................        $           0.55      $            0.49       $           0.75
                                                              ==================    ===================     ==================

  Weighted average common shares outstanding..................         4,989,222              4,835,143              4,801,268
                                                              ==================    ===================     ==================

See Notes to Financial Statements.

  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                               Common Stock        Capital in    Notes Receivable
                                      -------------------------     Excess of     Stock Purchase       Retained
                                       Shares          Amount       Par Value       Loan Plan          Earnings         Total
                                      ----------    ------------ -------------   ---------------    -------------- ---------------
Balance -- January 30, 1993 .......... 4,762,434      $2,381,217   $ 5,707,808                        $ 22,814,153  $   30,903,178
  Net income .........................                                                                   3,610,269       3,610,269
  Issuances of common stock  .........     4,338           2,169        71,035                                              73,204
  Exercise of stock options  .........    53,912          26,956       428,393                                             455,349
                                      ----------    ------------ -------------   ---------------    --------------   -------------
Balance -- January 29, 1994  ......... 4,820,684       2,410,342     6,207,236                          26,424,422      35,042,000
  Net income  ........................                                                                   2,349,866       2,349,866
  Issuances of common stock  .........     2,761           1,381        33,477                                              34,858
  Exercise of stock options  .........    15,000           7,500       124,574                                             132,074
                                      ----------    ------------ -------------   ---------------    --------------  --------------
Balance -- January 28, 1995  ......... 4,838,445       2,419,223     6,365,287                          28,774,288      37,558,798
  Net income  ........................                                                                   2,731,459       2,731,459
  Issuances of common stock  .........     5,714           2,857        37,141                                              39,998
  Issuances of common stock under the
     stock purchase loan plan ........   214,275         107,137     1,392,787                                           1,499,924
  Notes receivable - stock purchase ..                                            $ (1,499,924)                         (1,499,924)
  Reduction of notes receivable ......                                                  41,460                              41,460
                                      ----------    ------------ -------------   ---------------    --------------  --------------
BALANCE -- JANUARY 27, 1996 .......... 5,058,434      $2,529,217   $ 7,795,215    $ (1,458,464)       $ 31,505,747    $ 40,371,715
                                      ==========    ============ =============   ===============    ==============  ==============


See Notes to Financial Statements.

BALANCE SHEETS


                                                                                JANUARY 27,             January 28,
                                                                                   1996                    1995
                                                                            -----------------       -----------------
  ASSETS
  CURRENT ASSETS:
       Cash..........................................................         $       520,005         $       584,887
       Accounts receivable...........................................                 609,194                 320,199
       Merchandise inventories.......................................              39,701,702              40,397,436
       Other current assets..........................................               2,299,519               2,263,805
                                                                            -----------------       -----------------

          Total current assets.......................................              43,130,420              43,566,327

  PROPERTY AND EQUIPMENT, NET........................................              15,091,661              14,799,145

  OTHER ASSETS ......................................................               2,376,115               1,975,313
                                                                            -----------------       -----------------
                                                                              $   60,598,196          $    60,340,785
                                                                            =================       =================

  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
       Current maturities of long-term debt .........................         $       180,000         $       180,000
       Accounts payable .............................................               6,360,399               5,632,133
       Accrued compensation and related items........................               1,273,585                 980,365
       Current and deferred income taxes ............................               1,010,152               1,120,887
       Other current liabilities.....................................               1,260,258               1,009,159
                                                                            -----------------       -----------------

          Total current liabilities..................................              10,084,394               8,922,544
  LONG-TERM DEBT.....................................................               8,941,276              12,783,498

  DEFERRED INCOME TAXES..............................................               1,200,811               1,075,945

  COMMITMENTS

  SHAREHOLDERS' EQUITY:
       Preferred stock, $1 par value; authorized shares, 500,000;
           issued and outstanding shares, none.......................
       Common stock, $.50 par value; authorized shares, 10,000,000;
           issued and outstanding shares, 5,058,434 (1996) and
           4,838,445, (1995).........................................               2,529,217               2,419,223
       Capital in excess of par value................................               7,795,215               6,365,287
       Notes receivable -- Stock Purchase Loan Plan .................             (1,458,464)
       Retained earnings.............................................              31,505,747              28,774,288
                                                                            -----------------       -----------------
                                                                                   40,371,715              37,558,798
                                                                            -----------------       -----------------
                                                                              $    60,598,196         $    60,340,785

                                                                            =================       =================

See Notes to Financial Statements.

  STATEMENTS OF CASH FLOWS
  Increase (Decrease) in Cash


                                                                                                     Fiscal Year Ended
                                                                          ---------------------------------------------------------
                                                                               JANUARY 27,        January 28,          January 29,
                                                                                  1996                1995                 1994
                                                                          ------------------- ------------------   ----------------
  CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income.............................................                   $ 2,731,459      $ 2,349,866            $  3,610,269
   Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
      Depreciation and amortization.......................                     2,569,107        2,363,117               1,912,071
      Loss on property dispositions, (net)                                       412,967           41,082                   4,292
      Other...............................................                       122,778          113,682                 105,262
      Changes in assets and liabilities:
         Accounts receivable..............................                      (288,995)         124,101                (104,605)
         Merchandise inventories .........................                       695,734       (1,802,625)             (6,420,542)
         Other current assets.............................                       (35,714)        (596,172)               (384,346)
         Other assets.....................................                      (400,802)        (435,833)               (246,614)
         Accounts payable and accrued expenses............                     1,354,043        1,769,683                (349,850)
         Income taxes and deferred income taxes...........                        14,131           23,245                 (22,135)
                                                                          --------------     ------------        ----------------

   Net cash provided by (used for) operating activities                        7,174,708        3,950,146              (1,896,198)
                                                                          --------------     ------------        ----------------

  CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures...................................                    (3,293,317)      (3,427,782)             (4,179,042)
   Proceeds from property dispositions....................                        18,727           55,159                  12,882
                                                                          --------------     ------------        ----------------
   Net cash used for investing activities.................                    (3,274,590)      (3,372,623)             (4,166,160)
                                                                          --------------     ------------        ----------------

  CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (paydowns) borrowings under revolving
        bank  lines of credit.............................                    (3,785,000)        (313,000)              6,082,000
   Proceeds from exercise of stock options................                                         95,438                 146,555
   Reduction of long-term debt............................                      (180,000)        (180,000)               (180,000)
                                                                          --------------     ------------        ----------------
   Net cash (used for) provided by financing activities                       (3,965,000)        (397,562)              6,048,555
                                                                          --------------     ------------        ----------------
  Net (decrease) increase in cash.........................                       (64,882)         179,961                 (13,803)
  Cash at beginning of period.............................                       584,887          404,926                 418,729
                                                                          --------------     ------------        ----------------
  Cash at end of period...................................                  $    520,005      $   584,887            $    404,926
                                                                          ==============     ============        ================

  SUPPLEMENTAL CASH FLOW INFORMATION: Cash paid during the period for:
      Interest............................................                  $    810,000     $    707,000            $    446,000
      Income taxes........................................                     1,680,000        1,409,000               2,260,000

      See Notes to Financial Statements.

  QUARTERLY FINANCIAL DATA
  (unaudited)

  Summarized quarterly financial data for fiscal 1996 and 1995 are as follows:
  (in thousands except per share data)


  1996                                    APRIL 29          JULY 29      OCTOBER 28      JANUARY 27
  ----                                    ----------      -----------    -----------     ----------
  NET SALES .......................        $28,746        $  27,267      $ 28,236        $ 38,510
  GROSS PROFIT  ...................         12,891           12,145        12,634          17,193
  NET INCOME  .....................            695              436            43           1,557
  NET INCOME PER SHARE  ...........            .14              .09           .01             .31
  WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING ....................          4,840            5,000         5,058           5,058


  1995                                     April 30          July 30      October 29      January 28
  ----                                     --------         ----------    ----------      ----------
  Net sales .......................        $ 24,688         $ 24,822       $ 27,158        $35,748
  Gross profit  ...................          10,702           10,668         11,627         15,341
  Net income  .....................             439              233            288          1,390
  Net income per share  ...........             .09              .05            .06            .29
  Weighted average common shares
   outstanding ....................           4,825            4,838          4,838          4,838


  NOTES TO FINANCIAL STATEMENTS

  NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPAL BUSINESS
  S&K Famous Brands, Inc.(the Company) is engaged in the retail sale of men's clothing, furnishings, sportswear and accessories. The Company's fiscal year is the 52 or 53 week period which ends on the last Saturday in January. Fiscal years 1996, 1995 and 1994 were all 52 week periods.

  USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  MERCHANDISE INVENTORIES
  Inventories are valued at the lower of average cost or market.

  PROPERTY AND EQUIPMENT
  Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using both straight line and accelerated methods over the estimated service lives which are between 25 and 40 years for buildings and between five and seven years for furniture, fixtures and equipment. Leasehold improvements are generally amortized over an eight year period or the life of the lease if shorter.

  Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

  PRE-OPENING STORE COSTS
  Costs associated with the opening of new stores are carried as prepaid expenses and charged to expense upon store opening.

  ADVERTISING COSTS
  Advertising expenditures are expensed in the period in which the advertisement initially runs. Advertising expense of $10.0 million, $8.4 million and $6.7 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs included in the balance sheets were less than $200,000.

  INCOME TAXES
  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS109), "Accounting for Income Taxes". Deferred income taxes reflect the effect of temporary differences in the carrying amount of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, tax effected at income tax rates currently in effect.

  EARNINGS PER SHARE
  Earnings per share of common stock and common stock equivalents are calculated using the weighted average number of common shares outstanding during each period. Common stock equivalents are excluded from weighted average shares due to insignificance.

  NOTE 2 - MERCHANDISE INVENTORIES:

  During the first quarter of fiscal 1996, the Company changed its method of determining the cost of the majority of its inventories to the average cost method. The Company had previously determined the cost of inventories using the last-in, first-out (LIFO) retail inventory method. Under the retail LIFO inventory method, the Company had not experienced significant inflation in retail prices in recent years. At the same time, the Company had experienced cost reductions for certain goods as a result of volume and inventory sourcing efficiencies. Under the average cost method, the Company tracks inventory costs for approximately 130 inventory categories which are used to classify the Company's inventory. Management believes that reporting inventories using the average cost method will result in better matching of revenues and costs and reporting on a basis more consistent with other companies in its industry.

  The change in the method of valuing inventories has been applied retroactively and the effect on net income decreased amounts previously reported by $198,100 or $.04 per share in fiscal 1995 and $404,300 or $.09 per share in fiscal 1994. The balances of retained earnings for fiscal 1995 and 1994 have been adjusted for the effect (net of income taxes) of applying retroactively the new method of accounting.

  The Company capitalizes certain buying, holding and distribution costs to inventory which at the end of the last three fiscal years were approximately $2.0 million, $2.0 million and $1.8 million, respectively. Buying, holding and distribution costs charged to cost of sales in each of the fiscal years were approximately $3.4 million, $3.3 million and $3.0 million, respectively.

  NOTE 3 - PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following:

                                                                              JANUARY 27,               January 28,
                                                                                  1996                      1995
                                                                         --------------------      --------------------
  Land.............................................................        $          721,891        $          721,891
  Corporate headquarters...........................................                 4,403,150                 4,408,935
  Furniture, fixtures and equipment................................                10,934,539                10,415,365
  Leasehold improvements...........................................                11,651,414                10,227,203
                                                                         --------------------      --------------------
                                                                                   27,710,994                25,773,394
  Less - accumulated depreciation and amortization                                 12,619,333                10,974,249
                                                                         --------------------      --------------------
                                                                           $       15,091,661        $       14,799,145
                                                                         ====================      ====================

  Depreciation and amortization expense of $396,000, $355,000 and $297,000, respectively, was included in cost of sales for each of the last three fiscal years.

  NOTE 4 - LONG-TERM DEBT:

  Long-term debt consists of:

                                                                              JANUARY 27,                January 28,
                                                                                  1996                      1995
                                                                         --------------------       -------------------
  Industrial Development Revenue Bond; $45,000 of principal plus interest at 65% of prime, due quarterly to January 1, 2010,
    secured by land and corporate headquarters.....................        $        2,520,000         $       2,700,000
  Bank Revolving Lines of Credit...................................                 5,714,000                 9,499,000
  Other............................................................                   887,276                   764,498
                                                                         --------------------       -------------------
                                                                                    9,121,276                12,963,498
  Less - current maturities........................................                   180,000                   180,000
                                                                         --------------------       -------------------
                                                                           $        8,941,276         $      12,783,498
                                                                         ====================       ===================

  The Company has available an aggregate of $23.0 million from two banks under its unsecured bank revolving lines of credit. Interest is payable monthly at a rate equal to the lower of the 30 day Federal Funds Rate plus one percent or the banks' prime interest rate. The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 1997 is convertible to four-year term loans at the banks' prime interest rate and is payable in 16 quarterly installments.

  At January 27, 1996, maturities of long-term debt, exclusive of the bank revolving lines of credit, were $180,000 for each of the next five fiscal years.

  NOTE  5 - PROFIT SHARING AND OTHER BENEFIT PROGRAMS:

  The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $75,000, $60,000 and $50,000, respectively, in each of the last three fiscal years.

  Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company's 401(k) Plan can elect to invest 1% to 15% of their pre-tax earnings. The Company's contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company's common stock in the amount of $50,000, $40,000 and $35,000, respectively, in each of the last three fiscal years.

  The Company has receivables from certain officers in the amount of $345,000, $327,000 and $270,000, respectively, in each of the last three fiscal years, relating to premiums paid under split dollar life insurance policies.

  Deferred compensation expense relating to agreements with certain executive officers of the Company approximated $123,000, $114,000 and $105,000, respectively, in each of the last three fiscal years.


  NOTE 6 - STOCK OPTIONS AND STOCK PURCHASE LOAN PLAN:

  The Company's stock option plan provides for the granting of up to 650,000 common shares to key management employees. Options to purchase the Company's stock are granted at no less than the market value at the date of grant, are exercisable after one to three years and expire after eight to ten years.

  Changes in options under the plan for the three years ended January 27, 1996 were as follows:

                                                              Options               Grant Price
                                                          --------------      ----------------------
  Outstanding - January 30, 1993  ................               299,700        $ 4.81 - $ 7.69
  Granted  .......................................                60,000        $21.75
  Exercised  .....................................               (66,300)       $ 4.81 - $ 7.69

- --------------------------------------------------------  -------------- ---- ----------------------
  Outstanding - January 29, 1994  ................               293,400        $ 6.00 - $21.75
  Granted  .......................................               120,000        $ 9.00
  Exercised  .....................................               (15,000)       $ 6.00 - $ 7.69

- --------------------------------------------------------  -------------- ---- ----------------------
  Outstanding - January 25, 1995  ................               398,400        $ 6.00 - $21.75
  Granted  .......................................                77,000        $ 8.31
  Surrendered  ...................................                (7,000)       $ 6.19 - $ 9.00

- --------------------------------------------------------  -------------- ---- ----------------------
  Outstanding - January 27, 1996  ................               468,400        $ 6.00 - $21.75

- --------------------------------------------------------  -------------- ---- ----------------------
  Exercisable - January 27, 1996  ................               293,400        $ 6.00 - $21.75

  Under the Company's Stock Purchase Loan Plan the Company issued 214,275 shares of stock to seventeen Company officers and has loans with these officers approximating $1.5 million. The Plan provides for reduction of a portion of interest on the loans based on meeting certain operating targets, as well as, some forgiveness of the principle balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. At the end of fiscal 1996, the Company has interest receivable from these seventeen officers in the amount of $87,000.

  NOTE 7 - PROVISION FOR INCOME TAXES:

  Significant components of the Company's deferred income tax liabilities (assets) are as follows:


                                                            JANUARY 27,             January 28,             January 29,
                                                               1996                    1995                    1994
                                                        -----------------       -----------------      -------------------
  Deferred tax liabilities:
   Depreciation .............................             $    1,473,000          $    1,302,000         $      1,173,000
   Other items  .............................                    544,000                 614,000                  540,000
                                                        -----------------       -----------------      -------------------
      Total deferred tax liabilities                           2,017,000               1,916,000                1,713,000
  Deferred tax assets .......................                   (379,000)               (314,000)                (284,000)
                                                        -----------------       -----------------      -------------------
  Net deferred tax liabilities ..............             $    1,638,000          $    1,602,000         $      1,429,000
                                                        =================       =================      ===================

  The provision for income taxes consists of:


                                                                                Fiscal Year Ended
                                                        ------------------------------------------------------------------
                                                            JANUARY 27,             January 28,             January 29,
                                                               1996                    1995                    1994
                                                        -----------------       -----------------      -------------------
  Current:
    Federal  ................................             $    1,272,000          $     1,024,600        $       1,729,400
    State  ..................................                    366,000                  216,300                  381,400
                                                        -----------------       -----------------      -------------------
                                                               1,638,000                1,240,900                2,110,800
  Deferred  .................................                     36,000                  173,000                  114,000
                                                        -----------------       -----------------      -------------------
                                                          $    1,674,000          $     1,413,900         $      2,224,800
                                                        =================       =================      ===================


  The effective income tax rates consist of:



                                                                                 Fiscal Year Ended
                                                        ------------------------------------------------------------------
                                                            JANUARY 27,             January 28,             January 29,
                                                               1996                    1995                    1994
                                                        -----------------       -----------------      -------------------

  Income taxes at federal
    Statutory rate (34%) ....................             $    1,498,000           $    1,279,700         $      1,983,900
  State income taxes,
     Net of federal benefit .................                    245,000                  155,300                  244,900
  Other - net ...............................                    (69,000)                 (21,100)                  (4,000)
                                                        -----------------       -----------------      -------------------
                                                          $    1,674,000           $    1,413,900         $      2,224,800
                                                        =================       =================      ===================
  Effective income tax rate .................                       38.0%                    37.6%                    38.1%
                                                        =================       =================      ===================


  NOTE 8 - COMMITMENTS:

  The Company leases all of its stores under varying terms and arrangements which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $7.8 million, $7.0 million and $5.7 million in each of the last three years, respectively.

  The future minimum payments under operating leases as of the end of fiscal 1996 are as follows:



  Fiscal Year                                                      Amounts
  -----------                                                     --------
  1997 ...........................................            $   8,351,000
  1998 ...........................................                6,831,000
  1999  ..........................................                5,289,000
  2000  ..........................................                3,452,000
  2001  ..........................................                2,245,000
  Thereafter  ....................................                1,345,000
                                                            ---------------
                                                              $  27,513,000
                                                            ===============

  The Company leases two properties from a shareholder and an immediate family member. Rent expense included approximately $197,000, $198,000 and $194,000 in fiscal 1996, 1995 and 1994, respectively, paid to these related parties. Additionally, the Company is obligated under the lease agreements to pay minimum rentals to the related parties of approximately $210,000 per year through fiscal 2002 and $70,000 per year thereafter through fiscal 2006.

  REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Shareholders S & K Famous Brands, Inc.

  In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S & K Famous Brands, Inc. at January 27, 1996 and January 28, 1995, and the results of its operations and its cash flows for each of the three years in the period ended January 27, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 2 to the financial statements, the Company changed its method of accounting for inventories from the last-in, first-out retail inventory method to the average cost method.


  Price Waterhouse LLP
  Norfolk, Virginia
  March 8, 1996