Form 10-K405, Exhibit 13
period 1997-01-25
S&K FAMOUS BRANDS INC
filed 1997-04-11
CIK 723924

FINANCIAL HIGHLIGHTS


                                                            Fiscal Year Ended
                                           (Dollar amounts in thousands, except per share data)
                                       ------------------------------------------------------------

                                           January 25,              January 27,             January 28,
                                               1997                     1996                 1995 (1)
                                        ------------------        ----------------       -----------------

Net sales .....................          $      130,222           $      122,759         $       112,416
Income before taxes ...........                   7,294                    4,405                   3,764
Net income ....................                   4,610                    2,731                   2,350
Net income per share ..........                     .91                      .55                     .49
Working capital ...............                  33,804                   33,046                  34,644
Total assets ..................                  62,429                   60,598                  60,341
Shareholders' equity ..........                  45,109                   40,372                  37,559
Number of stores ..............                     194                      184                     172


 (1) Amounts have been restated to reflect the Company's change in its method of determining the cost of inventory effective first quarter of fiscal 1996.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


                                                                          Fiscal Year Ended
                                                           (Dollar amounts in thousands except per share data)
                                                 ---------------------------------------------------------------------
                                                 January 25,    January 27,   January 28,    January 29,   January 30,
                                                     1997           1996       1995 (1)       1994 (1)      1993 (1)
                                                 ------------   -----------   -----------    -----------   -----------
  INCOME STATEMENT DATA:
  Net sales ...................................  $  130,222     $  122,759    $  112,416     $   98,976    $   87,024
  Cost of sales................................      69,954         67,896        64,078         55,202        47,893
  Gross profit.................................      60,268         54,863        48,338         43,774        39,131
  Selling, general and
     administrative expenses...................      51,779         47,279        42,084         36,001        31,647
  Interest.....................................         546            797           740            467           345
  Depreciation and amortization ...............       2,242          2,174         2,008          1,615         1,382
  Net income...................................       4,610          2,731         2,350          3,610         3,448
  INCOME PER SHARE DATA:
  Net income...................................  $     0.91     $     0.55    $     0.49     $     0.75    $     0.72
  Weighted average shares outstanding             5,065,521      4,989,222     4,835,143      4,801,268     4,756,080
  BALANCE SHEET DATA:
  Working capital..............................  $   33,804     $   33,046    $   34,644     $   33,815    $   26,289
  Inventories..................................      41,511         39,702        40,397         38,595        32,174
  Net property and equipment...................      14,755         15,092        14,799         13,831        11,581
  Total assets.................................      62,429         60,598        60,341         56,482        47,090
  Long-term debt (including
     current maturities).......................       5,360          9,121        12,963         13,343         7,336
  Shareholders' equity.........................      45,109         40,372        37,559         35,042        30,903
  Book value per share.........................        8.90           7.98          7.76           7.27          6.49
  Current ratio................................       4.1:1          4.3:1         4.9:1          5.6:1         4.3:1
  Number of stores open at
     end of period.............................         194            184           172            154           127


  (1) During the first quarter of fiscal 1996, the Company changed its method of determining the cost of inventory. See Notes to Financial Statements -
      Note 2. The change has been applied retroactively and decreased net income amounts previously reported as follows: $198,000 or $.04 per share in fiscal 1995; $404,000 or $.09 per share in fiscal 1994 and $150,000 or $.04 per share in fiscal 1993.

  MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

  RESULTS OF OPERATIONS

  The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 1997, 1996, and 1995.


                                                                           Percentage of Net Sales
                                                           -----------------------------------------------------
                                                                             Fiscal Year Ended
                                                           -----------------------------------------------------
                                                               1/25/97             1/27/96             1/28/95
                                                           -------------      ---------------      -------------
  Net  sales........................................               100.0                100.0              100.0
  Cost of sales.....................................                53.7                 55.3               56.9
                                                           -------------      ---------------      -------------
  Gross profit  ....................................                46.3                 44.7               43.1
  Other costs and expenses:
    Selling, general and administrative                             39.8                 38.5               37.4
    Interest........................................                 0.4                  0.6                0.7

    Depreciation and amortization ..................                 1.7                  1.8                1.8
    Other (income) expense, net.....................                (1.2)                 0.2               (0.2)
                                                           -------------      ---------------      -------------
  Income before income taxes........................                 5.6                  3.6                3.4
  Provision for income taxes........................                 2.1                  1.4                1.3
                                                           -------------      ---------------      -------------
  Net income........................................                 3.5                  2.2                2.1
                                                           =============      ===============      =============


  Year Ended January 25, 1997 Compared to Year Ended January 27, 1996

  Net sales increased by 6% or $7.5 million, from fiscal 1996 to fiscal 1997. The increase in net sales reflects the net addition of ten new stores in fiscal 1997. The Company opened 18 new stores and closed eight stores (including the three remaining Menswear Mega Centers (MMC) in the Washington, DC market, three S&K locations which had not met the Company's sales and profitability expectations and two relocations). Comparable store sales were up 5%. Sales were positively impacted by strong suit sales and an aggressive marketing campaign.

  Cost of sales in fiscal 1997 was 53.7% of net sales compared to 55.3% of net sales in fiscal 1996. This 1.6% of net sales reduction was primarily due to a reduction in lower margin MMC sales this year as the Company closed down that operation.

  Selling, general and administrative expenses in fiscal 1997 were 39.8% of net sales compared to 38.5% of net sales in fiscal 1996. This 1.3% of net sales increase was primarily attributable to a reduction in lower overhead MMC sales, higher advertising costs associated with an aggressive marketing campaign which was directed at increasing market share and higher compensation incentives, and to a lesser extent, increased medical claims.

  Interest expense was .4% of net sales in fiscal 1997 compared to .6% of net sales in fiscal 1996. This .2% of net sales decrease resulted from a 34% reduction in average borrowings from $9.5 million in fiscal 1996 to $6.3 million in fiscal 1997 and a 9% decrease in average borrowing rates.

  Other, net consists of other income of 1.2% of net sales in fiscal 1997 compared to other expense of .2% of net sales in fiscal 1996. Fiscal 1997's other income primarily consists of three non-recurring items: $747,000 ($463,000 after tax, or $0.09 per share) gain, net of related expenses and corporate incentives, associated with the lease buyout of a former MMC location; $336,000 ($208,000 after tax or $.04 per share) gain, net of related expenses, associated with the lease buyout of a former S&K store; and $295,000 of non-taxable ($.06 per share) insurance proceeds from a life insurance policy. Fiscal 1996's other expense included closing costs associated with nine stores (including two MMC locations in Chicago, Illinois.)

  The effective tax rate decreased to 36.8% in fiscal 1997 from 38.0% in fiscal 1996 and was attributable to the non-taxable, non-recurring insurance proceeds disclosed in other, net above.

  Year Ended January 27, 1996 Compared to Year Ended January 28, 1995

  Net sales increased by 9% or $10.3 million, from fiscal 1995 to fiscal 1996. The increase in net sales reflected the net addition of 12 new stores in fiscal 1996. The Company opened 21 new stores and closed nine stores including the year-end closing of the Brentwood, Tennessee store which was relocated in Spring 1996. These closed stores had not met the Company's sales and profitability expectations and included the two MMC locations in the Chicago, Illinois market. Comparable store sales were up 4%. Sales were positively impacted by strong suit sales while sportswear and seasonal merchandise were below expectations.

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

  Interest expense was .6% of net sales in fiscal 1996 compared to .7% of net sales in fiscal 1995. The Company's 14% reduction in average borrowings from $11.0 million in fiscal 1995 to $9.5 million in fiscal 1996 offset the 26% increase in average borrowing rates.

  Other, net consists of other expense of .2% of net sales in fiscal 1996 compared to other income of .2% of net sales in fiscal 1995. This increase in costs is primarily due to the closing of nine stores in fiscal 1996 compared to other income in fiscal 1995 related to an insurable loss in which claim proceeds exceeded the net book value of the Company's assets.

  The effective tax rate increased to 38.0% in fiscal 1996 from 37.6% in fiscal 1995 and was primarily attributable to shifts in the percentage of income allocated to states with higher tax rates.


  LIQUIDITY AND CAPITAL RESOURCES

  In fiscal 1997, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 1997, the Company opened 18 new S&K stores, converted four existing stores to its superstore format and remodelled eight other S&K stores. Additionally, the Company closed eight stores (including the three MMC stores in Washington D.C.). The Company believes that its sources of liquidity and capital resources will continue to be sufficient to fund its operations and capital expenditures.

  Operating activities for the last three fiscal years provided net cash of $6.3 million, $7.2 million and $4.0 million, respectively. The decrease between fiscal 1997 and 1996 was primarily attributable to higher net income being more than offset by increased inventory purchases. The increase between fiscal 1996 and 1995 was primarily the result of reduced inventory growth.

  Net cash used in investing activities for the last three fiscal years was primarily for the purpose of store expansion and approximated $2.4 million, $3.3 million and $3.4 million, respectively. Fiscal 1996 included two more stores (one of which was a larger MMC store) and greater remodeling costs than fiscal 1997.

  Net cash used for financing activities for the last three fiscal years was $3.9 million, $4.0 million and $.4 million, respectively. Financing activities primarily relate to fluctuations in the principal of the Company's revolving credit agreements. The Company's unsecured revolving credit agreements with two banks aggregate $25.0 million. The Company has the right at the end of May 1998 to convert the revolving credit agreements into term loans ranging from three to four years. At the end of fiscal 1997, the Company had $23.0 million available for use under its bank revolving lines of credit.


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


                                                                Fiscal Year Ended January
                                 --------------------------------------------------------------------------------------
  Quarter                                         1997                                              1996
  -------
                                 ------------------------------------              ------------------------------------
                                       High                   Low                      High                      Low
                                 --------------          ------------              -----------              -----------
  First.........................    8 1/2                   5 5/8                     7 1/2                    6 1/2
  Second........................   10 13/15                 7 3/4                     9 1/4                    7
  Third.........................    9 1/8                   7 3/8                     9 3/8                    7 1/2
  Fourth........................   10 1/2                   7 7/8                     8 1/2                    5 3/4

  As of January 25, 1997, there were approximately 2,200 holders of S&K common stock, including approximately 360 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.

  STATEMENTS OF INCOME
  (in thousands, except per share data)


                                                                                   Fiscal Year Ended
                                                              --------------------------------------------------------
                                                                  January 25,         January 27,         January 28,
                                                                     1997                1996                1995
                                                              -----------------    ---------------     ---------------
  NET SALES.............................................        $      130,222       $    122,759        $    112,416
  Cost of sales.........................................                69,954             67,896              64,078
                                                              -----------------    ---------------     ---------------
  Gross profit..........................................                60,268             54,863              48,338
  Other costs and expenses:
      Selling, general and administrative...............                51,779             47,279              42,084
      Interest..........................................                   546                797                 740
      Depreciation and amortization.....................                 2,242              2,174               2,008
      Other (income) expense, net                                       (1,593)               208                (258)
                                                              -----------------    ---------------     ---------------
  Income before income taxes............................                 7,294              4,405               3,764
  Provision for income taxes............................                 2,684              1,674               1,414
                                                              -----------------    ---------------     ---------------
  Net income............................................        $        4,610       $      2,731        $      2,350
                                                              =================    ===============     ===============
  Net income per common share...........................        $         0.91       $       0.55        $       0.49
                                                              =================    ===============     ===============

  Weighted average common shares outstanding............                 5,066              4,989               4,835
                                                              =================    ===============     ===============


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)




                                                 Common Stock       Capital in     Notes Receivable
                                               ----------------     Excess of       Stock Purchase      Retained
                                               Shares   Amount      Par Value         Loan Plan         Earnings       Total
                                               ------   ------     -----------     ---------------     ----------    ---------
Balance -- January 29, 1994 ..................  4,820   $2,410         $6,207                            $26,425      $35,042
  Net income .................................                                                             2,350        2,350
  Issuances of common stock  .................      3        1             33                                              34
  Exercise of stock options  .................     15        8            125                                             133
                                               ------   ------      ---------        ----------          -------      --------
Balance -- January 28, 1995  .................  4,838    2,419          6,365                             28,775       37,559
  Net income  ................................                                                             2,731        2,731
  Issuances of common stock  .................      6        3             37                                              40
  Issuances of common stock under
     the stock purchase loan plan ............    214      107          1,393                                           1,500
  Notes receivable - stock purchase ..........                                       $   (1,500)                       (1,500)
  Reduction of notes receivable ..............                                               42                            42
                                               ------   ------      ---------        ----------          -------      --------
Balance -- January 27, 1996  .................  5,058    2,529          7,795            (1,458)          31,506       40,372
  Net income  ................................                                                             4,610        4,610
  Issuances of common stock  .................      8        4             42                                              46
  Reduction of notes receivable ..............                                               81                            81
                                               ------   ------      ---------        ----------          -------      --------
Balance -- January 25, 1997 ..................  5,066   $2,533         $7,837        $   (1,377)         $36,116      $45,109
                                               ======   ======      =========        ==========          =======      ========



  See Notes to Financial Statements.

  BALANCE SHEETS
  (in thousands, except share and per share amounts)



                                                                                January 25,              January 27,
                                                                                    1997                    1996
                                                                             ----------------         ---------------
  ASSETS
  Current assets:
       Cash..........................................................          $          537            $        520
       Accounts receivable...........................................                     398                     609
       Merchandise inventories.......................................                  41,511                  39,702
       Other current assets..........................................                   2,295                   2,299
                                                                             ----------------         ---------------
          Total current assets.......................................                  44,741                  43,130
  Property and equipment, net........................................                  14,755                  15,092
  Other assets ......................................................                   2,933                   2,376
                                                                             ----------------         ---------------
                                                                               $       62,429            $     60,598
                                                                             ================         ===============

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
       Current maturities of long-term debt .........................          $          180            $        180
       Accounts payable .............................................                   5,699                   6,360
       Accrued compensation and related items........................                   2,211                   1,274
       Current and deferred income taxes ............................                   1,339                   1,010
       Other current liabilities.....................................                   1,508                   1,260
                                                                             ----------------         ---------------
          Total current liabilities..................................                  10,937                  10,084
  Long-term debt.....................................................                   5,180                   8,941
  Deferred income taxes..............................................                   1,203                   1,201
  Commitments
  Shareholders' equity:
       Preferred stock, $1 par value; authorized shares, 500,000;
                       issued and outstanding shares, none...........
       Common stock, $.50 par value; authorized shares, 10,000,000;
                       issued and outstanding shares, 5,066,371 (1997)
                       and 5,058,434 (1996)   .......................                   2,533                  2,529
       Capital in excess of par value................................                   7,837                  7,795
       Notes receivable -- Stock Purchase Loan Plan .................                  (1,377)                (1,458)
       Retained earnings.............................................                  36,116                 31,506
                                                                             ----------------         ---------------
                                                                                       45,109                 40,372
                                                                             ----------------         ---------------
                                                                                $      62,429            $    60,598
                                                                             ================         ===============

See Notes to Financial Statements.

  STATEMENTS OF CASH FLOWS
  Increase (Decrease) in Cash
  (in thousands)


                                                                                         Fiscal Year Ended
                                                              ---------------------------------------------------------------------
                                                                   January 25,              January 27,              January 28,
                                                                      1997                      1996                     1995
                                                              -------------------       ------------------       ------------------
  Cash flows from operating activities:
   Net income.............................................      $           4,610          $         2,731          $         2,350
   Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
      Depreciation and amortization.......................                  2,654                    2,569                    2,363
      Loss on property dispositions, (net)................                    104                      413                       41
      Other...............................................                    133                      123                      114
      Changes in assets and liabilities:
         Accounts receivable..............................                    211                     (289)                     124
         Merchandise inventories .........................                 (1,809)                     696                   (1,803)
         Other current assets.............................                      4                      (35)                    (596)
         Other assets.....................................                   (557)                    (401)                    (436)
         Accounts payable and accrued expenses............                    651                    1,354                    1,770
         Income taxes and deferred income taxes...........                    331                       14                       23
                                                              -------------------       ------------------       ------------------
   Net cash provided by operating activities..............                  6,332                    7,175                    3,950
                                                              -------------------       ------------------       ------------------
  Cash flows from investing activities:
   Capital expenditures...................................                 (2,966)                  (3,293)                  (3,428)
   Proceeds from property dispositions....................                    545                       18                       55
                                                              -------------------       ------------------       ------------------
   Net cash used for investing activities.................                 (2,421)                  (3,275)                  (3,373)
                                                              -------------------       ------------------       ------------------
  Cash flows from financing activities:
   Net paydowns under revolving bank lines
        of credit.........................................                 (3,714)                  (3,785)                    (313)
   Proceeds from exercise of stock options................                                                                       96
   Reduction of long-term debt............................                   (180)                    (180)                    (180)
                                                              -------------------       ------------------       ------------------
   Net cash used for financing activities.................                 (3,894)                  (3,965)                    (397)
                                                              -------------------       ------------------       ------------------
  Net increase (decrease) in cash.........................                     17                     (65)                      180
  Cash at beginning of period.............................                    520                      585                      405
                                                              -------------------       ------------------       ------------------
  Cash at end of period...................................      $             537          $           520          $           585
                                                              ===================       ==================       ==================

  Supplemental cash flow information:
      Cash paid during the period for:
      Interest............................................      $             542          $           810          $           707
      Income taxes........................................                  2,370                    1,680                    1,409

     See Notes to Financial Statements.

  QUARTERLY FINANCIAL DATA
  (unaudited)

  Summarized quarterly financial data for fiscal 1997 and 1996 are as follows:
  (in thousands except per share data)



  1997                                     April 27            July 27               October 26             January 25
  ----                                 ----------------    ---------------       -----------------      ------------------
  Net sales ........................  $       31,448        $      29,396         $        30,171        $         39,207
  Gross profit  ....................          14,399               13,411                  13,985                  18,473
  Net income  ......................             914                  844                     622                   2,230
  Net income per share  ............             .18                  .17                     .12                     .44
  Weighted average common shares
    outstanding ....................           5,063                5,066                   5,066                   5,066


  1996                                     April 29            July 29               October 28             January 27
  ----                                 ----------------      -------------         ---------------        ----------------
  Net sales ........................  $       28,746        $      27,267         $        28,236        $         38,510
  Gross profit  ....................          12,891               12,145                  12,634                  17,193
  Net income  ......................             695                  436                      43                   1,557
  Net income per share  ............             .14                  .09                     .01                     .31
  Weighted average common shares
    outstanding.....................           4,840                5,000                   5,058                   5,058


  NOTES TO FINANCIAL STATEMENTS

  NOTE 1 - Summary of Significant Accounting Policies:

  PRINCIPAL BUSINESS
  S&K Famous Brands, Inc.(the Company) is engaged in the retail sale of men's tailored clothing, furnishings, sportswear and accessories. The Company's fiscal year is the 52 or 53 week period which ends on the last Saturday in January. Fiscal years ended January 25, 1997 (fiscal 1997), January 27, 1996 (fiscal 1996) and January 28, 1995 (fiscal 1995) were all 52 week periods.

  USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

  The Company annually evaluates long-lived assets for any impairment using the guidance of Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This evaluation has not resulted in adjustments to the Company's results of operations or financial position.

  Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

  PRE-OPENING STORE COSTS
  Costs associated with the opening of new stores are carried as prepaid expenses and charged to expense upon store opening.

  ADVERTISING COSTS
  Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $10.6 million, $10.0 million and $8.4 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future advertising programs included in the balance sheets were less than $150,000 in each year.

  EARNINGS PER SHARE
  Earnings per share of common stock and common stock equivalents are calculated using the weighted average number of common shares outstanding during each period. Common stock equivalents are excluded from weighted average shares due to insignificance.

  Note 2 - Merchandise Inventories:

  During the quarter ended April 29, 1995, the Company changed its method of determining the cost of the majority of its inventories to the average cost method. The Company had previously determined the cost of inventories using the last-in, first-out (LIFO) retail inventory method and had not recently experienced significant inflation in retail prices. At the same time, the Company had experienced cost reductions for certain goods as a result of volume and inventory sourcing efficiencies. Under the average cost method, the Company tracks inventory costs for approximately 130 inventory categories which are used to classify the Company's inventory. Management believes that reporting inventories using the average cost method results in better matching of revenues and costs and reporting on a basis more consistent with other companies in its industry.

  The fiscal 1996 change in the method of valuing inventories had been applied retroactively and the effect on net income decreased amounts previously reported in fiscal 1995 by $198,100 or $.04 per share. Retained earnings for fiscal 1995 had been adjusted for the effect (net of income taxes) of applying the new method of accounting, retroactively.

  The Company capitalizes certain buying, holding and distribution costs to inventory which at the end of the last three fiscal years were approximately $2.2 million, $2.0 million and $2.0 million, respectively. Buying, holding and distribution costs charged to cost of sales in each of the fiscal years were approximately $3.5 million, $3.4 million and $3.3 million, respectively.

  Note 3 - Property and Equipment:

  Property and equipment consists of the following (in thousands):


                                                                              January 25,                January 27,
                                                                                 1997                        1996
                                                                         -------------------         ------------------
  Land.............................................................        $             722            $           722
  Corporate headquarters...........................................                    4,401                      4,403
  Furniture, fixtures and equipment................................                   11,596                     10,935
  Leasehold improvements...........................................                   12,396                     11,651
                                                                         -------------------         ------------------
                                                                                      29,115                     27,711
  Less - accumulated depreciation and amortization ................                   14,360                     12,619
                                                                         -------------------         ------------------
                                                                           $          14,755            $        15,092
                                                                         ===================         ==================


  Depreciation and amortization expense of approximately $.4 million was included in cost of sales for each of the last three fiscal years.

  Note 4 - Long-Term Debt:

  Long-term debt consists of (in thousands):

                                                                              January 25,                January 27,
                                                                                 1997                        1996
                                                                         -------------------         ------------------
  Industrial Development Revenue Bond; $45 of principal
    plus interest at 65% of prime, due quarterly to January 1,
    2010, secured by land and corporate headquarters...............         $          2,340            $         2,520
  Bank Revolving Lines of Credit...................................                    2,000                      5,714
  Other............................................................                    1,020                        887
                                                                         -------------------         ------------------
                                                                                       5,360                      9,121
  Less - current maturities........................................                      180                        180
                                                                         -------------------         ------------------
                                                                           $           5,180            $         8,941
                                                                         ===================         ==================

  The Company has available an aggregate of $25.0 million from two banks under its unsecured bank revolving lines of credit. Interest is payable monthly at a rate equal to the lower of the 30-day Federal Funds Rate plus one percent or the banks' prime interest rate. The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 1998 is convertible to three-or four-year term loans at the banks' prime interest rate and is payable in monthly installments.

  At January 25, 1997, maturities of long-term debt, exclusive of the bank revolving lines of credit, were $180,000 for each of the next five fiscal years.

  Note  5 - Profit Sharing and Other Benefit Programs:

  The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $90,000, $75,000 and $60,000, respectively, in each of the last three fiscal years.

  Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company's 401(k) Plan can elect to invest 1% to 15% of their pre-tax earnings. The Company's contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company's common stock in the amount of $60,000, $50,000 and $40,000, respectively, in each of the last three fiscal years.

  The Company has receivables from certain officers in the amount of $436,000, $345,000 and $327,000, respectively, in each of the last three fiscal years, relating to premiums paid under split dollar life insurance policies.

  Deferred compensation expense relating to agreements with certain executive officers of the Company approximated $133,000, $123,000 and $114,000, respectively, in each of the last three fiscal years.

  Note 6 - Stock Option and Stock Purchase Loan Plans:

  The Company's stock option plan provides for the granting of up to 650,000 common shares to key management employees. Options to purchase the Company's stock are granted at no less than the market value at the date of grant, are exercisable after one to three years and expire after eight to ten years. The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. Accordingly, the Company has not recognized any related compensation expense in its Statements of Income.

  Changes in options under the plan for the three years ended January 25, 1997 were as follows:


                                                                          Weighted                                  Weighted
                                                                          Average                                    Average
                                                        Options        Exercise Price         Exercisable         Exercise Price
                                                     -----------   --------------------   ------------------   ------------------
  Outstanding - January 29, 1994  .........            293,400             $9.88
  Granted  ................................            120,000             $9.00
  Exercised  ..............................            (15,000)            $6.36
                                                     ---------
  Outstanding - January 28, 1995  .........            398,400             $9.75                238,400              $8.11
  Granted  ................................             77,000             $8.31
  Exercised  ..............................             (7,000)            $7.63
                                                     ---------
  Outstanding - January 27, 1996                       468,400             $9.54                293,400              $9.18
  Surrendered  ............................             (4,600)           $10.07
                                                     ---------
  Outstanding - January 25, 1997                       463,800             $9.54                375,534              $9.75
                                                     =========

  Additional information regarding stock options outstanding at January 25, 1997 follows:



                                              Weighted           Weighted                          Weighted
          Range of                             Average            Average                           Average
          Exercise            Options         Exercise           Remaining                         Exercise
           Prices           Outstanding         Price        Contractual Life        Exercisable     Price
-------------------------- ---------------  -------------  ---------------------     ----------- ------------
  $6.00 - $7.69......         214,400        $  6.86           4.8 years               214,400    $  6.86
  $8.31 - $9.00......         189,900           8.73           5.8 years               101,634       8.83
  $21.75.............          59,500          21.75           4.6 years                59,500      21.75
                           ----------                                                 ----------
  $6.00 - $21.75.....         463,800           9.54           5.2 years               375,534       9.75
                           ==========                                                 ==========

  SFAS No. 123, "Accounting for Stock - Based Compensation", requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to the Company's stock option grants made since January 1995. Accordingly, the Company determined the grant date fair value of the options granted in fiscal 1996 using the Black - Scholes option pricing model with the following weighted average assumptions: expected volatility of 43%, riskfree interest rate of 6.3% and expected life of four years. Had compensation cost been determined including the weighted average fair-value of $3.46 for options granted in fiscal 1996 (which ratably vest over three years), the Company's proforma net income (and earnings per share) would be $2,695,000, ($.54) in fiscal 1996 and $4,556,000, ($.90) in fiscal 1997.

  Under the Company's Stock Purchase Loan Plan, the Company has loans with sixteen officers approximating $1.5 million. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $93,000 and $41,000 for fiscal 1997 and 1996, respectively. At the end of fiscal 1997, the Company has accrued interest receivable from these officers in the amount of $139,000.

  Note 7 - Provision for Income Taxes:

  Significant components of the Company's deferred income tax liabilities (assets) are as follows (in thousands):


                                                                                  Fiscal Year Ended
                                                        ------------------------------------------------------------------
                                                               1997                    1996                     1995
                                                        -----------------       -----------------       ------------------
  Deferred tax liabilities:
   Depreciation .............................             $     1,558          $        1,473          $         1,302
   Other items  .............................                     492                     544                      614
                                                        -----------------       -----------------       ------------------
      Total deferred tax liabilities ........                   2,050                   2,017                    1,916
  Deferred tax assets .......................                    (518)                   (379)                    (314)
                                                        -----------------       -----------------       ------------------
  Net deferred tax liabilities ..............             $     1,532          $        1,638             $      1,602
                                                        =================       =================       ==================


  The provision for income taxes consists of (in thousands):


                                                                                  Fiscal Year Ended
                                                        ------------------------------------------------------------------

                                                               1997                    1996                     1995
                                                        -----------------       -----------------       ------------------
  Current:
    Federal  ................................             $        2,287          $        1,272          $         1,025
    State  ..................................                        503                     366                      216
                                                        -----------------       -----------------       ------------------
                                                                   2,790                   1,638                    1,241
  Deferred  .................................                       (106)                     36                      173
                                                        -----------------       -----------------       ------------------
                                                          $        2,684          $        1,674         $          1,414
                                                        =================       =================       ==================

  The effective income tax rates consist of (in thousands):


                                                                                  Fiscal Year Ended
                                                        ------------------------------------------------------------------

                                                               1997                    1996                     1995
                                                        -----------------       -----------------       ------------------
  Income taxes at federal
    statutory rate (34%) ....................             $        2,480          $        1,498          $         1,280
  State income taxes,
     net of federal benefit .................                        306                     245                      155
  Other - net ...............................                       (102)                    (69)                     (21)
                                                        -----------------       -----------------       ------------------
                                                          $        2,684          $        1,674          $         1,414
                                                        =================       =================       ==================
  Effective income tax rate .................                       36.8%                   38.0%                    37.6%
                                                        =================       =================       ==================


  Note 8 - Commitments:

  The Company leases all of its stores under varying terms and arrangements which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $8.6 million, $7.8 million and $7.0 million in each of the last three years, respectively.

  The future minimum payments under operating leases as of the end of fiscal 1997 aggregate $28.4 million and are payable as follows: fiscal 1998 - $9.1 million, fiscal 1999 - $7.3 million, fiscal 2000 - $5.3 million, fiscal 2001 - $3.8 million, fiscal 2002 - $2.0 million and $.9 million thereafter.

  The Company leases two properties from a shareholder and an immediate family member. Rent expense included approximately $206,000, $197,000 and $198,000 in fiscal 1997, 1996 and 1995, respectively, paid to these related parties. The Company is also obligated under these lease agreements to pay minimum rentals approximating $214,000 per year through fiscal 2002 and $74,000 per year thereafter through fiscal 2006.

  Note 9 - Nonrecurring Items:

  During fiscal 1997, other income, net, included three non-recurring items:
  $747,000 ($463,000 after tax, or $0.09 per share) gain, net of related expenses and incentives associated with a lease buyout of a former Menswear Mega Center location; $336,000 ($208,000 after tax or $.04 per share) gain, net of related expenses related to a lease buyout of a former S&K store; and, $295,000 ($.06 per share) of non-taxable insurance proceeds from a life insurance policy.

  REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Shareholders
  S&K Famous Brands, Inc.

  In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. at January 25, 1997 and January 27, 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 25, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  Price Waterhouse LLP

  Norfolk, Virginia
  March 10, 1997