Form 10-K405, Exhibit 13
period 1998-01-31
S&K FAMOUS BRANDS INC
filed 1998-04-10
CIK 723924


FINANCIAL HIGHLIGHTS
                                                                                          Fiscal Year Ended
                                                                          (Dollar amounts in thousands, except per share data)
                                                                 -------------------------------------------------------------------
                                                                     January 31,              January 25,             January 27,
                                                                         1998                     1997                   1996
                                                                  ------------------        ----------------       -----------------
Net sales ............................................             $      144,983           $      130,222         $       122,759
Income before taxes ..................................                      8,034                    7,294                   4,405
Net income ...........................................                      4,981                    4,610                   2,731
Net income per share:
     Basic............................................                        .99                      .91                     .55
     Diluted..........................................                        .97                      .91                     .55
Working capital ......................................                     35,000                   33,804                  33,046
Total assets .........................................                     69,446                   62,429                  60,598
Shareholders' equity .................................                     49,521                   45,109                  40,372
Number of stores .....................................                        211                      194                     184




FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


                                                                              Fiscal Year Ended
                                                         (Dollar and share amounts in thousands, except per share data)
                                                   ------------------------------------------------------------------------
                                                   January 31,    January 25,    January 27,     January 28,    January 29,
                                                      1998           1997           1996           1995(1)        1994(1)
                                                   ----------     ----------     ----------      ----------     ---------
  INCOME STATEMENT DATA:
  Net sales ....................................   $  144,983     $  130,222     $  122,759      $  112,416     $  98,976
                                                   ----------     ----------     ----------      ----------     ---------
  Cost of sales................................        76,085         69,954         67,896          64,078        55,202
  Gross profit.................................        68,898         60,268         54,863          48,338        43,774
  Selling, general and
     administrative expenses...................        57,964         51,779         47,279          42,084        36,001
  Interest.....................................           536            546            797             740           467
  Depreciation and amortization ...............         2,404          2,242          2,174           2,008         1,615
  Net income...................................         4,981          4,610          2,731           2,350         3,610
  INCOME PER SHARE DATA:
  Basic net income per share...................    $     0.99     $     0.91     $     0.55      $     0.49     $    0.75
  Diluted net income per share.................          0.97           0.91           0.55            0.48          0.74
  Weighted average shares outstanding .........         5,026          5,066          4,989           4,835         4,801
  Weighted average shares outstanding
     including dilutive potential common
     shares....................................         5,118          5,092          5,006           4,877         4,899
  BALANCE SHEET DATA:
  Working capital..............................    $   35,000     $   33,804     $   33,046      $   34,644     $  33,815
  Inventories..................................        43,896         41,511         39,702          40,397        38,595
  Net property and equipment...................        17,833         14,755         15,092          14,799        13,831
  Total assets.................................        69,446         62,429         60,598          60,341        56,482
  Long-term debt (including
       current maturities).....................         5,483          5,360          9,121          12,963        13,343
  Shareholders' equity.........................        49,521         45,109         40,372          37,559        35,042
  Book value per share.........................          9.88           8.90           7.98            7.76          7.27
  Current ratio................................         3.6:1          4.1:1          4.3:1           4.9:1         5.6:1
  Number of stores open at
       end of period...........................           211            194            184             172           154

(1)For fiscal 1995 and prior, the Company changed its method of determining the cost of inventory as described in the Notes to Financial Statements - Note 2. The change was applied retroactively and decreased net income amounts previously reported in fiscal 1995 by $198,000 or $.04 per share and in fiscal 1994 by $404,000 or $.09 per share.

  MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

  RESULTS OF OPERATIONS

  The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 1998, 1997 and 1996.

                                                                          Percentage of Net Sales
                                                           -----------------------------------------------------
                                                                             Fiscal Year Ended
                                                           -----------------------------------------------------
                                                               1/31/98             1/25/97             1/27/96
                                                           -------------      ---------------      -------------
  Net  sales........................................               100.0                100.0              100.0
  Cost of sales.....................................                52.5                 53.7               55.3
                                                           -------------      ---------------      -------------
  Gross profit  ....................................                47.5                 46.3               44.7
  Other costs and expenses:
       Selling, general and administrative..........                40.0                 39.8               38.5
       Interest.....................................                 0.4                  0.4                0.6
       Depreciation and amortization ...............                 1.6                  1.7                1.8
       Other (income) expense, net..................                  --                (1.2)                0.2
                                                           -------------      ---------------      -------------
  Income before income taxes........................                 5.5                  5.6                3.6
  Provision for income taxes........................                 2.1                  2.1                1.4
                                                           -------------      ---------------      -------------
  Net income........................................                 3.4                  3.5                2.2
                                                           =============      ===============      =============

  Year Ended January 31, 1998 Compared to Year Ended January 25, 1997

  Net sales increased by 11%, or $14.8 million, from fiscal 1997 to fiscal 1998. Exclusive of the volume in the three former Menswear Mega Centers (MMC) which were sold in 1996, net sales increased 15%. The 15% increase in net sales reflects the addition of 26 new stores (which includes eight relocations) and one closure. Comparable store sales were up 6% for fiscal 1998. Fiscal 1998 was a 53-week year while fiscal 1997 was a 52-week year. On a basis consistent with a 52-week year, comparable store sales in fiscal 1998 were up 5%. Sales were positively impacted by continued strong suit sales and various marketing campaigns.

  Cost of sales in fiscal 1998 was 52.5% of net sales compared to 53.7% of net sales in fiscal 1997. This 1.2% of net sales reduction was due to having the lower margin sales volume from the former MMC during the first eight months of fiscal 1997 and reduced markdowns as a percentage of net sales in fiscal 1998.

  Selling, general and administrative expenses in fiscal 1998 were 40.0% of net sales compared to 39.8% of net sales in fiscal 1997. This .2% of net sales increase was the net result of not having the lower overhead MMC sales this year offset in part by lower advertising costs and medical claims as a percentage of net sales.

  Other income, net, in fiscal 1997 included non-recurring gains of $1.1 million ($671,000 after tax, or $0.13 per basic share), net of related expenses and incentives associated with buyouts of two store leases and $295,000 ($0.06 per basic share) of non-taxable insurance proceeds.

  The effective tax rate in fiscal 1998 was 38.0% of income before income taxes compared to 36.8% in fiscal 1997. The lower effective tax rate in fiscal 1997 was attributable to the non-taxable insurance proceeds discussed in other income, net, above.

  Year Ended January 25, 1997 Compared to Year Ended January 27, 1996

  Net sales increased by 6% or $7.5 million, from fiscal 1996 to fiscal 1997. The increase in net sales reflects the net addition of ten new stores in fiscal 1997. The Company opened 18 new stores and closed eight stores
  (including the three remaining MMC in the Washington, DC market, three S&K locations which had not met the Company's sales and profitability expectations and two relocations). Comparable store sales were up 5%. Sales were positively impacted by strong suit sales and an aggressive marketing campaign.

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


  LIQUIDITY AND CAPITAL RESOURCES

  In fiscal 1998, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 1998, the Company built 26 new S&K stores, converted one existing store to its superstore format and remodeled 15 other S&K stores. The Company believes that its sources of liquidity and capital resources will continue to be sufficient to fund its operations and capital expenditures.

  Operating activities for the last three fiscal years provided net cash of $6.9 million, $6.3 million and $7.2 million, respectively. The increase between fiscal 1998 and 1997 was attributable primarily to higher net income and secondarily to increased payables offset by increased inventory purchases. The decrease between fiscal 1997 and 1996 was primarily the result of increased inventory purchases offset in part by higher net income.

  Net cash used in investing activities for the last three fiscal years was primarily for the purpose of store expansion and remodeling and approximated $6.1 million, $2.4 million and $3.3 million, respectively. Fiscal 1998 included capital expenditures for eight more new stores and four more remodelings compared to fiscal 1997. Fiscal 1998 also included approximately $1.7 million in capital expenditures for an owned superstore location which opened in March 1998. Fiscal 1996 included two more stores and greater remodeling costs than fiscal 1997.

  Net cash used for financing activities for the last three fiscal years was $0.8 million, $3.9 million and $4.0 million, respectively. Financing activities primarily relate to fluctuations in the principal of the Company's revolving credit agreements. Financing activities for fiscal 1998 included $0.8 million used for the repurchase of 74,000 shares of common stock. The Company's unsecured revolving credit agreements with two banks aggregate $30.0 million. The Company has the right at the end of May 2000 to convert the revolving credit agreements into four year term loans. At the end of fiscal 1998, the Company had $27.9 million available for use under its bank revolving lines of credit.

  OTHER MATTERS


  Historically, inflation has not significantly affected the Company's gross margins. When necessary, the Company has generally been able to pass through price increases as the cost of merchandise has increased.

  The Company is following a plan designed to ensure that all of its computer systems will be Year 2000 compliant in advance of December 31, 1999. The Company believes that this plan encompasses all computer applications used in internal operations. The plan, which began in fiscal 1998, will continue through 1999 and is currently expected to require modifications to existing software costing approximately $100,000. The Year 2000 issue may impact vendors that provide products or services to the Company. The Company cannot estimate or predict the potential adverse consequences, if any, that could result from the vendors' failure to address this issue.


  PRICE RANGES OF COMMON SHARES
  S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB. The following table is a quarterly composite of high and low stock prices.

                                                                               Fiscal Year Ended January
                                                ----------------------------------------------------------------------------------
  Quarter                                                        1998                                          1997
  -------
                                                ------------------------------------          ------------------------------------
                                                      High                   Low                    High                    Low
                                                --------------          ------------          --------------           -----------
  First..................................            10 1/2                 9 1/8                 8 1/2                    5 5/8
  Second.................................              13                     10                10 13/15                   7 3/4
  Third..................................              16                   12 1/8                9 1/8                    7 3/8
  Fourth.................................            14 1/2                 12 1/4              10 1/2                     7 7/8

  As of January 31, 1998, there were approximately 2,200 holders of S&K common stock, including approximately 304 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.



  STATEMENTS OF INCOME
  (in thousands, except per share data)

                                                                                      Fiscal Year Ended
                                                              ---------------------------------------------------------------
                                                                  January 31,             January 25,            January 27,
                                                                     1998                    1997                   1996
                                                              -----------------        ---------------        ---------------
  NET SALES.............................................        $       144,983          $     130,222          $     122,759
  Cost of sales.........................................                 76,085                 69,954                 67,896
                                                              -----------------        ---------------        ---------------
  Gross profit..........................................                 68,898                 60,268                 54,863
  Other costs and expenses:
       Selling, general and administrative..............                 57,964                 51,779                 47,279
       Interest.........................................                    536                    546                    797
       Depreciation and amortization....................                  2,404                  2,242                  2,174
       Other (income) expense, net......................                    (40)                (1,593)                   208
                                                              -----------------        ---------------        ---------------
  Income before income taxes............................                  8,034                  7,294                  4,405
  Provision for income taxes............................                  3,053                  2,684                  1,674
                                                              -----------------        ---------------        ---------------
  Net income............................................        $         4,981          $       4,610          $       2,731
                                                              =================        ===============        ===============
  Net income per common share:

       Basic............................................        $          0.99          $        0.91          $        0.55
                                                              =================        ===============        ===============
       Diluted..........................................        $          0.97          $        0.91          $        0.55
                                                              =================        ===============        ===============

  Weighted average common shares outstanding -                            5,026                  5,066                  4,989
        basic...........................................
  Dilutive effect of stock options......................                     92                     26                     17
                                                              -----------------        ---------------        ---------------
  Weighted average common shares outstanding
       including dilutive potential common shares.......                  5,118                  5,092                  5,006
                                                              =================        ===============        ===============






  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
  (in thousands)



                                                 Common Stock
                                            ----------------------     Capital in   Notes Receivable
                                                                       Excess of     Stock Purchase    Retained
                                              Shares       Amount      Par Value       Loan Plan       Earnings      Total
                                            ----------   ---------    ------------   ------------    -----------   ----------
  Balance -- January 28, 1995                    4,838   $  2,419     $      6,365   $               $    28,775   $  37,559
    Net income                                                                                             2,731        2,731
    Issuances of common stock                        6           3              37                                         40
    Issuances of common stock under
       the stock purchase loan plan ......         214         107           1,393                                      1,500
    Notes receivable - stock purchase ....                                                 (1,500)                     (1,500)
    Reduction of notes receivable ........                                                     42                          42
                                            ----------   ---------    ------------   ------------    -----------   ----------
  Balance -- January 27, 1996  ...........       5,058       2,529           7,795         (1,458)        31,506       40,372
    Net income  ..........................                                                                 4,610        4,610
    Issuances of common stock  ...........           8           4              42                                         46
    Reduction of notes receivable ........                                                     81                          81
                                            ----------   ---------    ------------   ------------    -----------   ----------
  Balance -- January 25, 1997 ............       5,066       2,533           7,837         (1,377)        36,116       45,109
    Net income............................                                                                 4,981        4,981
    Repurchase of common stock............        (74)        (37)           (729)                                      (766)
    Issuances of common stock.............           5           3              48                                         51
    Exercise of stock options.............          17           8              76                                         84
    Reduction of notes receivable.........                                                     62                          62
                                            ----------   ---------    ------------   ------------    -----------   ----------

  Balance -- January 31, 1998 ............       5,014   $   2,507    $      7,232   $     (1,315)   $    41,097   $   49,521
                                            ==========   =========    ============   ============    ===========   ==========




See Notes to Financial Statements.






BALANCE SHEETS
(in thousands, except per share amounts)


                                                                               January 31,              January 25,
                                                                                   1998                    1997
                                                                             ----------------         ---------------
ASSETS
Current assets:
  Cash...............................................................          $          593           $         537
  Accounts receivable................................................                     554                     398
  Merchandise inventories............................................                  43,896                  41,511
  Other current assets...............................................                   3,170                   2,295
                                                                             ----------------         ---------------

          Total current assets.......................................                  48,213                  44,741

  Property and equipment, net........................................                  17,833                  14,755

  Other assets ......................................................                   3,400                   2,933
                                                                             ----------------         ---------------
                                                                               $       69,446           $      62,429
                                                                             ================         ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt ..............................          $          180           $         180
  Accounts payable ..................................................                   7,561                   5,699
  Accrued compensation and related items.............................                   2,592                   2,211
  Current and deferred income taxes .................................                     983                   1,339
  Other current liabilities..........................................                   1,897                   1,508
                                                                             ----------------         ---------------

     Total current liabilities.......................................                  13,213                  10,937
Long-term debt.......................................................                   5,303                   5,180
Deferred income taxes................................................                   1,409                   1,203
Commitments
Shareholders' equity:
  Preferred stock, $1 par value; authorized shares, 500;
        issued and outstanding shares, none..........................
  Commonstock, $.50 par value; authorized shares, 10,000;
        issued and outstanding shares, 5,014 (1998), and 5,066
        (1997)  .....................................................                   2,507                   2,533
  Capital in excess of par value.....................................                   7,232                   7,837
  Notes receivable -- Stock Purchase Loan Plan ......................                  (1,315)                 (1,377)
  Retained earnings..................................................                  41,097                  36,116
                                                                             ----------------         ---------------
                                                                                       49,521                  45,109
                                                                             ----------------         ---------------
                                                                               $       69,446           $      62,429
                                                                             ================         ===============
             See Notes to Financial Statements.








STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash
(in thousands)


                                                                                                    Fiscal Year Ended
                                                              ---------------------------------------------------------------------
                                                                  January 31,              January 25,              January 27,
                                                                     1998                      1997                     1996
                                                              -------------------       ------------------       ------------------
Cash flows from operating activities:
   Net income............................................     $             4,981       $            4,610       $            2,731
   Adjustments to reconcile net income to net cash
       provided by operating activities:
      Depreciation and amortization......................                   2,788                    2,654                    2,569
      Loss on property dispositions, (net)...............                     202                      104                      413
      Other..............................................                     203                      133                      123
      Changes in assets and liabilities:
         Accounts receivable.............................                    (156)                     211                     (289)
         Merchandise inventories ........................                  (2,385)                  (1,809)                     696
         Other current assets............................                    (875)                       4                      (35)
         Other assets....................................                    (467)                    (557)                    (401)
         Accounts payable and accrued expenses...........                   2,745                      651                    1,354
         Income taxes and deferred income taxes..........                    (150)                     331                       14
                                                              -------------------       ------------------       ------------------
   Net cash provided by operating activities.............                   6,886                    6,332                    7,175
                                                              -------------------       ------------------       ------------------

Cash flows from investing activities:
   Capital expenditures..................................                  (6,083)                  (2,966)                  (3,293)
   Proceeds from property dispositions...................                      15                      545                       18
                                                              -------------------       ------------------       ------------------
   Net cash used for investing activities................                  (6,068)                  (2,421)                  (3,275)
                                                              -------------------       ------------------       ------------------

Cash flows from financing activities:
   Net borrowings (paydowns) under revolving bank
        lines of credit..................................                     100                   (3,714)                  (3,785)
   Proceeds from exercise of stock options...............                      84
   Reduction of long-term debt...........................                    (180)                    (180)                    (180)
                                                              -------------------       ------------------       ------------------
   Repurchase of common stock............................                    (766)
                                                              -------------------       ------------------       ------------------
   Net cash used for financing activities................                    (762)                  (3,894)                  (3,965)
                                                              -------------------       ------------------       ------------------
Net increase (decrease) in cash..........................                      56                       17                      (65)
Cash at beginning of period..............................                     537                      520                      585
                                                              -------------------       ------------------       ------------------
Cash at end of period....................................     $               593       $              537       $              520
                                                              ===================       ==================       ==================

Supplemental cash flow information:
   Cash paid during the period for:
         Interest........................................     $               513        $             542        $              810
         Income taxes....................................                   3,492                    2,370                     1,680


   See Notes to Financial Statements.





QUARTERLY FINANCIAL DATA
(unaudited)

Summarized quarterly financial data for fiscal 1998 and 1997 are as follows:
(in thousands, except per share data)


1998                                                                 April 26          July 26        October 25      January 31
----                                                               -------------    -------------    ------------    ------------
Net sales ...................................................      $      33,460    $      30,788    $     33,705    $     47,030
Gross profit  ...............................................             15,887           14,381          16,238          22,392
Net income  .................................................              1,162              791             668           2,360
Net income per share:
     Basic ..................................................                .23              .16             .13             .47
     Diluted.................................................                .23              .15             .13             .46



Weighted average common shares outstanding -
     basic...................................................              5,068            5,019           5,006           5,013

Weighted average common shares outstanding
     including dilutive potential common shares..............              5,121            5,104           5,122           5,125


1997                                                                 April 27          July 27        October 26      January 25
----                                                               -------------    -------------    ------------    ------------
Net sales ..................................................       $      31,448    $      29,396    $     30,171    $     39,207
Gross profit  ..............................................              14,399           13,411          13,985          18,473
Net income  ................................................                 914              844             622           2,230
Net income per share:
     Basic..................................................                 .18              .17             .12             .44
     Diluted................................................                 .18              .17             .12             .44
Weighted average common shares outstanding -
     basic..................................................               5,063            5,066           5,066           5,066


Weighted average common shares outstanding
     including dilutive potential common shares.............              5,069             5,103            5,088           5,107

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies:

PRINCIPAL BUSINESS
S&K Famous Brands, Inc.(the Company) is engaged in the retail sale of men's tailored clothing, furnishings, sportswear and accessories. The Company's fiscal year is the 52 or 53 week period which ends on the last Saturday in January. Fiscal year ended January 31, 1998 (fiscal 1998) was a 53-week period, while January 25, 1997 (fiscal 1997) and January 27, 1996 (fiscal 1996) were 52-week periods.

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

The Company annually evaluates long-lived assets for any impairment using the guidance of Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This evaluation has not resulted in adjustments to the Company's results of operations or financial position.

Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

PRE-OPENING STORE COSTS
Costs associated with the opening of new stores are carried as prepaid expenses and charged to expense upon store opening.

ADVERTISING COSTS
Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $11.2 million, $10.6 million and $10.0 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future advertising programs included in the balance sheets were less than $100,000 in each year.

EARNINGS PER SHARE
The Company adopted FAS No. 128, "Earnings per Share," in fiscal 1998 and has presented both basic and diluted net income per share in the financial statements. Basic net income per share of common stock is calculated using the weighted average number of common shares outstanding during each period. Diluted net income per share includes the dilutive effect of stock options.


Note 2 - Merchandise Inventories:

Inventories are valued using an average cost method. Under the average cost method, the Company tracks inventory costs for approximately 100 inventory categories which are used to classify the Company's inventory. Management believes that reporting inventories using the average cost method results in better matching of revenues and costs and reporting on a basis more consistent with other companies in its industry. During the quarter ended April 29, 1995, the Company changed its method of determining the cost of inventories to the average cost method. The Company had previously determined the cost of inventories using the last-in, first-out (LIFO) retail inventory method.

The Company capitalizes certain buying, holding and distribution costs to inventory which at the end of the last three fiscal years were approximately $2.3 million, $2.2 million and $2.0 million, respectively. Buying, holding and distribution costs charged to cost of sales in each of the fiscal years were approximately $3.8 million, $3.5 million and $3.4 million, respectively.

Note 3 - Property and Equipment:

Property and equipment consists of the following (in thousands):

                                                                            January 31                 January 25,
                                                                               1998                        1997
                                                                         ---------------            ----------------
Land...............................................................      $         1,620            $            722
Buildings..........................................................                5,236                       4,401
Furniture, fixtures and equipment..................................               12,858                      11,596
Leasehold improvements.............................................               13,853                      12,396
                                                                         ---------------            ----------------
                                                                                  33,567                      29,115
Less - accumulated depreciation and amortization...................               15,734                      14,360
                                                                         ---------------            ----------------
                                                                         $        17,833            $         14,755
                                                                         ===============            ================


Depreciation and amortization expense of approximately $.4 million was included in cost of sales for each of the last three fiscal years.

Note 4 - Long-Term Debt:

  Long-term debt consists of (in thousands):

                                                                            January 31                 January 25,
                                                                               1998                        1997
                                                                         ---------------            ----------------

Industrial Development Revenue Bond;
    $45 of principal plus interest at 65% of
    prime, due quarterly to January 1, 2010,
    secured by land and corporate headquarters...................           $      2,160               $       2,340
Bank revolving lines of credit.....................................                2,100                       2,000
Other..............................................................                1,223                       1,020
                                                                         ---------------            ----------------
                                                                                   5,483                       5,360
Less - current maturities..........................................                  180                         180
                                                                         ---------------            ----------------
                                                                         $         5,303            $          5,180
                                                                         ===============            ================

The Company has available an aggregate of $30.0 million from two banks under its unsecured bank revolving lines of credit. Interest is payable monthly at a rate equal to the lower of the 30-day Federal Funds Rate plus three quarters of one percent or the banks' prime interest rate. The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 2000 is convertible to four-year term loans at the banks' prime interest rate and is payable in monthly or quarterly installments.

At January 31, 1998, maturities of long-term debt, exclusive of the bank revolving lines of credit, were $180,000 for each of the next five fiscal years.

Note  5 - Profit Sharing and Other Benefit Programs:

The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $120,000, $90,000 and $75,000, respectively, in each of the last three fiscal years.

Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company's 401(k) Plan can elect to invest 1% to 15% of their pre-tax earnings. The Company's contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company's common stock in the amount of $80,000, $60,000 and $50,000, respectively, in each of the last three fiscal years.

The Company has receivables from certain officers in the amount of $515,000, $436,000 and $345,000, in each of the last three fiscal years, respectively, relating to premiums paid under split dollar life insurance policies.

Deferred  compensation  expense  relating to agreements  with certain  executive
officers  of  the  Company   approximated   $203,000,   $133,000  and  $123,000,
respectively, in each of the last three fiscal years.

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

Changes in options under the plan for the three years ended January 31, 1998 were as follows:

                                                                      Weighted                                         Weighted
                                                                       Average                                          Average
                                              Options              Exercise Price            Exercisable           Exercise Price
                                         -----------------      ---------------------      --------------      ---------------------
Outstanding - January 28, 1995                     398,400              $  9.75               238,400                 $  8.11
Granted............................                 77,000                 8.31
Exercised..........................                (7,000)                 7.63
                                         -----------------
                                                                                                                         9.18
Outstanding - January 27, 1996                     468,400                 9.54               293,400
Surrendered........................                (4,600)                10.07
                                         -----------------

Outstanding - January 25, 1997                     463,800                 9.54               375,534                    9.75
Granted............................                 77,800                 9.63
Exercised..........................               (33,466)                 7.06
                                         -----------------

Outstanding - January 31, 1998                     508,134                 9.71               405,723                    9.81
                                         =================


Additional information regarding stock options outstanding at January 31, 1998 follows:

                                                           Weighted               Weighted                                Weighted
         Range of                                           Average                Average                                Average
         Exercise                    Options               Exercise               Remaining                               Exercise
          Prices                   Outstanding               Price            Contractual Life          Exercisable         Price
--------------------------      ------------------      ---------------    ---------------------       ------------      ----------
$6.00 - $7.69........                      185,000        $  6.87               3.7 years                   185,000        $  6.87
$8.31 - $9.63........                      263,634           8.99               5.5 years                   161,223           8.79
$21.75...............                       59,500          21.75               3.6 years                    59,500          21.75
                                ------------------                                                     ------------
$6.00 - $21.75.......                      508,134           9.71               4.6 years                   405,723           9.81
                                ==================                                                     ============

FAS No. 123, "Accounting for Stock - Based Compensation", requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to the Company's stock option grants made since January 1995. Accordingly, the Company determined the grant date fair value of the options granted in fiscal years 1998 and 1996 using the Black - Scholes option pricing model with the following weighted average assumptions for the respective year: expected volatility of 44% and 43%, risk-free interest rate of 6.5% and 6.3% and expected life of four years. Had compensation cost been determined including the weighted average fair-value of $4.09 and $3.46 for options granted in fiscal years 1998 and 1996 (which ratably vest over three years), the Company's proforma net income (and basic net income per share) would be $4,871,000 ($.97) in fiscal 1998, $4,556,000, ($.90) in fiscal 1997 and
$2,695,000, ($.54) in fiscal 1996.

Under the Company's Stock Purchase Loan Plan, the Company has loans with sixteen officers approximating $1.3 million. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $147,000, $93,000 and $41,000 for the last three fiscal years, respectively. At the end of fiscal 1998, the Company has accrued interest receivable from these officers in the amount of $24,000.


Note 7 - Provision for Income Taxes:

Significant components of the Company's deferred income tax liabilities (assets) are as follows (in thousands):

                                                                         Fiscal Year Ended
                                                        --------------------------------------------------------
                                                             1998                1997                 1996
                                                        --------------      --------------       ---------------
Deferred tax liabilities:
 Depreciation ...............................           $        1,890      $        1,558       $         1,473
 Other items  ...............................                      444                 492                   544
                                                        --------------      --------------       ---------------
    Total deferred tax liabilities ..........                    2,334               2,050                 2,017
Deferred tax assets .........................                     (694)               (518)                 (379)
                                                        --------------      --------------       ---------------
Net deferred tax liabilities ................           $        1,640      $        1,532       $         1,638
                                                        ==============      ==============       ===============


The provision for income taxes consists of (in thousands):


                                                                         Fiscal Year Ended
                                                        --------------------------------------------------------
                                                             1998                1997                 1996
                                                        --------------      --------------       ---------------
Current:
  Federal  ..................................           $        2,419      $        2,287       $         1,272
  State  ....................................                      526                 503                   366
                                                        --------------      --------------       ---------------
                                                                 2,945               2,790                 1,638
Deferred  ...................................                      108                (106)                   36
                                                        --------------      --------------       ---------------
                                                        $        3,053      $        2,684       $         1,674
                                                        ==============      ==============       ===============


The effective income tax rates consist of (in thousands):

                                                                          Fiscal Year Ended
                                                        --------------------------------------------------------
                                                             1998                1997                 1996
                                                        --------------      --------------       ---------------
Income taxes at federal
  statutory rate (34%) ......................           $        2,731      $        2,480       $         1,498
State income taxes,
   net of federal benefit ...................                      339                 306                   245
Other - net .................................                      (17)               (102)                  (69)
                                                        --------------      --------------       ---------------
                                                        $        3,053      $        2,684       $         1,674
                                                        ==============      ==============       ===============
Effective income tax rate ...................                     38.0%               36.8%                 38.0%
                                                        ==============      ==============       ===============


Note 8 - Commitments:

The Company leases all of its stores under varying terms and arrangements which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $9.8 million, $8.6 million and $7.8 million in each of the last three years, respectively.

The future minimum payments under operating leases as of the end of fiscal 1998 aggregate $32.7 million and are payable as follows: fiscal 1999 - $10.4 million, fiscal 2000 - $8.2 million, fiscal 2001 - $6.3 million, fiscal 2002 - $4.2 million, fiscal 2003 - $2.5 million and $1.1 million thereafter.

The Company leases two properties from a shareholder and an immediate family member. Rent expense included approximately $210,000, $206,000 and $197,000 in fiscal 1998, 1997 and 1996, respectively, paid to these related parties. The Company is also obligated under these lease agreements to pay minimum rentals approximating $217,000 per year through fiscal 2002 and $74,000 per year thereafter through fiscal 2006.

Note 9 - Nonrecurring Items:

During  fiscal  1997,  other  income,  net,  included  non-recurring  gains  of:
$1,083,000 ($671,000 after tax, or $0.13 per basic share), net of related expenses and incentives associated with lease buyouts of two former locations and $295,000 ($.06 per basic share) of non-taxable insurance proceeds.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. at January 31, 1998 and January 25, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Norfolk, Virginia
March 17, 1998