Form 10-K405, Exhibit 13
period 1999-01-30
S&K FAMOUS BRANDS INC
filed 1999-04-12
CIK 723924

Exhibit 13

FINANCIAL HIGHLIGHTS

                                               Fiscal Year Ended
                            (Dollar amounts in thousands, except per share data)
                           ----------------------------------------------------
                                January 30,          January       January 25,
                                   1999            31, 1998           1997
                              -------------      ------------    -------------

Net sales                        $  154,446        $ 144,983        $ 130,222

Income before income taxes            8,848            8,034            7,294

Net income                            5,486            4,981            4,610

Net income per share:
     Basic                             1.09              .99              .91
     Diluted                           1.07              .97              .91

Working capital                      45,021           35,000           33,804

Total assets                         79,296           69,446           62,429

Shareholders' equity                 53,717           49,521           45,109

Number of stores                        233              211              194

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA



                                                                   Fiscal Year Ended
                                          (Dollar and share amounts in thousands, except per share data)
                                      ------------------------------------------------------------------------------
                                         January 30,      January 31,      January 25,     January 27,   January 28,
                                            1999             1998             1997           1996           1995
                                        -------------- --------------  -------------  -------------- ---------------

  INCOME STATEMENT DATA:

Net sales ...............................  $ 154,446      $  144,983      $  130,222      $  122,759       $ 112,416

Cost of sales ...........................     80,806          76,085          69,954          67,896          64,078

Gross profit ............................     73,640          68,898          60,268          54,863          48,338

Selling, general and
administrative expenses .................     61,561          57,964          51,779          47,279          42,084

Interest ................................        772             536             546             797             740

Depreciation and amortization ...........      2,757           2,404           2,242           2,174           2,008

Net income ..............................      5,486           4,981           4,610           2,731           2,350

INCOME PER SHARE DATA:

Basic net income per share ..............  $    1.09      $     0.99      $     0.91      $     0.55       $    0.49

Diluted net income per share ............       1.07            0.97            0.91            0.55            0.48

Weighted average shares outstanding -
     basic ..............................      5,040           5,026           5,066           4,989           4,835

Weighted average shares outstanding -
     including dilutive potential common
     shares .............................      5,119           5,118           5,092           5,006           4,877

BALANCE SHEET DATA:

Working capital ....................       $  45,021      $   35,000      $   33,804      $   33,046       $  34,644

Inventories ........................          50,779          43,896          41,511          39,702          40,397

Net property and equipment .........          19,713          17,833          14,755          15,092          14,799

Total assets .......................          79,296          69,446          62,429          60,598          60,341

Long-term debt (including
  current maturities) ..............          13,687           5,483           5,360           9,121          12,963

Shareholders' equity ...............          53,717          49,521          45,109          40,372          37,559

Book value per share ...............           11.02            9.88            8.90            7.98            7.76

Current ratio ......................           5.3:1           3.6:1           4.1:1           4.3:1           4.9:1
Number of stores open at
  end of period ....................             233             211             194             184             172

MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

RESULTS OF OPERATIONS

The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 1999, 1998 and 1997.



                                                            Percentage of Net Sales
                                                  --------------------------------------
                                                             Fiscal Year Ended
                                                  --------------------------------------
                                                   1/30/99       1/31/98       1/25/97
                                                  ----------    ----------    ----------


Net  sales .............................           100.0          100.0         100.0
Cost of sales ..........................            52.3           52.5          53.7
                                                 -------        -------       -------
Gross profit ...........................            47.7           47.5          46.3
Other costs and expenses:
     Selling, general and administrative            39.9           40.0          39.8
     Interest ..........................             0.5            0.4           0.4
     Depreciation and amortization .....             1.8            1.6           1.7
     Other income, net .................            (0.2)          --            (1.2)
                                                 -------        -------       -------
Income before income taxes .............             5.7            5.5           5.6
Provision for income taxes .............             2.2            2.1           2.1
                                                 -------        -------       -------
Net income .............................             3.5            3.4           3.5
                                                 =======        =======       =======



YEAR ENDED JANUARY 30, 1999 COMPARED TO YEAR ENDED JANUARY 31, 1998

Net sales increased $9.5 million, from fiscal 1998 which was a 53-week year, to fiscal 1999 which was a 52-week year. The 7% increase in net sales reflects the addition of 30 new stores and eight closures (two of which were relocated). Comparable store sales on a 52-week basis decreased 1% and is due in part to the opening of the majority of new stores over the last 18 months in existing markets.

Cost of sales in fiscal 1999 was 52.3% of net sales compared to 52.5% of net sales in fiscal 1998. The .2% of net sales reduction was due primarily to the combined effect of greater leveraging of central office and distribution center expenses relating to buying and processing merchandise, and due to lower inventory shrinkage.

Selling, general and administrative expenses in fiscal 1999 were 39.9% of net sales compared to 40.0% of net sales in fiscal 1998. This .1% of net sales decrease was the combined result of lower incentive bonus payments and increased alterations net income, both offset by higher advertising expense and store occupancy costs.

Interest expense in fiscal 1999 was .5% of net sales compared to .4% of net sales in fiscal 1998 and is primarily attributable to higher average borrowings in fiscal 1999.

Other income, net, in fiscal 1999 included $266,000 ($165,000 after tax or $.03 per diluted share) related to income from an insurance claim.

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

Other income, net, in fiscal 1997 included non-recurring gains of $1.1 million ($671,000 after tax, or $0.13 per diluted share), net of related expenses and incentives associated with buyouts of two store leases and $295,000 ($0.06 per diluted share) of non-taxable insurance proceeds.

The effective tax rate in fiscal 1998 was 38.0% of income before income taxes compared to 36.8% in fiscal 1997. The lower effective tax rate in fiscal 1997 was attributable to the non-taxable insurance proceeds discussed in other income, net, above.



LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1999, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 1999, the Company opened 30 new S&K stores, closed eight stores (two of which were relocated), converted one store to the superstore format and remodeled 17 other S&K stores. During fiscal 2000, the Company believes it will open 25 new stores and close 15 under-performing locations and does not believe this will significantly impact liquidity or capital resources. The Company believes that its sources of liquidity and capital resources will continue to be sufficient to fund its operations and capital expenditures.

Operating activities used net cash of $1.1 million in fiscal 1999 while providing net cash of $6.9 million and $6.3 million, in fiscal 1998 and 1997, respectively. The change between fiscal 1999 and 1998 was primarily the result of reductions in accounts payable and accrued compensation balances and to increased inventory purchases. The increase between fiscal 1998 and 1997 was attributable primarily to higher net income and secondarily to increased payables offset by increased inventory purchases.

Net cash used in investing activities for the last three fiscal years was primarily for the purpose of store expansion and remodeling and approximated $5.2 million, $6.1 million and $2.4 million, respectively. Fiscal 1999 included capital expenditures for four more new stores and approximately $400,000 related to the point of sale equipment rollout compared to fiscal 1998. Fiscal 1998 included $1.7 million in capital expenditures for an owned superstore location which opened in March 1998. Fiscal 1998 also included capital expenditures for eight more new stores and four more remodelings compared to fiscal 1997.

Financing activities provided net cash of $6.3 million in fiscal 1999 while using net cash of $0.8 million and $3.9 million, in fiscal 1998 and 1997, respectively. Financing activities primarily relate to fluctuations in the borrowing levels under the Company's revolving credit agreements which have an aggregate borrowing capacity of $30.0 million. Financing activities for fiscal 1999 and 1998 included $2.2 million and $0.8 million used for the repurchase of 220,600 and 74,000 shares of common stock, respectively. The Company has the right at the end of May 2000 to convert the revolving credit agreements into four year term loans. At the end of fiscal 1999, the Company had $19.6 million available for use under its bank revolving lines of credit.



OTHER MATTERS


Historically, inflation has not significantly affected the Company's gross margins. When necessary, the Company has generally been able to pass through price increases as the cost of merchandise has increased.

Interest Rate Risk

The Company's bank revolving credit lines and Industrial Development Bonds bear interest at variable rates which expose the Company to risk from interest rate fluctuations. If interest rates were to increase or decrease by 10%, the effect on net income and cash flows would not be material.


Year 2000 (Y2K)

The Y2K issue is the result of computer programs using two digits rather than four to define the applicable year. Computer equipment, information technology software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. If not properly addressed, the Y2K problem could result in computer and other equipment failures at the Company and our vendors. Because of the substantial use of computers and embedded systems throughout our business and the businesses of our vendors, if failures occur, they could have a material impact on our business.

Since 1997, the Company has been following a plan designed to ensure that all of its computer systems will be Y2K compliant in advance of December 31, 1999. This plan incorporates the Company's mainframe hardware and back-office systems, personal computers, point-of-sale equipment, distribution center systems, phone and security systems and other non-critical applications. Preparation for Y2K compliance has required modifications to existing software costing less than $100,000, most of which was anticipated in the Company's budget and spent in fiscal 1999. The Company has tested Y2K changes as system modifications have been completed and brought on line. Required internal modifications have been tested and installation completed in fiscal 1999. The Company does not anticipate any significant additional expenditures related to Y2K preparations.

The Y2K issue may impact vendors that provide products or services to the Company. The Company has circulated a business partner survey to significant vendors and is in the process of evaluating responses. The evaluation of responses from significant vendors should be completed during the second quarter. If it is determined upon completion of its evaluation of such responses that a significant vendor will not be Y2K ready, the Company will begin the preparation of appropriate contingency plans, including alternative suppliers and establishing backup processing.

In the opinion of management, the most likely worst-case scenario of the failure of the Company or its vendors to be Y2K compliant would be the inability to obtain or distribute products from significant vendors. This would require the Company to seek alternative sources which could have gross margin implications.


Forward-Looking Statements

Certain statements made in this Annual Report may constitute forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men's apparel industry in general and in the Company's specific market area, inflation, changes in costs of goods and services, economic conditions in general and in the Company's specific market area and uncertainties associated with the Y2K issue. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999.

PRICE RANGES OF COMMON SHARES

S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB. The following table is a quarterly composite of high and low stock prices.



                                                           Fiscal Year Ended January
                                         --------------------------------------------------------------
 Quarter                                           1999                                1998
                                         --------------------------          --------------------------
                                            High            Low                 High             Low
                                         -----------     ----------          -----------       --------

 First ............................        17 3/4          12 5/8              10 1/2            9 1/8
 Second ...........................        19 1/2          12 3/4              13               10
 Third ............................        15 1/2           9  1/2             16               12 1/8
 Fourth ...........................        11 1/4           8 15/16            14 1/2           12 1/4



As of January 30, 1999, there were approximately 1,950 holders of S&K common stock, including approximately 270 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.

STATEMENTS OF INCOME
(in thousands, except per share data)



                                                                    Fiscal Year Ended
                                                     -----------------------------------------------
                                                     January 30,          January           January
                                                         1999            31, 1998          25, 1997
                                                     -------------      ------------      ----------

NET SALES .....................................       $154,446          $144,983          $130,222
Cost of sales .................................         80,806            76,085            69,954
                                                      --------          --------          --------
Gross profit ..................................         73,640            68,898            60,268

Other costs and expenses:
     Selling, general and administrative ......         61,561            57,964            51,779
     Interest .................................            772               536               546
     Depreciation and amortization ............          2,757             2,404             2,242
     Other income, net ........................           (298)              (40)           (1,593)
                                                      --------          --------          --------
Income before income taxes ....................          8,848             8,034             7,294
Provision for income taxes ....................          3,362             3,053             2,684
                                                      --------          --------          --------
NET INCOME ....................................       $  5,486          $  4,981          $  4,610
                                                      ========          ========          ========

NET INCOME PER COMMON SHARE:

     BASIC ....................................       $   1.09          $   0.99          $   0.91
                                                      ========          ========          ========
     DILUTED ..................................       $   1.07          $   0.97          $   0.91
                                                      ========          ========          ========

Weighted average common shares outstanding-
  basic .......................................          5,040             5,026             5,066
Dilutive effect of stock options ..............             79                92                26
                                                      --------          --------          --------
Weighted average common shares outstanding -
  including dilutive potential common shares...          5,119             5,118             5,092
                                                      ========          ========          ========

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)





                                                 Common Stock
                                            ----------------------      Capital in     Notes Receivable
                                                                        Excess of      Stock Purchase        Retained
                                             Shares       Amount        Par Value         Loan Plan          Earnings        Total
                                            --------    ----------     ------------   ------------------    -----------    ---------

Balance -- January 27, 1996..............       5058    $   2,529         $  7,795        $   (1,458)     $   31,506       $ 40,372
  Net income.............................                                                                      4,610          4,610
  Issuances of common stock..............          8            4               42                                               46
  Reduction of notes receivable .........                                                         81                             81
                                            --------    ----------     ------------   ----------------    -----------    ----------

Balance -- January 25, 1997..............      5,066        2,533            7,837            (1,377)         36,116         45,109
  Net income.............................                                                                      4,981          4,981
  Repurchase of common stock.............        (74)         (37)            (729)                                            (766)
  Issuances of common stock..............          5            3               48                                               51
  Exercise of stock options..............         17            8               76                                               84
  Reduction of notes receivable..........                                                         62                             62
                                            --------    ----------     ------------   ----------------    -----------    ----------

Balance -- January 31, 1998..............      5,014        2,507            7,232            (1,315)         41,097         49,521
  Net income.............................                                                                      5,486          5,486
  Repurchase of common stock.............       (221)        (110)          (2,076)                                          (2,186)
  Issuances of common stock..............          5            2               78                                               80
  Exercise of stock options..............         76           38              585                                              623
  Reduction of notes receivable..........                                                        193                            193
                                            --------    ----------     ------------   ----------------    -----------    ----------

Balance -- January 30, 1999 .............      4,874    $   2,437         $  5,819        $   (1,122)     $   46,583       $ 53,717
                                            ========    ==========     ============   ================    ===========    ==========


See Notes to Financial Statements.

BALANCE SHEETS
(in thousands, except per share amounts)



                                                                                 January 30,        January 31,
                                                                                     1999              1998
                                                                                -------------      ------------

    ASSETS
    Current assets:
        Cash ..............................................................     $    547          $    593
        Accounts receivable ...............................................          862               554
        Merchandise inventories ...........................................       50,779            43,896
        Other current assets ..............................................        3,286             3,170
                                                                                --------          --------

           Total current assets ...........................................       55,474            48,213

    Property and equipment, net ...........................................       19,713            17,833


    Other assets ..........................................................        4,109             3,400
                                                                                --------          --------
                                                                                $ 79,296          $ 69,446
                                                                                ========          ========

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
    Current maturities of long-term debt ..................................     $    180          $    180
        Accounts payable ..................................................        6,345             7,561
        Accrued compensation and related items ............................        1,599             2,592
        Current and deferred income taxes .................................          624               983
        Other current liabilities .........................................        1,705             1,897
                                                                                --------          --------

           Total current liabilities ......................................       10,453            13,213

    Long-term debt ........................................................       13,507             5,303

    Deferred income taxes .................................................        1,619             1,409

    Commitments

    Shareholders' equity:
      Preferred stock, $1 par value; authorized shares, 500; issued and outstanding shares, none .........................................
      Common stock, $.50 par value; authorized shares, 10,000; issued and
         outstanding shares, 4,874 (1999), and 5,014 (1998) ...............        2,437             2,507
      Capital in excess of par value ......................................        5,819             7,232
      Notes receivable -- Stock Purchase Loan Plan ........................       (1,122)           (1,315)
      Retained earnings ...................................................       46,583            41,097
                                                                                --------          --------
                                                                                  53,717            49,521
                                                                                --------          --------
                                                                                $ 79,296          $ 69,446
                                                                                ========          ========

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash (in thousands)



                                                                           Fiscal Year Ended
                                                            -------------------------------------------------
                                                             January 30,       January 31,      January 25,
                                                                1999              1998              1997
                                                            --------------    --------------    -------------

Cash flows from operating activities:
     Net income .........................................         $ 5,486          $ 4,981          $ 4,610

     Adjustments to reconcile net income to net cash
        (used for) provided by operating activities:
          Depreciation and amortization .................           3,196            2,788            2,654
          Loss on property dispositions, (net) ..........             160              202              104
          Other .........................................              87              203              133
          Changes in assets and liabilities:
               Accounts receivable ......................            (308)            (156)             211
               Merchandise inventories ..................          (6,883)          (2,385)          (1,809)
               Other current assets .....................            (116)            (875)               4
               Other assets .............................            (709)            (467)            (557)
               Accounts payable and accrued expenses ....          (2,273)           2,745              651
               Income taxes and deferred income taxes ...             232             (150)             331
                                                                  -------          -------          -------
     Net cash (used for) provided by operating activities          (1,128)           6,886            6,332
                                                                  -------          -------          -------

Cash flows from investing activities:
     Capital expenditures ...............................          (5,250)          (6,083)          (2,966)
     Proceeds from property dispositions ................              14               15              545
                                                                  -------          -------          -------
     Net cash used for investing activities .............          (5,236)          (6,068)          (2,421)
                                                                  -------          -------          -------

Cash flows from financing activities:
     Net borrowings (paydowns) under revolving bank
         lines of credit ................................           8,297              100           (3,714)
     Proceeds from exercise of stock options ............             242               84
     Paydown of borrowings under Stock Purchase
        Loan Plan .......................................             145
     Reduction of long-term debt ........................            (180)            (180)            (180)

     Repurchase of common stock .........................          (2,186)            (766)
                                                                  -------          -------          -------
     Net cash provided by (used for) financing activities           6,318             (762)          (3,894)
                                                                  -------          -------          -------
Net (decrease) increase in cash .........................             (46)              56               17

Cash at beginning of period .............................             593              537              520
                                                                  -------          -------          -------
Cash at end of period ...................................         $   547          $   593          $   537
                                                                  =======          =======          =======

Supplemental cash flow information:
     Cash paid during the period for:
          Interest ......................................         $   759          $   513          $   542
          Income taxes ..................................           3,158            3,492            2,370



See Notes to Financial Statements.

QUARTERLY FINANCIAL DATA
(unaudited)

Summarized quarterly financial data for fiscal 1999 and 1998 are as follows:
(in thousands, except per share data)



1999                                                  May 2        August 1        October 31      January 30
----                                                  -----        ---------       -----------     ----------


Net sales .....................................       $ 37,109      $  33,852       $ 35,120       $ 48,365
Gross profit ..................................         17,791         15,980         17,268         22,601
Net income ....................................          1,564            965            651          2,306
Net income per share:
     Basic ....................................            .31            .19            .13            .46
     Diluted* .................................            .30            .19            .13            .46



Weighted average common shares outstanding -
     basic ....................................          5,028          5,076          5,067          4,990

Weighted average common shares outstanding -
     including dilutive potential common shares          5,138          5,181          5,137          5,017



*Note: Net income per share, diluted, does not add to total for year due to rounding.




1998                                                  April 26        July 26       October 25       January 31
----                                                 ----------     -----------   --------------    ------------


Net sales .........................................   $ 33,460       $ 30,788       $ 33,705       $ 47,030
Gross profit ......................................     15,887         14,381         16,238         22,392
Net income ........................................      1,162            791            668          2,360
Net income per share:
     Basic ........................................        .23            .16            .13            .47
     Diluted ......................................        .23            .15            .13            .46


Weighted average common shares outstanding -
     basic ........................................      5,068          5,019          5,006          5,013


Weighted average common shares outstanding -
     including dilutive potential common shares....      5,121          5,104          5,122          5,125

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies:

PRINCIPAL BUSINESS
    S&K Famous Brands, Inc.(the Company) operates in one segment, the retail sale of menswear, including tailored clothing, furnishings, sportswear and accessories. During fiscal 1999, the Company changed its year end to the Saturday closest to January 31. Previously the fiscal year was the 52 or 53 week period which ended on the last Saturday in January. Fiscal year ended January 30, 1999 (fiscal 1999) was a 52-week period, January 31, 1998 (fiscal 1998) was a 53-week period, and January 25, 1997 (fiscal 1997) was a 52-week period.

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

PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using both straight line and accelerated methods over the estimated service lives which are between 25 and 40 years for buildings and between five and seven years for furniture, fixtures and equipment. Leasehold improvements are generally amortized over an eight year period.

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

OTHER ASSETS
    Other assets consists primarily of cash surrender value related to various life insurance policies aggregating $4.1 million and $3.4 million in fiscal 1999 and 1998, respectively.

ADVERTISING COSTS
    Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $12.6 million, $11.2 million and $10.6 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future programs included in the balance sheets were less than $100,000 in each year.

EARNINGS PER SHARE
    The Company adopted FAS No. 128, "Earnings per Share," in fiscal 1998. Basic net income per share is calculated using the weighted average number of common shares outstanding during each period. Diluted net income per share includes the dilutive effect of stock options. Options which were anti-dilutive of 51,500, 59,500 and 59,500 shares were not included in computing diluted net income per share for fiscal 1999, 1998 and 1997, respectively.

NEW ACCOUNTING STANDARDS
    During fiscal 1999, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and established accounting and reporting standards for derivative instruments. This statement is not currently applicable to the Company because it does not have any derivative instruments and is not involved in hedging activities.

Note 2 - Merchandise Inventories:

  Inventories are valued using an average cost method, under which the Company tracks inventory costs for approximately 100 inventory categories which are used to classify its inventory.

  The Company capitalizes certain buying, holding and distribution costs to inventory which at the end of the last three fiscal years were approximately $2.5 million, $2.3 million and $2.2 million, respectively. Buying, holding and distribution costs charged to cost of sales in each of the fiscal years were approximately $3.8 million, $3.8 million and $3.5 million, respectively.

Note 3 - Property and Equipment:

Property and equipment consists of the following (in thousands):




                                                       January 30,       January 31,
                                                          1999             1998
                                                     -----------       ------------


Land ...............................................     $ 1,620         $ 1,620
Buildings ..........................................       5,609           5,236
Furniture, fixtures and equipment ..................      14,550          12,858
Leasehold improvements .............................      15,699          13,853
                                                         -------         -------
                                                          37,478          33,567
Less - accumulated depreciation and amortization....      17,765          15,734
                                                         -------         -------
                                                         $19,713         $17,833
                                                         =======         =======



Depreciation and amortization expense of approximately $400,000 was included in cost of sales for each of the last three fiscal years.

Note 4 - Long-Term Debt:

Long-term debt consists of (in thousands):
                                                       January 30,   January 31,
                                                          1999           1998
                                                       ---------    ------------
Industrial Development Revenue Bond;
   $45 of principal plus interest at 65%
   of prime, due quarterly to January 1, 2010,
   secured by land and corporate headquarters......    $ 1,980         $ 2,160
Bank revolving lines of credit ....................     10,397           2,100
Other .............................................      1,310           1,223
                                                       -------         -------
                                                        13,687           5,483
Less - current maturities .........................        180             180
                                                       -------         -------
                                                       $13,507         $ 5,303
                                                       =======         =======

The Company has available an aggregate of $30.0 million from two banks under its unsecured bank revolving lines of credit. Interest is payable monthly at a rate equal to the lower of the 30-day Federal Funds Rate plus three quarters of one percent or the banks' prime interest rates. The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 2000 is convertible to four-year term loans at the banks' prime interest rates and is payable in monthly or quarterly installments.

At January 30, 1999, maturities of long-term debt, exclusive of the bank revolving lines of credit, were $180,000 for each of the next five fiscal years.

Note  5 - Profit Sharing and Other Benefit Programs:

The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $120,000, $120,000 and $90,000, respectively, in each of the last three fiscal years.

Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company's 401(k) Plan can elect to invest 1% to 15% of their pre-tax earnings. The Company's contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company's common stock in the amount of $80,000, $80,000 and $60,000, respectively, in each of the last three fiscal years.

The Company has receivables from certain officers in the amount of $489,000, $515,000 and $436,000, in each of the last three fiscal years, respectively, relating to premiums paid under split dollar life insurance policies.

The Company has unfunded deferred compensation agreements with certain officers which fix a minimum level for retirement benefits to be paid based on age and years of service. Deferred compensation expense is being accrued over the vesting period using a discount rate of 8% and approximated $89,000, $203,000 and $133,000, respectively, in each of the last three fiscal years.

Note 6 - Stock Option and Stock Purchase Loan Plans:

The Company's stock option plan provides for the granting of up to 850,000 common shares to key management employees. Options to purchase the Company's stock are granted at no less than the market value at the date of grant, are exercisable after one to five years and expire after eight to ten years. The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. Accordingly, the Company has not recognized any related compensation expense in its Statements of Income.

Changes in options under the plan for the three years ended January 30, 1999 were as follows:



                                                      Weighted                               Weighted
                                                       Average                               Average
                                     Options        Exercise Price      Exercisable        Exercise Price
                                   ------------    ----------------    --------------    ----------------

Outstanding - January 27, 1996         468,400           $ 9.54           293,400             $ 9.18

Surrendered...................          (4,600)           10.07
                                   ------------

Outstanding - January 25, 1997         463,800             9.54           375,534               9.75

Granted.......................          77,800             9.63

Exercised.....................         (33,466)            7.06
                                   ------------

Outstanding - January 31, 1998         508,134             9.71           405,723               9.81

Granted.......................          70,000            11.94

Exercised.....................        (108,631)            7.03

Surrendered...................          (9,667)           19.66
                                   ------------

Outstanding - January 30, 1999        459,836             10.48            341,613             10.30
                                   ============


Additional information regarding stock options outstanding at January 30, 1999 follows:



                                            Weighted          Weighted                             Weighted
      Range of                              Average            Average                             Average
      Exercise              Options         Exercise          Remaining                            Exercise
       Prices             Outstanding         Price       Contractual Life       Exercisable         Price
----------------------    -------------    ------------   ------------------    --------------    ------------

$6.00 - $7.69.........       103,000        $   7.22          3.3 years             103,000        $  7.22

$8.31 - $9.63.........       235,336            9.00          4.6 years             187,113           8.84

$11.94................        70,000           11.94          7.6 years

$21.75................        51,500           21.75          2.6 years              51,500          21.75
                          -----------                                         --------------
$6.00 - $21.75........       459,836                                                341,613
                          ===========                                         ==============


FAS No. 123, "Accounting for Stock - Based Compensation", requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to the Company's stock option grants made since January 1995. Accordingly, the Company determined the grant date fair value of the options granted in fiscal years 1999, 1998 and 1996 (no options were granted in fiscal 1997) using the Black - Scholes option pricing model with the following weighted average assumptions:


                                              1999       1998      1996
                                             ------     -----      -----
              Expected volatility            42.0%       44.0%     43.0%
              Risk free interest rate         5.0%        6.5%      6.3%
              Expected life in years            5           4         4
              Fair value per option          $5.25       $4.09     $3.46

Had compensation cost been determined including the weighted average fair-value of options granted in fiscal years 1999 (which ratably vest over five years), 1998 and 1996 (both of which ratably vest over three years), the Company's proforma net income (and basic net income per share) would be $5.4 million ($1.07) in fiscal 1999, $4.9 million ($.97) in fiscal 1998 and $4.6 million ($.90) in fiscal 1997.

Under the Company's Stock Purchase Loan Plan, the Company has full recourse loans with fifteen officers approximating $1.1 million. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $79,000, $147,000 and $93,000 for the last three fiscal years, respectively. At the end of fiscal 1999, the Company has accrued interest receivable from these officers in the amount of $49,000.

Note 7 - Provision for Income Taxes:

Significant components of the Company's deferred income tax liabilities (assets) are as follows (in thousands):



                                                             Fiscal Year Ended
                                                 ----------------------------------------
                                                   1999           1998          1997
                                                 ----------    -----------   ------------

Deferred tax liabilities:
    Depreciation .......................         $ 2,163          $ 1,890          $ 1,558

    Other items ........................             396              444              492
                                                 -------          -------          -------
          Total deferred tax liabilities           2,559            2,334            2,050

Deferred tax assets, primarily
  compensation related .................            (728)            (694)            (518)
                                                 -------          -------          -------
Net deferred tax liabilities ...........         $ 1,831          $ 1,640          $ 1,532
                                                 =======          =======          =======



The provision for income taxes consists of (in thousands):

                                   Fiscal Year Ended
                      ----------------------------------------
                          1999           1998          1997
                      ----------    -----------   ------------
Current:
    Federal ...         $ 2,551         $ 2,419         $ 2,287
    State .....             620             526             503
                        -------         -------         -------
                          3,171           2,945           2,790
Deferred ......             191             108            (106)
                        -------         -------         -------
                        $ 3,362         $ 3,053         $ 2,684
                        =======         =======         =======

The effective income tax rates consist of (in thousands):

                                                 Fiscal Year Ended
                                 ----------------------------------------------
                                    1999             1998              1997
                                 ----------    -----------         ------------
Income taxes at federal
  statutory rate (34%).........   $ 3,008           $ 2,731           $ 2,480
State income taxes,
   net of federal benefit......       374               339               306
Other - net ...................       (20)              (17)             (102)
                                  -------           -------           -------
                                  $ 3,362           $ 3,053           $ 2,684
                                  -------           -------           -------
Effective income tax rate......      38.0%             38.0%             36.8%
                                  =======           =======           =======


Note 8 - Commitments:

The Company leases all of its stores under varying terms and arrangements which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $11.1 million, $9.8 million and $8.6 million in each of the last three years, respectively.

The future minimum payments under operating leases as of the end of fiscal 1999 aggregate $40.3 million and are payable as follows: fiscal 2000 - $12.1 million, fiscal 2001 - $9.5 million, fiscal 2002 - $7.1 million, fiscal 2003 - $5.3 million, fiscal 2004 - $3.1 million and $3.2 million thereafter.

The Company leases two properties from a shareholder and an immediate family member. Rent expense included approximately $185,000, $182,000 and $178,000 in fiscal 1999, 1998 and 1997, respectively, paid to these related parties. The Company is also obligated under these lease agreements to pay minimum rentals approximating $191,000 per year through fiscal 2002 and $45,000 per year thereafter through fiscal 2006.

Note 9 - Nonrecurring Items:

During fiscal 1999, other income, net, included $266,000 ($165,000 after tax or $.03 per diluted share) related to income from an insurance claim. During fiscal 1997, other income, net, included non-recurring gains of: $1,083,000 ($671,000 after tax, or $0.13 per basic share), net of related expenses and incentives associated with lease buyouts of two former locations and $295,000 ($.06 per basic share) of non-taxable insurance proceeds.


Note 10 - Subsequent Events:

Subsequent to January 30, 1999, the Company bought 236,000 shares of its common stock in the open market for $2.1 million; 175,812 of these shares were then purchased by sixteen Company officers for $1.5 million under the Company's Stock Purchase Loan Plan.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. at January 30, 1999 and January 31, 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Virginia Beach, Virginia
March 18, 1999