Form 10-K405, Exhibit 13
period 2000-01-29
S&K FAMOUS BRANDS INC
filed 2000-04-07
CIK 723924

                                                                      EXHIBIT 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                     Fiscal Year Ended
                                                  (Dollar and share amounts in thousands, except per share data)
                                    ------------------------------------------------------------------------------------------
                                      January 29,       January 30,       January 31,        January 25,         January 27,
                                          2000             1999               1998               1997                1996
                                    --------------    --------------    --------------    ----------------    ----------------
INCOME STATEMENT DATA:

Net sales...........................      $162,792          $154,446          $144,983            $130,222            $122,759

Gross profit........................        78,431            73,640            68,898              60,268              54,863

Selling, general and
   administrative expenses..........        66,977            61,561            57,964              51,779              47,279

Interest............................         1,068               772               536                 546                 797

Depreciation and amortization.......         3,071             2,757             2,404               2,242               2,174

Net income..........................         4,899             5,486             4,981               4,610               2,731

EARNINGS PER SHARE DATA:

Basic earnings per share............      $   1.04          $   1.09          $   0.99            $   0.91            $   0.55

Diluted earnings per share..........          1.04              1.07              0.97                0.91                0.55

Weighted average shares
   outstanding - basic..............         4,719             5,040             5,026               5,066               4,989


Weighted average shares
   outstanding - including dilutive
   potential common shares..........         4,729             5,119             5,118               5,092               5,006


BALANCE SHEET DATA:

Working capital.....................      $ 43,670          $ 45,021          $ 35,000            $ 33,804            $ 33,046

Inventories.........................        51,538            50,779            43,896              41,511              39,702

Net property and equipment..........        19,607            19,713            17,833              14,755              15,092

Total assets........................        79,828            79,296            69,446              62,429              60,598

Long-term debt (including
   current maturities)..............        10,019            12,377             4,260               4,340               8,234

Shareholders' equity................        55,303            53,717            49,521              45,109              40,372

Book value per share................         11.88             11.02              9.88                8.90                7.98

Current ratio.......................         4.8:1             5.3:1             3.6:1               4.1:1               4.3:1

Number of stores at year end........           240               233               211                 194                 184

MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

RESULTS OF OPERATIONS

The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 2000, 1999 and 1998.

                                                                 Percentage of Net Sales
                                                                 -----------------------

                                                                    Fiscal Year Ended
                                                                    -----------------

                                                          1/29/00          1/30/99          1/31/99
                                                       ------------     -------------     ------------
Net sales.....................................                100.0             100.0            100.0

Cost of sales.................................                 51.8              52.3             52.5
                                                       ------------     -------------     ------------
Gross profit..................................                 48.2              47.7             47.5

Other costs and expenses:

     Selling, general and administrative......                 41.1              39.9             40.0

     Interest.................................                  0.7               0.5              0.4

     Depreciation and amortization............                  1.9               1.8              1.6

     Other income, net........................                 (0.3)             (0.2)              --
                                                       ------------     -------------     ------------
Income before income taxes....................                  4.8               5.7              5.5

Provision for income taxes....................                  1.8               2.2              2.1
                                                       ------------     -------------     ------------
Net income....................................                  3.0               3.5              3.4
                                                       ============     =============     ============


Year Ended January 29, 2000 Compared to Year Ended January 30, 1999

Net sales increased by 5%, or $8.3 million, from fiscal 1999 to fiscal 2000. This increase in net sales reflects the addition of 22 new stores and 15 closures (one of which was a relocation). Comparable store sales decreased 1% primarily due to reduced customer traffic in a group of outlet stores, lower than planned sales in sportcoats and the opening of new stores in existing markets.

Cost of sales in fiscal 2000 was 51.8% of net sales compared to 52.3% of net sales in fiscal 1999. The .5% of net sales reduction was primarily due to lower markdowns on merchandise sold, offset to a lesser degree by higher inventory skrinkage.

Selling, general and administrative expenses in fiscal 2000 were 41.1% of net sales compared to 39.9% of net sales in fiscal 1999. This 1.2% of net sales increase was the net result of higher store occupancy and payroll costs, and to a lesser degree, higher group health claims offset by lower year end incentive bonuses.

Interest expense in fiscal 2000 was .7% of net sales compared to .5% of net sales in fiscal 1999 and is primarily attributable to higher average borrowings in fiscal 2000.

Other income, net in fiscal 2000 included $665,000 ($412,000 after tax, or $.09 per diluted share) representing a gain on the sale of real estate.

Year Ended January 30, 1999 Compared to Year Ended January 31, 1998

Net sales increased $9.5 million, from fiscal 1998 which was a 53-week year, to fiscal 1999 which was a 52-week year. The 7% increase in net sales reflected the addition of 30 new stores and eight closures (two of which were relocated). Comparable store sales on a 52-week basis decreased 1% and was due in part to the opening of the majority of new stores over the last 18 months in existing markets.

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


LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2000, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 2000, the Company opened 22 new stores, closed 15 stores (one of which was relocated), converted one store to the superstore format and remodeled several others. During fiscal 2001, the Company believes it will open approximately 15 new stores while also closing/relocating approximately 15 under-performing locations and does not expect this to significantly impact liquidity or capital resources. The Company believes that its sources of liquidity and capital resources will continue to be sufficient to fund its operations and capital expenditures.

Operating activities provided net cash of $9.0 million in fiscal 2000; used net cash of $1.1 million in fiscal 1999 and provided net cash of $6.9 million in fiscal 1998. The change between fiscal 2000 and 1999 was attributable to the $6.1 million reduction in inventory growth year over year and, to a lesser extent, the year over year growth in payables in fiscal 2000 compared to a reduction in fiscal 1999. The change between fiscal 1999 and 1998 was primarily the result of reductions in accounts payable and accrued compensation balances and to increased inventory purchases.

Net cash used for investing activities for the last three fiscal years was primarily for the purpose of store expansion and remodeling and approximated $3.0 million, $5.2 million and $6.1 million, respectively. Fiscal 2000 capital expenditures were lower due to eight fewer new stores partially offset by approximately $1.0 million in expenditures for the completion of its point of sale equipment rollout. Fiscal 1999 included capital expenditures for four more new stores and approximately $0.4 million related to the point of sale equipment rollout compared to fiscal 1998. Fiscal 1998 included $1.7 million in capital expenditures for an owned superstore location which opened in March 1998.

Financing activities used net cash of $5.9 million in fiscal 2000, provided net cash of $6.3 million in fiscal 1999 and used net cash of $0.8 million in fiscal 1998. Financing activities primarily relate to fluctuations in the borrowing levels under the Company's revolving credit agreements which have an aggregate borrowing capacity of $30.0 million. Financing activities for the last three fiscal years included $3.6 million, $2.2 million and $0.8 million, respectively, used for the repurchase of 403,800, 220,600 and 74,000 shares of common stock. The Company has the right at the end of May 2001 to convert the revolving credit agreements into four year term loans. At the end of fiscal 2000, the Company had $21.8 million available for use under its bank revolving lines of credit.

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

Year 2000

The Company experienced a successful transition from 1999 to 2000. During the period immediately following the rollover through March 2000 the Company has encountered no problems related to the year 2000 date change.

Forward-Looking Statements

Certain statements made in this Annual Report may constitute forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men's apparel industry in general and in the Company's specific market area, inflation, changes in costs of goods and services, economic conditions in general and in the Company's specific market area and uncertainties associated with the Y2K issue. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000.

PRICE RANGES OF COMMON SHARES
S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB. The following table is a quarterly composite of high and low stock prices.

                                                           Fiscal Year Ended January
                                                           -------------------------
Quarter                                             2000                                1999
-------                                   -------------------------           -------------------------
                                             High            Low                  High           Low
                                          -----------    ----------           -----------     ---------
First................................       10 7/32         8 1/4                17 3/4        12 5/8

Second...............................       10              8 5/8                19 1/2        12 3/4

Third................................        9              6 1/2                15 1/2         9 1/2

Fourth...............................        8 1/4          5 5/8                11 1/4         8 15/16

As of January 29, 2000, there were approximately 1,800 holders of S&K common stock, including approximately 250 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.

STATEMENTS OF INCOME
(in thousands, except per share data)

                                                                               Fiscal Year Ended
                                                       ---------------------------------------------------------------
                                                          January 29,             January 30,            January 31,
                                                             2000                    1999                   1998
                                                       ----------------        ----------------        ---------------
Net sales.........................................           $  162,792              $  154,446             $  144,983

Cost of sales.....................................               84,361                  80,806                 76,085
                                                       ----------------        ----------------         --------------
Gross profit......................................               78,431                  73,640                 68,898

Other costs and expenses:

     Selling, general and administrative..........               66,977                  61,561                 57,964

     Interest.....................................                1,068                     772                    536

     Depreciation and amortization................                3,071                   2,757                  2,404

     Other income, net............................                 (585)                   (298)                   (40)
                                                       ----------------        ----------------         --------------
Income before income taxes........................                7,900                   8,848                  8,034

Provision for income taxes........................                3,001                   3,362                  3,053
                                                       ----------------        ----------------         --------------
Net income........................................           $    4,899              $    5,486             $    4,981
                                                       ================        ================         ==============

Earnings per common share:

     Basic........................................           $     1.04              $     1.09             $     0.99
                                                       ================        ================         ==============
     Diluted......................................           $     1.04              $     1.07             $     0.97
                                                       ================        ================         ==============


Weighted average common shares outstanding -
 basic............................................                4,719                   5,040                  5,026

Dilutive effect of stock options..................                   10                      79                     92
                                                       ----------------        ----------------         --------------
Weighted average common shares outstanding -
 including dilutive potential common shares.......                4,729                   5,119                  5,118
                                                       ================        ================         ==============

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                   Common Stock           Capital in      Notes Receivable
                                             ------------------------     Excess of        Stock Purchase      Retained
                                               Shares        Amount       Par Value           Loan Plan        Earnings    Total
                                             ----------    ----------   --------------  --------------------  ----------  --------
Balance -- January 25, 1997...............        5,066      $  2,533       $    7,837          $     (1,377)   $ 36,116  $ 45,109
  Net income..............................                                                                         4,981     4,981
  Repurchase of common stock..............          (74)          (37)            (729)                                       (766)
  Issuances of common stock...............            5             3               48                                          51
  Exercise of stock options...............           17             8               76                                          84
  Reduction of notes receivable...........                                                                62                    62
                                             ----------    ----------   --------------  --------------------  ----------  --------
Balance -- January 31, 1998...............        5,014         2,507            7,232                (1,315)     41,097    49,521
  Net income..............................                                                                         5,486     5,486
  Repurchase of common stock..............         (221)         (110)          (2,076)                                     (2,186)
  Issuances of common stock...............            5             2               78                                          80
  Exercise of stock options...............           76            38              585                                         623
  Reduction of notes receivable...........                                                               193                   193
                                             ----------    ----------   --------------  --------------------  ----------  --------
Balance - January 30, 1999................        4,874         2,437            5,819                (1,122)     46,583    53,717
  Net income..............................                                                                         4,899     4,899
  Repurchase of common stock..............         (404)         (202)          (3,356)                                     (3,558)
  Issuances of common stock...............           10             5               75                                          80
  Issuances of common stock under
     the Stock Purchase Loan Plan.........          176            88            1,412                                       1,500
  Notes receivable - stock purchase.......                                                            (1,500)               (1,500)
  Reduction of notes receivable...........                                                               165                   165
                                             ----------    ----------   --------------  --------------------  ----------  --------
Balance - January 29, 2000................        4,656      $  2,328       $    3,950          $     (2,457)   $ 51,482  $ 55,303
                                             ==========    ==========   ==============  ====================  ==========  ========

See Notes to Financial Statements.

BALANCE SHEETS
(in thousands, except per share amounts)

                                                                       January 29,        January 30,
                                                                          2000               1999
                                                                    ----------------   ----------------
ASSETS
Current assets:
 Cash............................................................         $      619         $      547
 Accounts receivable.............................................                420                862
 Merchandise inventories.........................................             51,538             50,779
 Other current assets............................................              2,740              3,286
                                                                    ----------------   ----------------

   Total current assets..........................................             55,317             55,474

Property and equipment, net......................................             19,607             19,713

Other assets.....................................................              4,904              4,109
                                                                    ----------------   ----------------
                                                                          $   79,828         $   79,296
                                                                    ================   ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt............................         $      180         $      180
 Accounts payable................................................              7,534              6,345
 Accrued compensation and related items..........................              1,054              1,599
 Current and deferred income taxes...............................                962                624
 Other current liabilities.......................................              1,917              1,705
                                                                    ----------------   ----------------

   Total current liabilities.....................................             11,647             10,453

Long-term debt...................................................              9,839             12,197

Other long-term liabilities......................................              1,393              1,310

Deferred income taxes............................................              1,646              1,619

Commitments

Shareholders' equity:
 Preferred stock, $1 par value; authorized shares, 500;
         issued and outstanding shares, none.....................              2,328              2,437
 Common stock, $.50 par value; authorized shares, 10,000;
         issued and outstanding shares, 4,656 (2000), and 4,874
          (1999).................................................              3,950              5,819
 Capital in excess of par value..................................             (2,457)            (1,122)
 Notes receivable -- Stock Purchase Loan Plan....................             51,482             46,583
                                                                    ----------------   ----------------
 Retained earnings...............................................             55,303             53,717
                                                                    ----------------   ----------------
                                                                          $   79,828         $   79,296
                                                                    ================   ================

See Notes to Financial Statements.

STATEMENT OF CASH FLOWS
(in thousands)

                                                                                           Fiscal Year Ended
                                                                      ---------------------------------------------------------
                                                                         January 29,         January 30,           January 31,
                                                                            2000                1999                  1998
                                                                      ---------------      ---------------      ---------------
Cash flows from operating activities:

 Net income.....................................................           $    4,899           $    5,486           $    4,981
 Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
   Depreciation and amortization................................                3,494                3,196                2,788
   (Gain) loss on property dispositions, net....................                 (349)                 160                  202
   Other........................................................                   83                   87                  203
   Changes in assets and liabilities:
     Accounts receivable........................................                  442                 (308)                (156)
     Merchandise inventories....................................                 (759)              (6,883)              (2,385)
     Other current assets.......................................                  546                 (116)                (875)
     Other assets...............................................                 (795)                (709)                (467)
     Accounts payable and accrued expenses......................                1,035               (2,273)               2,745
     Current and deferred income taxes..........................                  365                  232                 (150)
                                                                      ---------------      ---------------      ---------------
 Net cash provided by (used for) operating activities                           8,961               (1,128)               6,886
                                                                      ---------------      ---------------      ---------------
Cash flows from investing activities:
 Capital expenditures...........................................               (4,324)              (5,250)              (6,083)
 Proceeds from property dispositions............................                1,285                   14                   15
                                                                      ---------------      ---------------      ---------------
 Net cash used for investing activities.........................               (3,039)              (5,236)              (6,068)
                                                                      ---------------      ---------------      ---------------
Cash flows from financing activities:
 Net (paydowns) borrowings under revolving bank
     lines of credit............................................               (2,178)               8,297                  100
 Repurchase of common stock.....................................               (3,558)              (2,186)                (766)
 Reduction of long-term debt....................................                 (180)                (180)                (180)
 Proceeds from exercise of stock options........................                                       242                   84
 Principal paid on notes receivable--Stock Purchase
     Loan Plan..................................................                   66                  145
                                                                      ---------------      ---------------      ---------------
 Net cash (used for) provided by financing activities                          (5,850)               6,318                 (762)
                                                                      ---------------      ---------------      ---------------
Net increase (decrease) in cash.................................                   72                  (46)                  56
Cash at beginning of period.....................................                  547                  593                  537
                                                                      ---------------      ---------------      ---------------
Cash at end of period...........................................           $      619           $      547           $      593
                                                                      ===============      ===============      ===============

Supplemental disclosure of cash flow information:
   Cash paid during the year for interest.......................           $    1,064           $      759           $      513
   Cash paid during the year for income taxes...................                2,639                3,158                3,492
   Non-cash financing activity--notes receivable................                1,500

See Notes to Financial Statements.

QUARTERLY FINANCIAL DATA  (unaudited)

Summarized quarterly financial data for fiscal 2000 and 1999 are as follows:
(in thousands, except per share data)

2000                                                       May 1          July 31          October 30          January 29
----                                                   ------------    -------------    ----------------    ----------------
   Net sales.........................................       $39,799          $35,667             $37,195             $50,131

   Gross profit......................................        19,287           16,834              18,309              24,001

   Net income........................................         1,425              373                 323               2,778

   Earnings per share--basic*........................           .30              .08                 .07                 .60

   Earnings per share--diluted*......................           .30              .08                 .07                 .60

1999                                                      May 2           August 1         October 31          January 30
----                                                   ------------    -------------    ----------------    ----------------
   Net sales.........................................       $37,109          $33,852             $35,120             $48,365

   Gross profit......................................        17,791           15,980              17,268              22,601

   Net income........................................         1,564              965                 651               2,306

   Earnings per share--basic.........................           .31              .19                 .13                 .46

   Earnings per share--diluted*......................           .30              .19                 .13                 .46

*Note: Earnings per share does not add to total for year due to rounding.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies:

PRINCIPAL BUSINESS
S&K Famous Brands, Inc.(the Company) operates in one segment, the retail sale of menswear, including tailored clothing, furnishings, sportswear and accessories. The Company's fiscal year is the 52- or 53-week period which ends on the Saturday closest to January 31. Fiscal years ended January 29, 2000 (fiscal
2000) and January 30, 1999 (fiscal 1999) were 52-week periods, January 31, 1998 (fiscal 1998) was a 53-week period.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Allowances for returned checks were $100,000 and $90,000 in fiscal 2000 and 1999, respectively.

MERCHANDISE INVENTORIES
Inventories are valued at the lower of average cost or market.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using both straight line and accelerated methods over the estimated service lives which are between 25 and 40 years for buildings and between three and seven years for fixtures and equipment. Leasehold improvements are generally amortized over an eight year period.

The Company annually evaluates long-lived assets for any impairment using the guidance of Statement of Financial Accounting Standards ("FAS") No. 121. This evaluation has not resulted in adjustments to the Company's results of operations or financial position.

Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

OTHER ASSETS
Other assets consists primarily of cash surrender value related to various life insurance policies aggregating $4.8 million and $4.1 million in fiscal 2000 and 1999, respectively.

ADVERTISING COSTS
Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $13.1 million, $12.6 million and $11.2 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future programs included in the balance sheets were less than $100,000 in each year.

EARNINGS PER SHARE
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the dilutive effect of stock options. Options which were anti-dilutive of 525,000, 51,500 and 59,500 shares were not included in computing diluted earnings per share for fiscal 2000, 1999 and 1998, respectively.


Note 2 - Merchandise Inventories:

Inventories are valued using an average cost method, under which the Company tracks inventory costs for approximately 100 inventory categories which are used to classify its inventory.

The Company capitalizes certain buying, holding and distribution costs to inventory which at the end of the last three fiscal years were approximately $2.6 million, $2.5 million and $2.3 million, respectively. Buying, holding and distribution costs charged to cost of sales approximated $3.8 million in each year.

Note 3 - Property and Equipment:

Property and equipment consists of the following (in thousands):

                                                                   January 29,            January 30,
                                                                      2000                   1999
                                                                 ---------------        ---------------
Land........................................................             $ 1,232                $ 1,620
Buildings...................................................               5,366                  5,609
Furniture, fixtures and equipment...........................              14,754                 14,550
Leasehold improvements......................................              16,718                 15,699
                                                                 ----------------       ---------------
                                                                          38,070                 37,478
Less - accumulated depreciation and amortization............              18,463                 17,765
                                                                 ----------------       ---------------
                                                                         $19,607                $19,713
                                                                 ================       ===============

Depreciation and amortization expense of approximately $400,000 was included in cost of sales for each of the last three fiscal years.

Note 4 - Long-Term Debt:

Long-term debt consists of (in thousands):


                                                                   January 29,       January 30,
                                                                      2000              1999
                                                                 ---------------   ---------------
 Industrial Development Revenue Bond;
      $45 of principal plus interest at 65%
      of prime, due quarterly to January 1, 2010,
      secured by land and corporate headquarters............             $ 1,800           $ 1,980
 Bank revolving lines of credit.............................               8,219            10,397
                                                                 ---------------   ---------------

                                                                          10,019            12,377
  Less - current maturities.................................                 180               180
                                                                 ---------------   ---------------
                                                                         $ 9,839           $12,197
                                                                 ===============   ===============

The Company has available an aggregate of $30.0 million from two banks under its unsecured, long-term bank revolving lines of credit. Interest is payable monthly at a rate equal to the lower of the 30-day Federal Funds Rate plus three quarters of one percent or the banks' prime interest rates (6.1% at January 29, 2000). The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 2001 is convertible to four-year term loans at the banks' prime interest rates and is payable in monthly or quarterly installments.

At January 29, 2000, maturities of long-term debt, exclusive of the bank revolving lines of credit, were $180,000 for each of the next five fiscal years.

Note  5 - Profit Sharing and Other Benefit Programs:

The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $120,000 in each of the last three fiscal years.

Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company's 401(k) Plan can elect to invest 1% to 15% of their pre-tax earnings. The Company's contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company's common stock in the amount of $80,000 in each of the last three fiscal years.

The Company has receivables from certain officers in each of the last three fiscal years in the amount of $416,000, $489,000 and $515,000, respectively, relating to premiums paid under split dollar life insurance policies.

The Company has unfunded deferred compensation agreements with certain officers which fix a minimum level for retirement benefits to be paid based on age and years of service. Deferred compensation expense is being accrued over the vesting period using a discount rate of 8% and approximated $111,000, $89,000 and $203,000, respectively, in each of the last three fiscal years.

Note 6 - Stock Incentive and Stock Purchase Loan Plans:

The Company's stock incentive plan provides for the granting of up to 400,000 common shares to key management employees. Options to purchase the Company's stock are granted at no less than the market value at the date of grant, are exercisable after one to five years and expire after eight to ten years. The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, in accounting for its stock options. Accordingly, the Company has not recognized any related compensation expense in its Statements of Income.

Changes in options under the plan for the three years ended January 29, 2000 were as follows:

                                                               Weighted                                  Weighted
                                                               Average                                   Average
                                         Options           Exercise Price         Exercisable         Exercise Price
                                     ---------------     ------------------     ---------------     ------------------
Outstanding - January 25, 1997               463,800                $  9.54             375,534                $  9.75

Granted.........................              77,800                   9.63

Exercised.......................             (33,466)                  7.06
                                     ---------------

Outstanding - January 31, 1998               508,134                   9.71             405,723                   9.81

Granted.........................              70,000                  11.94

Exercised.......................            (108,631)                  7.03

Surrendered.....................              (9,667)                 19.66
                                     ---------------

Outstanding - January 30, 1999               459,836                  10.48             341,613                  10.30

Granted.........................              94,200                   8.41
                                     ---------------

Outstanding - January 29, 2000               554,036                  10.13             379,725                  10.32
                                     ===============


Additional information regarding stock options outstanding at January 29, 2000 follows:

                                                Weighted                                                       Weighted
      Range of                                  Average              Weighted                                   Average
      Exercise             Outstanding          Exercise        Average Remaining         Exercisable          Exercise
       Prices                Options             Price           Contractual Life           Options              Price
--------------------    ----------------    --------------    --------------------    -----------------    ---------------
$ 6.00 - $7.69....               103,000            $ 7.22               2.8 years              103,000             $ 7.22

$ 8.31 - $9.63....               329,536              8.83               4.7 years              211,225               8.93

$11.94............                70,000             11.94               6.6 years               14,000              11.94

$21.75............                51,500             21.75               1.6 years               51,500              21.75
                        ----------------                                              -----------------
$ 6.00 - $21.75...               554,036                                                        379,725
                        ================                                              =================

FAS No. 123 requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to its stock option grants. The fair value of these options was estimated at the date of grant using the Black - Scholes option pricing model with the following weighted-average assumptions for fiscal 2000, 1999 and 1998, respectively: risk free interest rates of 5.8%, 5.0% and 6.5%; expected volatility of 35.9%, 42.0% and 44.0%; expected life in years of 5, 5 and 4; and fair value per option of $3.48, $5.25 and $4.09.

Had compensation cost been determined including the weighted average fair-value of options granted in fiscal years 2000, 1999 (both of which ratably vest over five years) and 1998 (which ratably vests over three years), the Company's proforma net income (and basic earnings per share) would be $4.8 million ($1.01) in fiscal 2000, $5.4 million ($1.07) in fiscal 1999 and $4.9 million ($.97) in fiscal 1998. Proforma disclosures are not likely to be representative of the effect on net income in future periods.

Under the Company's Stock Purchase Loan Plan, the Company has full recourse loans with fifteen officers approximating $2.5 million, of which, approximately $1.5 million originated during fiscal 2000 when 175,812 additional shares were purchased by Company officers. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $100,000, $79,000 and $147,000 for the last three fiscal years, respectively. At the end of fiscal 2000, the Company has accrued interest receivable from these officers in the amount of $138,000.

Note 7 - Provision for Income Taxes:

Significant components of the Company's deferred income tax liabilities (assets) are as follows (in thousands):

                                                                Fiscal Year Ended
                                                  -------------------------------------------
                                                      2000           1999             1998
                                                  -----------     -----------     -----------
Deferred tax liabilities:
    Depreciation............................          $ 2,347         $ 2,163         $ 1,890
    Other items.............................              290             396             444
                                                  -----------     -----------     -----------
          Total deferred tax liabilities....            2,637           2,559           2,334
Deferred tax assets, primarily compensation
     related................................             (814)           (728)           (694)
                                                  -----------     -----------     -----------
Net deferred tax liabilities................          $ 1,823         $ 1,831         $ 1,640
                                                  ===========     ===========     ===========

The provision for income taxes consists of (in thousands):

                                                                Fiscal Year Ended
                                                  -------------------------------------------
                                                      2000           1999             1998
                                                  -----------     -----------     -----------
Current:

    Federal.................................          $ 2,464         $ 2,551         $ 2,419
    State...................................              545             620             526
                                                  -----------     -----------     -----------
                                                        3,009           3,171           2,945
Deferred....................................               (8)            191             108
                                                  -----------     -----------     -----------
                                                      $ 3,001         $ 3,362         $ 3,053
                                                  ===========     ===========     ===========

The effective income tax rates consist of (in thousands):

                                                                  Fiscal Year Ended
                                                  -------------------------------------------------
                                                       2000             1999              1998
                                                  -------------     -------------     -------------
Income taxes at federal
  statutory rate (34%)......................           $  2,686          $  3,008          $  2,731
State income taxes,
   net of federal benefit...................                360               374               339
Other - net.................................                (45)              (20)              (17)
                                                  -------------     -------------     -------------
                                                       $  3,001          $  3,362          $  3,053
                                                  =============     =============     =============
Effective income tax rate...................               38.0%             38.0%             38.0%
                                                  =============     =============     =============

Note 8 - Commitments:

The Company leases all of its stores under varying terms and arrangements which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $12.6 million, $11.1 million and $9.8 million in each of the last three years, respectively.

The future minimum payments under operating leases as of the end of fiscal 2000 aggregate $42.4 million and are payable as follows: fiscal 2001 - $12.9 million, fiscal 2002 - $9.5 million, fiscal 2003 - $7.1 million, fiscal 2004 - $5.0 million and fiscal 2005 - $2.6 million and $5.3 million thereafter.

The Company leases two properties from a shareholder and an immediate family member. Rent expense included approximately $189,000, $185,000 and $182,000 in fiscal 2000, 1999 and 1998, respectively, paid to these related parties. The Company is also obligated under these lease agreements to pay minimum rentals approximating $195,000 per year through fiscal 2002 and $49,000 per year thereafter through fiscal 2006.

Note 9 - Nonrecurring Items:

During fiscal 2000, other income, net, included $665,000 ($412,000 after tax or $.09 per diluted share) related to a gain on the sale of real estate. During fiscal 1999, other income, net, included $266,000 ($165,000 after tax or $.03 per diluted share) related to income from an insurance claim.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. at January 29, 2000 and January 30, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Richmond, Virginia
March 10, 2000