Form 10-K405, Exhibit 13
period 2000-12-31
S&K FAMOUS BRANDS INC
filed 2001-04-13
CIK 723924


FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA (Dollar and share amounts in thousands, except per share data)

                                                                                  Fiscal Year Ended
                                          ------------------------------------------------------------------------------------------
                                              February 3,        January 29,      January 30,       January 31,       January 25,
                                                 2001               2000              1999             1998              1997
                                          -------------------  ----------------  ---------------  ----------------  ----------------

INCOME STATEMENT DATA:

Net sales ................................        $  167,913         $ 162,792        $ 154,446         $ 144,983        $  130,222

Gross profit..............................            83,083            78,431           73,640            68,898            60,268

Selling, general and
     administrative expenses..............            71,753            66,977           61,561            57,964            51,779

Interest..................................               869             1,068              772               536               546

Depreciation and amortization ............             3,239             3,071            2,757             2,404             2,242

Net income................................             4,531             4,899            5,486             4,981             4,610

EARNINGS PER SHARE DATA:

Basic earnings per share..................         $    1.04          $   1.04         $   1.09          $   0.99         $    0.91

Diluted earnings per share................              1.04              1.04             1.07              0.97              0.91

Weighted average shares outstanding -
     basic ...............................             4,373             4,719            5,040             5,026             5,066

Weighted average shares outstanding -
     including dilutive potential common
     shares...............................             4,375             4,729            5,119             5,118             5,092


BALANCE SHEET DATA:

Working capital...........................        $   43,769          $ 43,670         $ 45,021         $  35,000        $   33,804

Inventories...............................            52,031            51,538           50,779            43,896            41,511

Net property and equipment................            18,522            19,607           19,713            17,833            14,755

Total assets..............................            79,948            79,828           79,296            69,446            62,429

Long-term debt (including
     current maturities)..................             9,230            10,019           12,377             4,260             4,340

Shareholders' equity......................            55,866            55,303           53,717            49,521            45,109

Book value per share......................             13.60             11.88            11.02              9.88              8.90

Current ratio.............................             4.7:1             4.8:1            5.3:1             3.6:1             4.1:1

Number of stores at year end..............               238               240              233               211               194

MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

RESULTS OF OPERATIONS

  The following  table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 2001, 2000, and 1999.
                                                                       Percentage of Net Sales
                                                                          Fiscal Year Ended


                                                              2/3/01          1/29/00           1/30/99
                                                            ------------    -------------     ------------

Net  sales..........................................              100.0           100.0             100.0

Cost of sales.......................................               50.5            51.8              52.3
                                                            ------------    -------------     ------------

Gross profit  ......................................               49.5            48.2              47.7

Other costs and expenses:

     Selling, general and administrative............               42.7            41.1              39.9

     Interest.......................................                0.5             0.7               0.5

     Depreciation and amortization .................                1.9             1.9               1.8

     Other income, net..............................              ---              (0.3)             (0.2)
                                                            ------------    -------------     ------------

Income before income taxes..........................                4.4             4.8               5.7

Provision for income taxes..........................                1.7             1.8               2.2
                                                            ------------    -------------     ------------

Net income..........................................                2.7             3.0               3.5
                                                            ============    =============     ============

Year Ended February 3, 2001 Compared to Year Ended January 29, 2000

Net sales increased by 3%, or $5.1 million, from fiscal 2000 (a 52-week year) to fiscal 2001 (a 53-week year). This increase in net sales is the result of an additional week of sales in fiscal 2001 as well as the addition of 15 new stores and the closing of 17 stores (seven of which were relocations). Comparable store sales were even for the 53-week year; however, on a basis comparable to last year's 52-week period, same store sales decreased 1%.

Cost of sales in fiscal 2001 was 50.5% of net sales compared to 51.8% of net sales in fiscal 2000. The 1.3% of net sales reduction was primarily due to a change in the mix of merchandise sold to inventory with higher initial markup and, to a lesser extent, lower markdowns as a percentage of merchandise sold.

Selling, general and administrative expenses in fiscal 2001 were 42.7% of net sales compared to 41.1% of net sales in fiscal 2000. This 1.6% of net sales increase was primarily attributable to higher cost and frequency of advertising in the first half of fiscal 2001 related to the Company's heavier emphasis on marketing which included the launch of a branding message campaign. The Company's second half marketing costs were generally in-line with levels experienced in fiscal 2000. To a lesser degree, the increase is related to higher store occupancy and supervision costs, as well as year end incentive bonuses.

Interest expense in fiscal 2001 was .5% of net sales compared to .7% of net sales in fiscal 2000 and is primarily attributable to lower average borrowing levels in fiscal 2001 offset in part by average annual interest rates which increased from 5.6% to 6.8%.

Other income, net in fiscal 2000 included $665,000 ($412,000 after tax, or $.09 per diluted share) representing a non-recurring gain on the sale of real estate.

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

Cost of sales in fiscal 2000 was 51.8% of net sales compared to 52.3% of net sales in fiscal 1999. The .5% of net sales reduction was primarily due to lower markdowns on merchandise sold, offset to a lesser degree by higher inventory shrinkage.

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

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2001, the Company funded its operating activities, including capital expenditures for the opening of new stores, and its repurchases of common stock, from internally generated funds and from bank borrowings. During fiscal 2001, the Company opened 15 new stores, closed 17 stores (seven of which were relocated), and remodeled several others. During fiscal 2002, the Company believes it will open approximately 10 new stores while also closing/relocating approximately 10 under-performing locations and does not expect this to significantly impact liquidity or capital resources. The Company believes that its sources of liquidity and capital resources will continue to be sufficient to fund its operations, capital expenditures and stock repurchase initiatives.

Operating activities provided net cash of $7.5 million and $9.0 million in fiscal 2001 and fiscal 2000, respectively, and used net cash of $1.1 million in fiscal 1999. The change between fiscal 2001 and 2000 relates to increases in working capital. The change between fiscal 2000 and 1999 was attributable to the $6.1 million reduction in inventory growth year over year and, to a lesser extent, the year over year growth in payables in fiscal 2000 compared to a reduction in fiscal 1999.

Net cash used for investing activities in fiscal 2001 approximated $2.8 million and was primarily for the purpose of store expansion and remodeling and, to a lesser degree, the development of the Company's internet store. Net cash used for investing activities in fiscal 2000 approximated $3.0 million and included $4.3 million in capital expenditures related to store expansion, remodels and completion of its point of sale equipment rollout in approximately 150 stores, offset in part by proceeds from property disposals. In fiscal 1999, net cash used in investing activities approximated $5.2 million and included capital expenditures on eight more new stores than in fiscal 2000.

Financing activities used net cash of $4.9 million and $5.9 million in fiscal 2001 and fiscal 2000, respectively, and provided net cash of $6.3 million in fiscal 1999. Financing activities primarily relate to fluctuations in the borrowing levels under the Company's revolving credit agreements which have an aggregate borrowing capacity of $40.0 million. Financing activities for the last three fiscal years included $4.1 million, $3.6 million and $2.2 million, respectively, used for the repurchase of approximately 564,600, 403,800 and 220,600 shares of the Company's common stock. The Company has the right at the end of May 2003 to convert the revolving credit agreements into four year term loans. At the end of fiscal 2001, the Company had $32.4 million available for use under its bank revolving lines of credit.

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

  STATEMENTS OF INCOME  (in thousands, except per share data)

                                                                                    Fiscal Year Ended
                                                               ------------------------------------------------------------

                                                                 February 3,           January 29,           January 30,
                                                                    2001                   2000                  1999
                                                               ----------------       ---------------       ---------------

Net sales...............................................            $ 167,913             $ 162,792             $ 154,446

Cost of sales...........................................               84,830                84,361                80,806
                                                               ----------------       ---------------       ---------------
Gross profit............................................               83,083                78,431                73,640

Other costs and expenses:

     Selling, general and administrative................               71,753                66,977                61,561

     Interest...........................................                  869                 1,068                   772

     Depreciation and amortization......................                3,239                 3,071                 2,757

     Other income, net..................................                  (86)                 (585)                 (298)
                                                               ----------------       ---------------       ---------------

Income before income taxes..............................                7,308                 7,900                 8,848

Provision for income taxes..............................                2,777                 3,001                 3,362
                                                               ----------------       ---------------       ---------------

Net income..............................................             $  4,531              $  4,899              $  5,486
                                                               ================       ===============       ===============

Earnings per common share:

     Basic..............................................             $   1.04              $   1.04              $   1.09
                                                               ================       ===============       ===============

     Diluted............................................             $   1.04              $   1.04              $   1.07
                                                               ================       ===============       ===============


Weighted average common shares outstanding -
basic...................................................                4,373                 4,719                 5,040

Dilutive effect of stock options........................                    2                    10                    79
                                                               ----------------       ---------------       ---------------

Weighted average common shares outstanding -
including dilutive potential common shares..............                4,375                 4,729                 5,119
                                                               ================       ===============       ===============



  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands)
                                                    Common Stock       Capital in     Notes Receivable
                                               ---------------------    Excess of   Stock Purchase Loan    Retained
                                               Shares         Amount    Par Value           Plan           Earnings      Total
                                               ------         ------    ---------    ------------------    --------      -----
    Balance - January 31, 1998 .............     5,014     $   2,507   $    7,232         $   (1,315)      $ 41,097     $49,521
      Net income ...........................                                                                  5,486       5,486
      Repurchase of common stock............      (221)         (110)      (2,076)                                       (2,186)
      Issuances of common stock.............         5             2           78                                            80
      Exercise stock options................        76            38          585                                           623
      Reduction of notes receivable.........                                                     193                        193
                                              --------      --------    ---------         ----------       --------     -------

    Balance - January 30, 1999 .............     4,874         2,437        5,819             (1,122)        46,583      53,717
      Net income............................                                                                  4,899       4,899
      Repurchase of common stock............      (404)         (202)      (3,356)                                       (3,558)
      Issuances of common stock.............        10             5           75                                            80
      Issuances of common stock under
         the Stock Purchase Loan Plan.......       176            88        1,412                                         1,500
      Notes receivable - stock purchase.....                                                  (1,500)                    (1,500)
      Reduction of notes receivable.........                                                     165                        165
                                              --------      --------    ---------         ----------       --------     -------

    Balance - January 29, 2000 .............     4,656         2,328        3,950             (2,457)        51,482      55,303
      Net income............................                                                                  4,531       4,531
      Repurchase of common stock............      (565)         (282)      (3,802)                                       (4,084)
      Issuances of common stock.............         8             4           56                                            60
      Issuances of common stock under
         the Stock Purchase Loan Plan.......        10             4           62                                            66
      Notes receivable - stock purchase.....                                                     (67)                       (67)
      Reduction of notes receivable.........                                                      57                         57
                                              --------      --------    ---------         ----------       --------     -------
    Balance - February 3, 2001 .............     4,109      $  2,054    $     266         $   (2,467)      $ 56,013     $55,866
                                              ========      ========    =========         ==========       ========     =======


    See Notes to Financial Statements.

          BALANCE SHEETS (in thousands, except per share amounts)

                                                                                         February 3,           January 29,
                                                                                            2001                   2000
                                                                                          ---------              --------
         ASSETS
         Current assets:
             Cash.............................................................            $     439              $    619
             Accounts receivable..............................................                  255                   420
             Merchandise inventories..........................................               52,031                51,538
             Other current assets.............................................                2,896                 2,740
                                                                                          ---------              --------
                Total current assets..........................................               55,621                55,317

         Property and equipment, net..........................................               18,522                19,607

         Other assets ........................................................                5,805                 4,904
                                                                                          ---------              --------
                                                                                          $  79,948              $ 79,828
                                                                                          =========              ========

         LIABILITIES AND SHAREHOLDERS' EQUITY
         Current liabilities:
             Current maturities of long-term debt ...........................               $   180               $   180
             Accounts payable ................................................                6,691                 7,534
             Accrued compensation and related items...........................                2,131                 1,054
             Current and deferred income taxes ...............................                  694                   962
             Other current liabilities........................................                2,156                 1,917
                                                                                          ---------              --------
                Total current liabilities.....................................               11,852                11,647


         Long-term debt.......................................................                9,050                 9,839
         Other long-term liabilities..........................................                1,485                 1,393
         Deferred income taxes................................................                1,695                 1,646

         Commitments

         Shareholders' equity:
             Preferred stock, $1 par value; authorized shares, 500;
                  issued and outstanding shares, none.........................
             Common stock, $.50 par value; authorized shares, 10,000;
                  issued and outstanding shares, 4,109 (2001) and 4,656
                 (2000).......................................................                2,054                 2,328
             Capital in excess of par value...................................                  266                 3,950
             Notes receivable -- Stock Purchase Loan Plan ....................               (2,467)               (2,457)
             Retained earnings................................................               56,013                51,482
                                                                                          ---------              --------
                                                                                             55,866                55,303
                                                                                          ---------              --------
                                                                                          $  79,948              $ 79,828
                                                                                          =========              ========

          See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS Increase (Decrease) in Cash (in thousands)

                                                                                            Fiscal Year Ended
                                                                          --------------------------------------------------------
                                                                              February 3,         January 29,         January 30,
                                                                                  2001                2000               1999
                                                                           ---------------     ---------------    ----------------
Cash flows from operating activities:
   Net income...................................................                $  4,531            $  4,899            $  5,486
   Adjustments to reconcile net income to net cash
      provided  by (used  for) operating activities:
        Depreciation and amortization...........................                   3,653               3,494               3,196
        Loss (gain) on property dispositions, net...............                     220                (349)                160
        Other...................................................                      92                  83                  87
        Changes in assets and liabilities:
           Accounts receivable..................................                     165                 442                (308)
           Merchandise inventories .............................                    (493)               (759)             (6,883)
           Other current assets.................................                    (156)                546                (116)
           Other assets.........................................                    (901)               (795)               (709)
           Accounts payable and accrued expenses................                     589               1,035              (2,273)
           Current and deferred income taxes....................                    (219)                365                 232
                                                                                --------            --------             -------
   Net cash provided by (used for) operating activities                            7,481               8,961              (1,128)
                                                                                --------            --------             -------

Cash flows from investing activities:
   Capital expenditures.........................................                  (2,795)             (4,324)             (5,250)
   Proceeds from property dispositions..........................                       7               1,285                  14
                                                                                --------            --------             -------
   Net cash used for investing activities.......................                  (2,788)             (3,039)             (5,236)
                                                                                --------            --------             -------

Cash flows from financing activities:
   Net (paydowns) borrowings under revolving bank
       lines of credit..........................................                    (609)             (2,178)              8,297
   Repurchase of common stock...................................                  (4,084)             (3,558)             (2,186)
   Reduction of long-term debt..................................                    (180)               (180)               (180)
   Proceeds from exercise of stock options......................                                                             242
   Principal paid on notes receivable--Stock Purchase
        Loan Plan...............................................                                          66                 145
                                                                                --------            --------             -------
   Net cash (used for) provided by financing activities                           (4,873)             (5,850)              6,318
                                                                                --------            --------             -------
Net (decrease) increase in cash.................................                    (180)                 72                 (46)
Cash at beginning of period.....................................                     619                 547                 593
                                                                                --------            --------             -------
Cash at end of period...........................................                $    439             $   619             $   547
                                                                                ========             =======             =======

Supplemental disclosure of cash flow information:
   Cash paid during the year for interest.......................                $    880            $  1,064             $   759
   Cash paid during the year for income taxes...................                   2,996               2,639               3,158
   Non-cash financing activity--notes receivable.................                     67               1,500

   See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

PRINCIPAL BUSINESS
S&K Famous Brands, Inc.(the Company) operates in one segment, the retail sale of menswear, including tailored clothing, furnishings, sportswear and accessories. The Company's fiscal year is the 52- or 53-week period which ends on the Saturday closest to January 31. Fiscal year ended February 3, 2001 (fiscal 2001) was a 53-week period; January 29, 2000 (fiscal 2000) and January 30, 1999 (fiscal 1999) were 52-week periods.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The Company annually evaluates long-lived assets for any impairment. This evaluation has not resulted in adjustments to the Company's results of operations or financial position. Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

OTHER ASSETS
Other assets consists primarily of cash surrender value related to various life insurance policies aggregating $5.5 million and $4.8 million in fiscal 2001 and 2000, respectively.

REVENUE RECOGNITION
The Company recognizes revenue at the "point of sale".

ADVERTISING COSTS
Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $14.8 million, $13.1 million and $12.6 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future programs included in the balance sheets were less than $100,000 in each year.

EARNINGS PER SHARE
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the dilutive effect of stock options. Options which were anti-dilutive of 592,400, 525,000, and 51,500 shares were not included in computing diluted earnings per share for fiscal 2001, 2000 and 1999, respectively.


Note 2 - Merchandise Inventories:

Inventories are costed using an average cost method, under which the Company tracks inventory costs for approximately 100 inventory categories which are used to classify its inventory.

The Company capitalizes certain buying, holding and distribution costs to inventory which at the end of the last three fiscal years were approximately $2.8 million, $2.6 million and $2.5 million, respectively. Buying, holding and distribution costs charged to cost of sales in each of the fiscal years were approximately $3.9 million, $3.8 million and $3.7 million, respectively.

Note 3 - Property and Equipment:

Property and equipment consists of the following (in thousands):

                                                                              February 3,              January 29,
                                                                                 2001                     2000
                                                                          -------------------       -----------------

     Land.............................................................      $          1,232          $       1,232

     Buildings........................................................                 5,368                  5,366

     Furniture, fixtures and equipment................................                15,359                 14,754

     Leasehold improvements...........................................                16,789                 16,718
                                                                            -----------------       ----------------

                                                                                      38,748                 38,070

     Less - accumulated depreciation and amortization.................                20,226                 18,463
                                                                            -----------------       ----------------

                                                                             $        18,522           $     19,607
                                                                            =================       ================



Depreciation and amortization expense of approximately $400,000 was included in cost of sales for each of the last three fiscal years.

Note 4 - Long-Term Debt:

Long-term debt consists of (in thousands):
                                                                              February 3,             January 29,
                                                                                 2001                    2000
                                                                          -------------------       ----------------
     Industrial  Development Revenue Bond; $45 of principal plus interest at 65% of prime, due quarterly to January 1, 2010,
        secured by land and corporate headquarters....................      $          1,620           $      1,800
     Bank revolving lines of credit...................................                 7,610                  8,219
                                                                            -----------------       ----------------
                                                                                       9,230                 10,019
     Less - current maturities........................................                   180                    180
                                                                            -----------------       ----------------
                                                                            $          9,050           $      9,839
                                                                            =================       ================

The Company has available an aggregate of $40.0 million from two banks under its unsecured, long-term bank revolving lines of credit. Interest is payable monthly at a rate equal to the lower of the 30-day Federal Funds Rate plus three quarters of one percent or the banks' prime interest rates (6.1% at February 3, 2001). The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 2003 is convertible to four-year term loans at the banks' prime interest rates and is payable in monthly or quarterly installments.

At February 3, 2001, maturities of long-term debt, exclusive of the bank revolving lines of credit, were $180,000 for each of the next five fiscal years.


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

Included in Other assets, the Company has receivables from certain officers in each of the last three fiscal years in the amount of $291,000, $416,000 and $489,000, respectively, relating to premiums paid under split dollar life insurance policies.

The Company has unfunded deferred compensation agreements with certain officers which provide a fixed level of retirement benefits to be paid based on age and years of service. Deferred compensation expense is being accrued over the vesting period using a discount rate of 8% and approximated $120,000, $111,000 and $89,000, respectively, in each of the last three fiscal years.


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

Changes in options under the plan for the three years ended February 3, 2001 were as follows:

                                                                   Weighted
                                                                    Average                                   Weighted Average
                                             Options            Exercise Price           Exercisable           Exercise Price
                                          ---------------     --------------------    ------------------    --------------------
Outstanding - January 31, 1998                   508,134      $        9.71                405,723          $        9.81

Granted.............................              70,000              11.94
Exercised...........................            (108,631)              7.03
Surrendered.........................              (9,667)             19.66
                                          ---------------

Outstanding - January 30, 1999                   459,836              10.48                341,613                  10.30
Granted.............................              94,200               8.41
                                          ---------------

Outstanding - January 29, 2000                   554,036              10.13                379,725                  10.32

Granted.............................              79,300               7.38

Exercised...........................              (4,000)              6.19

Surrendered.........................             (11,900)             10.56
                                          ---------------

Outstanding - February 3, 2001                   617,436               9.79                421,496                  10.28
                                          ===============


Additional information regarding stock options outstanding at February 3, 2001 follows:

                                                   Weighted
         Range of                                   Average               Weighted                                     Weighted
         Exercise             Outstanding          Exercise           Average Remaining          Exercisable            Average
          Prices                Options              Price            Contractual Life             Options          Exercise Price
------------------------    -----------------    --------------     ----------------------    ------------------    ---------------
$6.00 - $7.69........                175,300        $  7.31              4.2 years                       96,000         $  7.25
$8.31 - $9.63........                323,336           8.83              3.8 years                      247,976            8.96
$11.94..............                  68,800          11.94              5.6 years                       27,520           11.94
$21.75...............                 50,000          21.75              0.6 years                       50,000           21.75
                            -----------------                                                 ------------------
$6.00 - $21.75.......                617,436                                                            421,496
                            =================                                                 ==================

FAS No. 123 requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to its stock option grants. The fair value of these options was estimated at the date of grant using the Black - Scholes option pricing model with the following weighted-average assumptions for fiscal 2001, 2000 and 1999, respectively: risk free interest rates of 5.7%, 5.8% and 5.0%; expected volatility of 36.9%, 35.9% and 42.0%; expected life of 5 in each year. This pricing model resulted in a fair value per option of $3.08, $3.48 and $5.25, for fiscal 2001, 2000 and 1999, respectively.
                                     Page 10

Had compensation cost been determined including the weighted average fair-value of options granted in fiscal years 2001, 2000 and 1999 (which all ratably vests over five years), the Company's proforma net income (and basic earnings per share) would be $4.4 million ($1.01) in fiscal 2001, $4.8 million ($1.01) in fiscal 2000 and $5.4 million ($1.07) in fiscal 1999. Proforma disclosures are not likely to be representative of the effect on net income in future periods.

Under the Company's Stock Purchase Loan Plan, the Company has full recourse loans with eighteen officers approximating $2.8 million, gross of amounts accrued for principal forgiveness. Approximately $67,000 and $1.5 million in loans originated during fiscal 2001 and fiscal 2000, when 9,368 and 175,812 additional shares, respectively, were purchased by Company officers. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $55,000, $100,000 and $79,000 for the last three fiscal years, respectively. At the end of fiscal 2001, the Company has accrued interest receivable from these officers in the amount of $281,000.


Note 7 - Provision for Income Taxes:

Significant components of the Company's deferred income tax liabilities (assets) are as follows (in thousands):

                                                                         Fiscal Year Ended
                                                        --------------------------------------------------
                                                            2001              2000              1999
                                                        --------------    -------------    ---------------
Deferred tax liabilities:
    Depreciation ............................               $  2,459          $ 2,347      $     2,163
    Other items  ............................                    234              290              396
                                                        --------------    -------------    ---------------
          Total deferred tax liabilities ....                  2,693            2,637            2,559
Deferred tax assets, primarily compensation
related .....................................                   (871)            (814)            (728)
                                                        --------------    -------------    ---------------

Net deferred tax liabilities ................                $ 1,822          $ 1,823      $     1,831
                                                        ==============    =============    ===============


The provision for income taxes consists of (in thousands):

                                                                         Fiscal Year Ended
                                                        --------------------------------------------------
                                                            2001              2000              1999
                                                        --------------    -------------    ---------------
Current:
    Federal  ................................                $ 2,225      $      2,464     $        2,551
    State  ..................................                    553               545                620
                                                        --------------    -------------    ---------------
                                                               2,778             3,009              3,171
Deferred  ...................................                     (1)               (8)               191
                                                        --------------    -------------    ---------------
                                                             $ 2,777      $      3,001     $        3,362
                                                        ==============    =============    ===============


The effective income tax rates consist of (in thousands):
                                                                        Fiscal Year Ended
                                                       -----------------------------------------------------
                                                            2001               2000               1999
                                                       ----------------    --------------     --------------
     Income taxes at federal                                 $ 2,485       $    2,686              $ 3,008
       statutory rate (34%) ......................

     State income taxes,
       net of federal benefit ....................               365              360                 374

     Other - net .................................               (73)             (45)                (20)
                                                       ----------------    --------------     --------------
                                                             $ 2,777       $    3,001              $ 3,362
                                                       ================    ==============     ==============
     Effective income tax rate ...................              38.0%            38.0%                38.0%
                                                       ================    ==============     ==============


Note 8 - Commitments:

The Company leases all of its stores under varying terms and arrangements which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $13.4 million, $12.6 million and $11.1 million in each of the last three years, respectively.

The future minimum payments under operating leases as of the end of fiscal 2001 aggregate $42.9 million and are payable as follows: fiscal 2002 - $13.2 million, fiscal 2003 - $9.8 million, fiscal 2004 - $7.2 million, fiscal 2005 - $4.4 million and fiscal 2006 - $3.0 million and $5.3 million thereafter.

The Company leases a property from an immediate family member of an officer of the Company, who is also a shareholder. Rent expense included approximately $144,000, $141,000 and $138,000 in fiscal 2001, 2000 and 1999, respectively, paid to this party. The Company is also obligated under this lease agreement to pay minimum rentals approximating $147,000 through fiscal 2002. Additionally, prior to January 2001, the Company had leased a property from an officer of the Company, who is also a shareholder and incurred rent expense of approximately $49,000, $47,000 and $47,000, respectively, in each of the last three years.

Note 9 - Nonrecurring Items:

During fiscal 2000, other income, net, included $665,000 ($412,000 after tax or $.09 per diluted share) related to a gain on the sale of real estate. During fiscal 1999, other income, net, included $266,000 ($165,000 after tax or $.03 per diluted share), related to income from an insurance claim.


SELECTED QUARTERLY DATA  (unaudited)

Summarized quarterly data for fiscal 2001 and 2000 are as follows (in thousands, except per share data):



  Fiscal 2001                                         April 29          July 29            October 28           February 3
  -----------                                        ------------    -------------     -----------------    -----------------

  Net sales ...................................         $ 41,350         $ 36,834              $ 37,235             $ 52,494

  Gross profit  ...............................           20,729           17,826                18,731               25,797

  Net income  .................................            1,429              133                   324                2,645

  Earnings per share--basic*....................             .31              .03                   .08                  .64

  Earnings per share--diluted*..................             .31              .03                   .08                  .64

  Common share prices:
      High.....................................             7.73             7.94                 8.25                  7.50
      Low......................................             6.00             6.44                 6.50                  6.50




  Fiscal 2000                                            May 1         July 31            October 30           January 29
  -----------                                        ------------    -------------    -----------------    ------------------
  Net sales ...................................         $ 39,799         $ 35,667              $ 37,195             $ 50,131

  Gross profit  ...............................           19,287           16,834                18,309               24,001

  Net income  .................................            1,425              373                   323                2,778

  Earnings per share--basic*....................             .30              .08                   .07                  .60

  Earnings per share--diluted*..................             .30              .08                   .07                  .60

  Common share prices:
      High.....................................            10.22            10.00                  9.00                 8.25
      Low......................................             8.25             8.63                  6.50                 5.63

  * Note: Earnings per share does not add to total for year due to rounding.




S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB. As of February 3, 2001, there were approximately 1,650 holders of S&K common stock, including approximately 230 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. (the "Company") at February 3, 2001 and January 29, 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
Richmond, Virginia
March 16, 2001




























                                     Page 12