Form 10-K, Exhibit 13
period 2002-02-02
S&K FAMOUS BRANDS INC
filed 2002-04-12
CIK 723924

                                                                      Exhibit 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Dollar and share amounts in thousands, except per share data)

                                                                       Fiscal Year Ended
                                                 -------------------------------------------------------------
                                                 February 2,  February 3,  January 29, January 30, January 31,
                                                    2002         2001         2000        1999        1998
                                                 -----------  -----------  ----------- ----------- -----------
INCOME STATEMENT DATA:

Net sales .....................................  $   160,858  $   167,913  $   162,792 $   154,446 $   144,983

Gross profit ..................................       77,778       83,083       78,431      73,640      68,898

Selling, general and
     administrative expenses ..................       69,308       71,753       66,977      61,561      57,964

Interest ......................................          375          869        1,068         772         536

Depreciation and amortization .................        3,183        3,239        3,071       2,757       2,404

Net income ....................................        3,386        4,531        4,899       5,486       4,981

EARNINGS PER SHARE DATA:

Basic earnings per share ......................  $      0.84  $      1.04  $      1.04 $      1.09 $      0.99

Diluted earnings per share ....................         0.83         1.04         1.04        1.07        0.97

Weighted average shares outstanding -
     basic ....................................        4,054        4,373        4,719       5,040       5,026

Weighted average shares outstanding -
     including dilutive potential common
     shares ...................................        4,072        4,375        4,729       5,119       5,118

BALANCE SHEET DATA:

Working capital ...............................  $    39,317  $    43,769  $    43,670 $    45,021 $    35,000

Inventories ...................................       44,869       52,031       51,538      50,779      43,896

Net property and equipment ....................       17,571       18,522       19,607      19,713      17,833

Total assets ..................................       76,731       79,948       79,828      79,296      69,446

Long-term debt (including
     current maturities) ......................        1,440        9,230       10,019      12,377       4,260

Shareholders' equity ..........................       59,158       55,866       55,303      53,717      49,521

Book value per share ..........................        14.63        13.60        11.88       11.02        9.88

Current ratio .................................        4.0:1        4.7:1        4.8:1       5.3:1       3.6:1

Number of stores at year-end ..................          237          238          240         233         211


MANAGEMENT'S DISCUSSION AND FINANCIAL REVIEW

RESULTS OF OPERATIONS

The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 2002, 2001 and 2000.

                                                                       Percentage of Net Sales
                                                                       -----------------------
                                                                          Fiscal Year Ended
                                                                          -----------------

                                                                2/2/02          2/3/01            1/29/00
                                                            ------------    -------------     -------------
Net sales ..........................................             100.0           100.0              100.0
Cost of sales .......................................             51.6            50.5               51.8
                                                            ------------    -------------     -------------
Gross profit ........................................             48.4            49.5               48.2

Other costs and expenses:
     Selling, general and administrative ............             43.1            42.7               41.1
     Interest .......................................              0.2             0.5                0.7
     Depreciation and amortization ..................              2.0             1.9                1.9
     Other income, net ..............................             (0.3)             --               (0.3)
                                                            ------------    -------------     -------------
Income before income taxes ..........................              3.4             4.4                4.8

Provision for income taxes ..........................              1.3             1.7                1.8
                                                            ------------    -------------     -------------
Net income ..........................................              2.1             2.7                3.0
                                                            ============    =============     =============

Year Ended February 2, 2002 Compared to Year Ended February 3, 2001

Net sales decreased by 4%, or $7.1 million, from fiscal 2001 (a 53-week year) to fiscal 2002 (a 52-week year). On a comparable 52-week basis sales would have been down 3%. Comparable store sales were down 4% on a fiscal year basis; however, on a comparable 52-week basis, same store sales decreased 3%. These decreases in comparable 52-week periods year over year were attributable to weak retail sales experienced in the second half of fiscal 2002. Additionally, during fiscal 2002 the Company opened ten new stores and closed 11 (four of which were relocations).

Cost of sales in fiscal 2002 was 51.6% of net sales compared to 50.5% of net sales in fiscal 2001. The 1.1% of net sales increase was primarily due to higher markdowns, primarily to clear older season merchandise and, to a lesser extent, the expensing of previously capitalized buying and occupancy costs due to a $7.2 million reduction in ending inventory.

Selling, general and administrative expenses in fiscal 2002 were 43.1% of net sales compared to 42.7% of net sales in fiscal 2001. This 0.4% of net sales increase was the net result of experiencing lower than expected sales while incurring plan levels of store payroll and supervision costs as well as higher group health insurance claims, offset in part by lower advertising costs and year-end incentive bonuses.

Interest expense in fiscal 2002 was 0.2% of net sales compared to 0.5% of net sales in fiscal 2001 and is primarily the result of a decrease in the average annual interest rates from 6.8% in fiscal 2001 to 3.7% in fiscal 2002 and, to a lesser degree, lower average borrowing levels.

Other income, net in fiscal 2002 included $525,000 ($325,000 after tax, or $.08 per diluted share) related to income from an insurance claim.

Year Ended February 3, 2001 Compared to Year Ended January 29, 2000

Net sales increased by 3%, or $5.1 million, from fiscal 2000 (a 52-week year) to fiscal 2001 (a 53-week year). This increase in net sales is the result of an additional week of sales in fiscal 2001 as well as the addition of 15 new stores and the closing of 17 stores (seven of which were relocations). Comparable store sales were even for the 53-week year; however, on a basis comparable to the previous year's 52-week period, same store sales decreased 1%.

Cost of sales in fiscal 2001 was 50.5% of net sales compared to 51.8% of net sales in fiscal 2000. The 1.3% of net sales reduction was primarily due to a change in the mix of merchandise sold to inventory with higher initial markup and, to a lesser extent, lower markdowns as a percentage of merchandise sold.

Selling, general and administrative expenses in fiscal 2001 were 42.7% of net sales compared to 41.1% of net sales in fiscal 2000. This 1.6% of net sales increase was primarily attributable to higher cost and frequency of advertising in the first half of fiscal 2001 related to the Company's heavier emphasis on marketing, which included the launch of a branding message campaign. The Company's second half marketing costs were generally in-line with levels experienced in fiscal 2000. To a lesser degree, the increase is related to higher store occupancy and supervision costs, as well as year-end incentive bonuses.

Interest expense in fiscal 2001 was 0.5% of net sales compared to 0.7% of net sales in fiscal 2000 and is primarily attributable to lower average borrowing levels in fiscal 2001 offset in part by average annual interest rates which increased from 5.6% to 6.8%.

Other income, net in fiscal 2000 included $665,000 ($412,000 after tax, or $.09 per diluted share) representing a non-recurring gain on the sale of real estate.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2002, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 2002, the Company opened ten new stores, closed 11 stores (four of which were relocations), and remodeled several others. During fiscal 2003, the Company believes it will open approximately ten new stores while also closing/relocating approximately five under-performing locations and does not expect this activity to significantly impact liquidity or capital resources.

Operating activities provided net cash of $14.8 million, $7.5 million and $9.0 million in fiscal 2002, 2001 and 2000, respectively. The change between fiscal 2002 and 2001 related primarily to the $7.7 million reduction in inventory growth year over year and, to a lesser extent, the year over year growth in payables. These increases in working capital were slightly offset by the reduction in net income. The change between fiscal 2001 and 2000 related primarily to increases in working capital.

Net cash used for investing activities in fiscal 2002 and 2001 approximated $2.9 million and $2.8 million, respectively, and was primarily for the purpose of store expansion and remodelings, and, to a lesser degree, in fiscal 2001 the development of the Company's internet store. In fiscal 2000, net cash used in investing activities approximated $3.0 million, comprised of $4.3 million in capital expenditures related to store expansion, remodelings and completion of the Company's point of sale equipment rollout in approximately 150 stores, offset in part by proceeds from property disposals.

Financing activities used net cash of $8.1 million, $4.9 million and $5.9 million in fiscal 2002, 2001 and 2000, respectively. Financing activities primarily related to fluctuations in the borrowing levels under the Company's revolving credit agreements, which had an aggregate borrowing capacity of $40.0 million. At the end of fiscal 2002, the Company had paid off the revolver and had $3.9 million invested in cash equivalents. Additionally, financing activities for the last three fiscal years included $0.3 million, $4.1 million and $3.6 million, respectively, used for the repurchase of approximately 37,100, 564,600, and 403,800 shares of the Company's common stock.

On March 27, 2002, the Company announced a tender for approximately 1.8 million shares of its common stock at a price of $11.00 per share, with the tender to commence on March 28, 2002 and scheduled to expire on April 26, 2002. Assuming the full purchase of the number of shares tendered, the cost to the Company for the purchase of shares and associated fees and expenses would be approximately $20.5 million. The Company will obtain these funds through new credit facilities with Branch Banking and Trust Company of Virginia and SunTrust Bank and from available cash and cash equivalents. The maximum amount available to the Company under the credit facilities is $46.0 million, with a $26.0 million revolving loan, a term loan of up to $8.0 million and a credit line loan equal to the difference between $20.0 million and the amount of the term loan. The facilities will be collateralized by liens on the Company's inventory and the Company's headquarters property and adjacent store. Amounts outstanding under the facilities will bear interest at a variable rate based on LIBOR. The facilities will mature in 2007, with monthly principal payments on the term loan beginning one month after the initial drawdown and principal reductions on the line of credit loan beginning in 2003.

The credit facilities contain customary financial covenants, including restrictions on the Company's ability to pay dividends and to repurchase its capital stock, other than as part of the proposed tender offer. Among other things, the Company's capital expenditures are limited to $3,250,000 annually; it must maintain a base amount of consolidated tangible net worth and designated minimum ratios of current assets to current liabilities and unsubordinated liabilities to tangible net worth; and it must maintain on a quarterly basis a designated coverage ratio of cash flows to fixed charges. Any of the covenants may be waived in the discretion of the lenders. In addition, upon payment of a fee and satisfaction of certain conditions, the Company may automatically obtain a waiver of the fixed charge coverage ratio for up to four consecutive fiscal quarters.

In addition to financing the tender offer, the credit facilities will be available for general corporate purposes, including seasonal borrowing needs. Assuming approximately $20.0 million is used for the tender offer, the $26.0 million revolving credit facility will be available for such needs until maturity of the credit facilities in 2007. In the past three years, the maximum amount the Company has borrowed at any time against its previously existing facility was $21.7 million. The Company believes that, even if it experienced some deterioration in operating results, it could continue to comply with the covenants under the credit facilities and use them for seasonal borrowing needs. If the Company were no longer able to maintain compliance, it would be necessary to seek replacement funding from other lenders.

Contractual Obligations

Assuming an $8.0 million term loan and a $12.0 million line of credit loan under the credit facilities discussed above, the Company's contractual obligations to make future payments under existing loan agreements, leases and other long-term obligations is summarized below:

Payments Due by Period ($ millions)

                                                              Less than                                            After 5
    Contractual obligations                    Total            1 Year         1-3 Years       4-5 Years            Years
  ------------------------------------    -------------     -------------    -------------    -------------    -------------
    Long-term debt                             $20.1             $00.5           $ 4.2           $ 4.7              $10.7
    Operating leases                            41.7              13.5            16.2             7.1                4.9
                                          -------------     -------------    -------------    -------------    -------------
   Total contractual obligations               $61.8             $14.0           $20.4           $11.8              $15.6
                                          =============     =============    =============    =============    =============

OTHER MATTERS

Critical Accounting Policies

In conformity with generally accepted accounting principles, the preparation of our financial statements requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Although the estimates are based on our knowledge of current events and actions we may under- take in the future, actual results could differ from those estimates. Significant accounting policies used in the preparation of the Company's financial statements are summarized in Note 1 of the Company's Financial Statements.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, was effective for the Company in the first quarter of fiscal year 2002. This new standard did not have a material effect on the Company's financial statements.

Historically, inflation has not significantly affected the Company's gross margins. When necessary, the Company has generally been able to pass through price increases as the cost of merchandise has increased.

Off Balance Sheet Arrangements

The Company does not have transactions, arrangements or relationships with "special purpose" entities, and except for one Letter of Credit for approximately $800,000 which expires April 2002, the Company does not have any off balance sheet debt.

Interest Rate Risk

The Company's bank credit facilities and Industrial Development Bonds bear interest at variable rates, which expose the Company to risk from interest rate fluctuations. If interest rates were to increase or decrease by 10%, the effect on net income and cash flows would not be material.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men's apparel industry in general and in the Company's specific market area, inflation, changes in costs of goods and services, economic conditions in general and in the Company's specific market area. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002.

  STATEMENTS OF INCOME  (in thousands, except per share data)

                                                                                    Fiscal Year Ended
                                                               -----------------------------------------------------------
                                                                 February 2,           February 3,           January 29,
                                                                    2002                   2001                  2000
                                                               ----------------       ---------------       --------------
Net sales ...................................................     $ 160,858           $    167,913           $   162,792

Cost of sales ...............................................        83,080                 84,830                84,361
                                                                  ---------           ------------           -----------
Gross profit ................................................        77,778                 83,083                78,431

Other costs and expenses:

     Selling, general and administrative ....................        69,308                 71,753                66,977

     Interest ...............................................           375                    869                 1,068

     Depreciation and amortization ..........................         3,183                  3,239                 3,071

     Other income, net ......................................          (549)                   (86)                 (585)
                                                                  ---------           ------------           -----------
Income before income taxes ..................................         5,461                  7,308                 7,900

Provision for income taxes ..................................         2,075                  2,777                 3,001
                                                                  ---------           ------------           -----------
Net income ..................................................     $   3,386           $      4,531           $     4,899
                                                                  =========           ============           ===========

Earnings per common share:

     Basic ..................................................     $    0.84           $       1.04           $      1.04
                                                                  =========           ============           ===========
     Diluted ................................................     $    0.83           $       1.04           $      1.04
                                                                  =========           ============           ===========

Weighted average common shares outstanding -
     basic ..................................................         4,054                  4,373                 4,719

Dilutive effect of stock options ............................            18                      2                    10
                                                                  ---------           ------------           -----------

Weighted average common shares outstanding -
     including dilutive potential common shares .............         4,072                  4,375                 4,729
                                                                  =========           ============           ===========

  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands)

                                                         Common Stock        Capital in   Notes Receivable
                                                     -------------------
                                                                             Excess of     Stock Purchase    Retained
                                                      Shares     Amount      Par Value       Loan Plan       Earnings      Total
                                                     -------------------     ----------   ----------------   --------     -------
    Balance - January 30, 1999 ....................    4,874     $ 2,437     $   5,819      $  (1,122)       $ 46,583     $53,717

      Net income...................................                                                             4,899       4,899
      Repurchase of common stock ..................     (404)       (202)       (3,356)                                    (3,558)
      Issuances of common stock ...................       10           5            75                                         80
      Issuances of common stock under
        the Stock Purchase Loan Plan ..............      176          88         1,412                                      1,500
      Notes receivable - stock purchase ...........                                             (1,500)                    (1,500)
      Reduction of notes receivable ...............                                                165                        165
                                                    --------     -------     ---------      ----------       --------     -------
    Balance - January 29, 2000 ....................    4,656       2,328         3,950          (2,457)        51,482      55,303

      Net income ..................................                                                             4,531       4,531
      Repurchase of common stock ..................     (565)       (282)       (3,802)                                   (4,084)
      Issuances of common stock ...................        8           4            56                                         60
      Issuances of common stock under
        the Stock Purchase Loan Plan ..............       10           4            62                                         66
      Notes receivable - stock purchase ...........                                                (67)                       (67)
      Reduction of notes receivable ...............                                                 57                         57
                                                    --------     -------     ---------      ----------       --------     -------
    Balance - February 3, 2001 ....................    4,109       2,054           266          (2,467)        56,013      55,866

      Net income...................................                                                             3,386       3,386
      Repurchase of common stock ..................      (84)        (42)         (357)                          (262)       (661)
      Issuances of common stock ...................       19          10           103                                        113
      Reduction of notes receivable ...............                                                454                        454
                                                    --------     -------     ---------      ----------       --------     -------
    Balance - February 2, 2002 ....................    4,044     $ 2,022     $      12      $   (2,013)      $ 59,137     $59,158
                                                    ========     =======     =========      ==========       ========     =======

   See Notes to Financial Statements.

         BALANCE SHEETS (in thousands, except per share data)

                                                                                   February 2,           February 3,
                                                                                       2002                   2001
                                                                                  ----------------       ---------------
         ASSETS
         Current assets:
             Cash and cash equivalents ........................................    $      4,257           $       439
             Accounts receivable ..............................................             271                   255
             Merchandise inventories ..........................................          44,869                52,031
             Other current assets .............................................           3,213                 2,896
                                                                                  ----------------       ---------------

                Total current assets ..........................................          52,610                55,621

         Property and equipment, net ..........................................          17,571                18,522

         Other assets .........................................................           6,550                 5,805
                                                                                  ----------------       ---------------
                                                                                   $     76,731           $    79,948
                                                                                  ================       ===============
         LIABILITIES AND SHAREHOLDERS' EQUITY
         Current liabilities:
             Current maturities of long-term debt .............................    $        180           $       180
             Accounts payable .................................................           9,408                 6,691
             Accrued compensation and related items ...........................           1,566                 2,131
             Current and deferred income taxes ................................             190                   694
             Other current liabilities ........................................           1,949                 2,156
                                                                                  ----------------       ---------------

                Total current liabilities .....................................          13,293                11,852

         Long-term debt .......................................................           1,260                 9,050

         Other long-term liabilities ..........................................           1,583                 1,485

         Deferred income taxes ................................................           1,437                 1,695

         Commitments

         Shareholders' equity:
             Preferred stock, $1 par value; authorized shares, 500;
                  issued and outstanding shares, none..........................
             Common stock, $.50 par value; authorized shares, 10,000;
                  issued and outstanding shares, 4,044 (2002) and 4,109
                  (2001) ......................................................           2,022                 2,054
             Capital in excess of par value ...................................              12                   266
             Notes receivable -- Stock Purchase Loan Plan .....................          (2,013)               (2,467)
             Retained earnings ................................................          59,137                56,013
                                                                                  ----------------       ---------------
                                                                                         59,158                55,866
                                                                                  ----------------       ---------------
                                                                                   $     76,731           $    79,948
                                                                                  ================       ===============

         See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS Increase (Decrease) in Cash (in thousands)

                                                                                            Fiscal Year Ended
                                                                         -----------------------------------------------------

                                                                            February 2,        February 3,       January 29,
                                                                               2002               2001              2000
                                                                         -----------------   ---------------  ----------------
Cash flows from operating activities:
   Net income .......................................................           $  3,386          $  4,531          $  4,899
   Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
        Depreciation and amortization ...............................              3,658             3,653             3,494
        Proceeds received on insurance claim ........................                868                --                --
        Gain on insurance claim .....................................               (525)               --                --
        Loss (gain) on property dispositions, net ...................                177               220              (349)
        Other .......................................................                 98                92                83
        Changes in assets and liabilities:
           Accounts receivable ......................................                (16)              165               442
           Merchandise inventories ..................................              6,819              (493)             (759)
           Other current assets .....................................               (317)             (156)              546
           Other assets .............................................               (745)             (901)             (795)
           Accounts payable and accrued expenses ....................              2,114               589             1,035
           Current and deferred income taxes ........................               (731)             (219)              365
                                                                         -----------------   ---------------  ----------------
   Net cash provided by operating activities ........................             14,786             7,481             8,961
                                                                         -----------------   ---------------  ----------------

Cash flows from investing activities:
   Capital expenditures .............................................             (2,915)           (2,795)           (4,324)
   Proceeds from property dispositions ..............................                 31                 7             1,285
                                                                         ----------------   ---------------  ----------------
   Net cash used for investing activities ...........................             (2,884)           (2,788)           (3,039)
                                                                         -----------------   ---------------  ----------------


Cash flows from financing activities: ...............................
   Net paydowns under revolving bank lines of credit ................             (7,610)             (609)           (2,178)
   Repurchase of common stock .......................................               (294)           (4,084)           (3,558)
   Reduction of long-term debt ......................................               (180)             (180)             (180)
   Principal paid on notes receivable--
     Stock Purchase Loan Plan .......................................                 --                --                66
                                                                         -----------------   ---------------  ----------------
   Net cash used for financing activities ...........................             (8,084)           (4,873)           (5,850)
                                                                         -----------------   ---------------  ----------------
Net increase (decrease) in cash and cash equivalents ................              3,818              (180)               72
Cash and cash equivalents at beginning of year ......................                439               619               547
                                                                         -----------------   ---------------  ----------------
Cash and cash equivalents at end of year ............................           $  4,257          $    439          $    619
                                                                         =================   ===============  ================

Supplemental disclosure of cash flow information:
   Cash paid during the year for interest ...........................           $    404          $    880          $  1,064
   Cash paid during the year for income taxes .......................              2,838             2,996             2,639
   Non-cash financing activity--notes receivable ....................               (367)               67             1,500
   Non-cash financing activity--principal forgiveness on
      Stock Purchase Loan Plan ......................................                 87                55               100
   Non-cash financing activity--issuances of common stock ...........                113                60                80



See Notes to Financial Statements.

SELECTED QUARTERLY DATA  (unaudited)

Summarized quarterly data for fiscal 2002 and 2001 are as follows (in thousands, except per share data):

  Fiscal 2002                                                    May 5          August 4        November 3        February 2
  -----------                                                ------------    -------------  -----------------  ---------------
  Net sales ............................................      $ 41,820           $ 35,499         $ 35,445          $ 48,094

  Gross profit .........................................        20,625             16,779           17,731            22,643

  Net income ...........................................         1,431                  5               49             1,901

  Earnings per share--basic* ...........................           .35                .00              .01               .47

  Earnings per share--diluted ..........................           .35                .00              .01               .47

  Common share prices:
      High .............................................          8.25              10.50            10.25              9.90
      Low ..............................................          6.81               7.90             6.95              8.05


  Fiscal 2001                                                  April 29          July 29         October 28       February 3
  -----------                                                ------------    -------------    ---------------    -------------
  Net sales ............................................      $ 41,350           $ 36,834         $ 37,235          $ 52,494

  Gross profit .........................................        20,729             17,826           18,731            25,797

  Net income ...........................................         1,429                133              324             2,645

  Earnings per share--basic* ...........................           .31                .03              .08               .64

  Earnings per share--diluted* .........................           .31                .03              .08               .64

  Common share prices:
      High .............................................          7.73               7.94             8.25              7.50
      Low ..............................................          6.00               6.44             6.50              6.50

* Note: Earnings per share does not add to total for year due to rounding.

S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB. As of February 2, 2002, there were more than 1,000 holders of S&K common stock, including approximately 200 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Principal Business

S&K Famous Brands, Inc. (the Company) operates in one segment, the retail sale of menswear, including tailored clothing, furnishings, sportswear, shoes and accessories. The Company's fiscal year is the 52- or 53-week period, which ends on the Saturday closest to January 31. Fiscal year ended February 2, 2002 (fiscal 2002) was a 52-week period; February 3, 2001 (fiscal 2001) was a 53-week period and January 29, 2000 (fiscal 2000) was a 52-week period.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of 90 days or less.

Merchandise Inventories

Inventories are valued at the lower of average cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using both straight line and accelerated methods over the estimated service lives which are between 25 and 40 years for buildings and between three and seven years for fixtures and equipment. Leasehold improvements are generally amortized over an eight-year period.

The Company annually evaluates long-lived assets for any impairment through the evaluation of the recoverability of its property and equipment based on the utilization of assets and expected cash flows. This evaluation has not resulted in adjustments to the Company's results of operations or financial position. Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

Other Assets

Other assets consist primarily of receivables from certain officers under split dollar life insurance policies and cash surrender value related to various other life insurance policies aggregating $6.1 million and $5.5 million in fiscal 2002 and 2001, respectively.

Revenue Recognition

Net sales include sales of merchandise, net of returns and exclusive of sales taxes and shipping and handling revenues related to merchandise sold.

Advertising Costs

Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $12.9 million, $14.8 million and $13.1 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future programs included in the balance sheets were less than $100,000 in each year.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of stock options. Options which were anti-dilutive of 118,000, 592,400 and 525,000 shares were not included in computing diluted earnings per share for fiscal 2002, 2001 and 2000, respectively.

Accounting Pronouncements

In 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 141, 142, 143 and 144. Adoption of these statements is not expected to have a material impact on the Company's financial statements.

In fiscal 2002, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138. Adoption of this new standard did not have a material impact on the Company's financial statements.

Note 2 - Merchandise Inventories:

Inventories are costed using an average cost method, under which the Company tracks inventory costs for approximately 100 inventory categories which are used to classify its inventory. The Company's lower of cost or market inventory allowance approximated $225,000 and $215,000 for fiscal years 2002 and 2001, respectively.

The Company capitalizes certain buying, holding and distribution costs to inventory, which at the end of the last two fiscal years were approximately $2.7 million and $2.8 million, respectively. Buying, holding and distribution costs charged to cost of sales in fiscal years 2002, 2001 and 2000 were approximately $4.2 million, $3.9 million and $3.8 million, respectively.

Note 3 - Property and Equipment:

Property and equipment consists of the following (in thousands):

                                                             February 2,       February 3,
                                                                2002              2001
                                                       ------------------  -----------------
   Land ..............................................  $          1,232         $   1,232
   Buildings .........................................             5,375             5,368
   Furniture, fixtures and equipment .................            16,711            15,359
   Leasehold improvements ............................            17,142            16,789
                                                        -----------------  ----------------
                                                                  40,460            38,748
   Less - accumulated depreciation and amortization ..            22,889            20,226
                                                        -----------------  ----------------
                                                        $         17,571         $  18,522
                                                        =================  ================

Depreciation and amortization expense of approximately $475,000, $414,000 and $423,000 was included in cost of sales for each of the last three fiscal years, respectively.

Note 4 - Long-Term Debt:

Long-term debt consists of (in thousands):

                                                                              February 2,         February 3,
                                                                                  2002                2001
                                                                          -------------------   ----------------
     Industrial Development Revenue Bond; $45 of principal plus interest at 65% of prime, due quarterly to January 1, 2010,
        secured by land and corporate headquarters .....................    $          1,440       $      1,620
     Bank revolving lines of credit ....................................                  --              7,610
                                                                            -----------------   ----------------
                                                                                       1,440              9,230
     Less - current maturities .........................................                 180                180
                                                                            -----------------   ----------------
                                                                            $          1,260       $      9,050
                                                                            =================   ================

The Company has available an aggregate of $40.0 million from two banks under its unsecured, long-term bank revolving lines of credit. At February 2, 2002, no amounts were outstanding. Interest is payable monthly at a rate equal to the lower of the 30-day Federal Funds Rate plus three quarters of one percent or the banks' prime interest rates. The Company's financing agreements contain certain restrictive covenants, none of which is presently significant to the Company. At the Company's option, any outstanding balance at May 31, 2003 is convertible to four-year term loans at the banks' prime interest rates and is payable in monthly or quarterly installments.

At February 2, 2002, maturities of long-term debt, were $180,000 for each of the next five fiscal years.

Note 5 - Profit Sharing and Other Benefit Programs:

The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $50,000, $120,000 and $120,000 in each of the last three fiscal years, respectively.

Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company's 401(k) Plan can elect to invest 1% to 15% of their pre-tax earnings. The Company's contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company's common stock in the amount of $100,000, $80,000 and $80,000 in each of the last three fiscal years, respectively. These contributions are paid into the plan within 60 days of fiscal year end.

Included in Other assets at the end of the last two fiscal years are receivables from certain officers (aggregating $3,307,000 and $3,146,000, respectively) which represent accumulated premiums paid on split dollar life insurance policies. Cash surrender values of the related policies ($3,253,000 and $2,855,000, respectively) are pledged as collateral for these receivables.

Other long-term liabilities consist of unfunded deferred compensation agreements with certain officers which provide a fixed level of retirement benefits to be paid based on age and years of service. Deferred compensation expense is being accrued over the vesting period using a discount rate of 8% and approximated $127,000, $120,000 and $111,000, respectively, in each of the last three fiscal years.

Note 6 - Stock Incentive and Stock Purchase Loan Plans:

The Company's stock incentive plan provides for the granting of up to 900,000 common shares to key management employees. Options to purchase the Company's stock are granted at no less than the market value at the date of grant, are exercisable after one to five years and expire after eight to ten years. The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, in accounting for its stock options. Accordingly, the Company has not recognized any related compensation expense in its Statements of Income.

Changes in options under the plan for the three years ended February 2, 2002 were as follows:

                                                    Weighted                            Weighted
                                                    Average                              Average
                                   Options        Exercise Price      Exercisable     Exercise Price
                                 ------------   ------------------  ---------------  ----------------
Outstanding - January 30, 1999       459,836         $  10.48            341,613          $  10.30
Granted ........................      94,200             8.41
                                 ------------

Outstanding - January 29, 2000       554,036            10.13            379,725             10.32

Granted ........................      79,300             7.38

Exercised ......................      (4,000)            6.19

Surrendered ....................     (11,900)           10.56
                                 ------------

Outstanding - February 3, 2001       617,436             9.79            421,496             10.28

Exercised ......................     (30,000)            6.28

Surrendered ....................     (73,100)            9.08

Expired ........................     (50,000)           21.75
                                 ------------
Outstanding - February 2, 2002       464,336             8.84            336,976              8.93
                                 ============

Additional information regarding stock options outstanding at February 2, 2002 follows:

                                             Weighted          Weighted                         Weighted
       Range of                              Average           Average                          Average
       Exercise            Outstanding       Exercise         Remaining        Exercisable      Exercise
        Prices               Options          Price       Contractual Life       Options          Price
----------------------   --------------    ------------  ------------------  --------------- ---------------
$7.38 - $7.69 .....            135,000     $     7.53         3.7 years             79,800    $      7.63
$8.31 - $9.63 .....            271,036           8.83         2.8 years            222,196           8.92
$11.94 ............             58,300          11.94         4.6 years             34,980          11.94
                         --------------                                      --------------
$7.38 - $11.94 ....            464,336                                             336,976
                         ==============                                      ==============

FAS No. 123 requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to its stock option grants. There were no options granted in fiscal 2002. The fair value of the options granted in prior years, was estimated at the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions for fiscal 2001 and 2000, respectively: risk free interest rates of 5.7% and 5.8%; expected volatility of 36.9% and 35.9%; expected life of 5 in each year. This pricing model resulted in a fair value per option of $3.08 and $3.48, for fiscal 2001 and 2000, respectively.

Had compensation cost been determined including the weighted average fair-value of options granted in fiscal years 2001, 2000 and 1999 (which all ratably vest over five years), the Company's proforma net income (and basic earnings per share) would be $3.3 million ($0.81) in fiscal 2002, $4.4 million ($1.01) in fiscal 2001 and $4.8 million ($1.01) in fiscal 2000. Proforma disclosures are not likely to be representative of the effect on net income in future periods.

Under the Company's Stock Purchase Loan Plan, the Company has full recourse loans with seventeen officers approximating $2.4 million, gross of amounts accrued for principal forgiveness. Approximately $67,000 in loans originated during fiscal 2001 when 9,368 additional shares were purchased by Company officers. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $92,000, $55,000 and $100,000 for the last three fiscal years, respectively. At the end of fiscal 2002 and 2001, the Company has accrued interest receivable from these officers in the amount of $334,600 and $281,000, respectively.

Note 7 - Provision for Income Taxes:

Significant components of the Company's deferred income tax liabilities (assets) are as follows (in thousands):

                                                                        Fiscal Year Ended
                                                        --------------------------------------------------
                                                            2002              2001              2000
                                                        --------------    -------------    ---------------
Deferred tax liabilities:
    Depreciation ...................................        $  2,262          $ 2,459            $ 2,347
    Other items ....................................             218              234                290
                                                        --------------    -------------    ---------------
          Total deferred tax liabilities ...........           2,480            2,693              2,637
Deferred tax assets, primarily compensation
    related ........................................            (944)            (871)              (814)
                                                        --------------    -------------    ---------------
Net deferred tax liabilities .......................         $ 1,536          $ 1,822            $ 1,823
                                                        ==============    =============    ===============

The provision for income taxes consists of (in thousands):

                                                                        Fiscal Year Ended
                                                        --------------------------------------------------
                                                            2002              2001              2000
                                                        --------------    -------------    ---------------
Current:
    Federal .....................................         $    1,945       $     2,225       $      2,464
    State .......................................                416               553                545
                                                        --------------    -------------    ---------------
                                                               2,361             2,778              3,009
Deferred ........................................               (286)               (1)                (8)
                                                        --------------    -------------    ---------------
                                                          $    2,075       $     2,777       $      3,001
                                                        ==============    =============    ===============

The effective income tax rates consist of (in thousands):

                                                                         Fiscal Year Ended
                                                       -----------------------------------------------------
                                                            2002               2001               2000
                                                       ----------------    --------------     --------------
     Income taxes at federal
       statutory rate (34%) ........................    $     1,857         $    2,485         $     2,686

     State income taxes,
       net of federal benefit ......................            275                365                 360

     Other - net ...................................            (57)               (73)                (45)
                                                       ----------------    --------------     --------------
                                                        $     2,075         $    2,777         $     3,001
                                                       ================    ==============     ==============
     Effective income tax rate .....................           38.0%              38.0%              38.0%
                                                       ================    ==============     ==============

Note 8 - Commitments:

The Company leases all of its stores under varying terms and arrangements, which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $13.0 million, $13.4 million and $12.6 million in each of the last three years, respectively.

The future minimum payments under operating leases as of the end of fiscal 2002 aggregate $41.7 million and are payable as follows: fiscal 2003 - $13.5 million, fiscal 2004 - $9.8 million, fiscal 2005 - $6.4 million, fiscal 2006 - $4.5 million and fiscal 2007 - $2.6 million and $4.9 million thereafter.

The Company leases a property from an immediate family member of an officer of the Company, who is also a shareholder. Rent expense included approximately $147,000, $144,000 and $141,000 in fiscal 2002, 2001 and 2000, respectively, paid to this party. The Company is also obligated under this lease agreement to pay minimum rentals approximating $150,000 through fiscal 2004. Additionally, prior to January 2001, the Company had leased a property from an officer of the Company, who is also a shareholder and incurred rent expense of approximately $49,000 and $47,000 for fiscal 2001 and 2000, respectively.

At the end of fiscal 2002, the Company had one outstanding Letter of Credit approximately $800,000.

Note 9 - Nonrecurring Items:

During fiscal 2002, other income, net, included $525,000 ($325,000 after tax or $.08 per diluted share) related to income from an insurance claim. Gross proceeds from this insurance claim were approximately $868,000 and covered the $343,000 loss of inventory. During fiscal 2000, other income, net, included $665,000 ($412,000 after tax or $.09 per diluted share) related to a gain on the sale of real estate.

Note 10 - Subsequent Event:

On March 27, 2002, the Company announced a tender offer to purchase up to approximately 1.8 million shares of its common stock at $11.00 per share, commencing March 28, 2002 and scheduled to expire on April 26, 2002. The Company will finance the tender offer through available cash and a new credit facility with an aggregate of $46.0 million available from two banks. The facilities will be collateralized by liens on the Company's inventory and the Company's headquarters property and adjacent store. Amounts outstanding under the facilities will bear interest at a variable rate based on LIBOR. The facilities will mature in 2007, with monthly principal payments on the term loan beginning one month after the initial drawdown and principal reductions on the line of credit loan beginning in 2003.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. (the "Company") at February 2, 2002 and February 3, 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
Richmond, Virginia
March 15, 2002, except for Note 10, as to which the date is March 27, 2002