Form 10-K, Exhibit 13
period 2003-02-01
S&K FAMOUS BRANDS INC
filed 2003-04-11
CIK 723924

Exhibit 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollar and share amounts in thousands, except per share data)

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000	January 30, 1999
Income Statement Data:
Net sales	$162,184	$160,858	$167,913	$162,792	$154,446
Gross profit	77,802	77,778	83,083	78,431	73,640
Selling, general and administrative expenses	70,087	69,308	71,753	66,977	61,561
Interest	439	375	869	1,068	772
Depreciation and amortization	3,177	3,183	3,239	3,071	2,757
Net income	2,721	3,386	4,531	4,899	5,486
Earnings Per Share Data:
Basic earnings per share	$0.95	$0.84	$1.04	$1.04	$1.09
Diluted earnings per share	0.94	0.83	1.04	1.04	1.07
Weighted average shares outstanding—basic	2,866	4,054	4,373	4,719	5,040
Weighted average shares outstanding—including dilutive potential common shares	2,891	4,072	4,375	4,729	5,119
Balance Sheet Data:
Working capital	$34,510	$39,317	$43,769	$43,670	$45,021
Inventories	46,073	44,869	52,031	51,538	50,779
Net property and equipment	16,121	17,571	18,522	19,607	19,713
Total assets	76,209	76,731	79,948	79,828	79,296
Long-term debt (including current maturities)	11,279	1,440	9,230	10,019	12,377
Shareholders’ equity	45,184	59,158	55,866	55,303	53,717
Book value per share	18.05	14.63	13.60	11.88	11.02
Current ratio	2.9:1	4.0:1	4.7:1	4.8:1	5.3:1
Number of stores at year-end	236	237	238	240	233

MANAGEMENT’S DISCUSSION AND FINANCIAL REVIEW

RESULTS OF OPERATIONS

The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 2003, 2002 and 2001.

	Percentage of Net Sales
	Fiscal Year Ended
	2/1/03	2/2/02	2/3/01
Net sales	100.0	100.0	100.0
Cost of sales	52.0	51.6	50.5

Gross profit	48.0	48.4	49.5
Other costs and expenses:
Selling, general and administrative	43.2	43.1	42.7
Interest	0.3	0.2	0.5
Depreciation and amortization	2.0	2.0	1.9
Other income, net	(0.2)	(0.3)	—

Income before income taxes	2.7	3.4	4.4
Provision for income taxes	1.0	1.3	1.7

Net income	1.7	2.1	2.7

Year Ended February 1, 2003 Compared to Year Ended February 2, 2002

Net sales increased by 1%, or $1.3 million, from fiscal 2002 to fiscal 2003 with comparable store sales up 1%. During fiscal 2003 the Company opened nine new stores and closed ten under-performing stores (four of which were relocations).

Cost of sales in fiscal 2003 was 52.0% of net sales compared to 51.6% of net sales in fiscal 2002. The 0.4% of net sales increase was primarily due to taking a higher level of promotional markdowns to increase store traffic and, to a lesser degree, higher freight and buying and occupancy costs as a component of cost of sales compared to the prior year.

Selling, general and administrative expenses in fiscal 2003 were 43.2% of net sales compared to 43.1% of net sales in fiscal 2002. This 0.1% of net sales increase was due primarily to a combination of higher incentive bonus payments and significantly higher rates for casualty insurance, offset in part by lower advertising expense and lower net alteration costs.

Interest expense in fiscal 2003 was 0.3% of net sales compared to 0.2% of net sales in fiscal 2002. Fiscal 2003 includes incremental interest expense of approximately $253,000 related to a new Credit Facility (see Note 4 to the Financial Statements) and was partially offset primarily by lower interest rates compared to last year.

Other income, net includes income from unrelated insurance claims of $132,000 ($82,000 after tax, or $.03 per diluted share) in fiscal 2003 and $525,000 ($325,000 after tax, or $.08 per diluted share) in fiscal 2002.

Year Ended February 2, 2002 Compared to Year Ended February 3, 2001

Net sales decreased by 4%, or $7.1 million, from fiscal 2001 (a 53-week year) to fiscal 2002 (a 52-week year). Comparable store sales were down 4% on a fiscal year basis; however, on a comparable 52-week basis, same store sales decreased 3%. These decreases in comparable 52-week periods year over year were attributable to weak retail sales experienced in the second half of fiscal 2002. Additionally, during fiscal 2002 the Company opened ten new stores and closed eleven (four of which were relocations).

Cost of sales in fiscal 2002 was 51.6% of net sales compared to 50.5% of net sales in fiscal 2001. The 1.1% of net sales increase was primarily due to higher markdowns, primarily to clear older season merchandise and, to a lesser extent, the expensing of previously capitalized buying and occupancy costs due to a $7.2 million reduction in ending inventory.

Selling, general and administrative expenses in fiscal 2002 were 43.1% of net sales compared to 42.7% of net sales in fiscal 2001. This 0.4% of net sales increase was the net result of experiencing lower than expected sales while incurring plan levels of store payroll and supervision costs as well as higher group health insurance claims, offset in part by lower advertising costs and incentive bonus payments.

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

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2003, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 2003, the Company opened nine new stores and closed ten under-performing stores (four of which were relocations) which had not met the Company’s sales and profitability expectations. During fiscal 2004 the Company believes it will open approximately 15 new stores and close or relocate approximately five other under-performing locations. The Company does not expect this activity to significantly impact liquidity or capital resources, including its debt covenants, during fiscal 2004.

Operating activities provided net cash of $8.7 million, $15.4 million and $7.5 million in fiscal 2003, 2002 and 2001, respectively. The change between fiscal 2003 and 2002 related primarily to the year over year fluctuations in inventory which increased by $1.5 million in fiscal 2003 and decreased by $6.8 million in fiscal 2002. The change between fiscal 2002 and 2001 related primarily to the $7.3 million reduction in inventory growth year over year and, to a lesser extent, the year over year growth in payables, both offset in part by the reduction in net income.

Net cash used for investing activities in fiscal 2003, 2002 and 2001 approximated $2.2 million, $2.9 million and $2.8 million, respectively, and was primarily for the purpose of store expansion, technology related purchases, and, to a lesser degree, in fiscal 2001, the development of the Company’s internet store and remodelings.

Financing activities used net cash of $7.7 million, $8.6 million and $4.9 million in fiscal 2003, 2002 and 2001, respectively. During fiscal 2003, the Company completed a tender offer under which it purchased approximately 1.6 million shares at $11.00 per share for approximately $17.1 million. This tender offer and the payoff of a previously outstanding Industrial Development Bond was financed under a new $46.0 million Credit Facility with two banks (see Note 4 to the Financial Statements). During fiscal 2003, the Company re-paid approximately $9.2 million under this Credit Facility. Financing activities in fiscal 2002 and 2001 primarily related to fluctuations in the borrowing levels under the Company’s previous revolving credit agreements, (which had an aggregate borrowing capacity of $40.0 million) and included the repurchase of the Company’s common stock of $0.3 million and $4.1 million, respectively. At the end of fiscal 2003, the Company had the entire $26.0 million available for use under the revolving loan portion of the Credit Facility and was in compliance with all covenants.

Contractual Obligations

The Company’s contractual obligations to make future payments under its existing Credit Facility and lease obligations are summarized below:

Payments Due by Period ($  millions)

Contractual obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$11.3	$1.9	$4.6	$4.8	$—
Operating leases	39.9	13.5	15.8	6.7	3.9

Total contractual obligations	$51.2	$15.4	$20.4	$11.5	$3.9

OTHER MATTERS

Critical Accounting Policies

In conformity with generally accepted accounting principles, the preparation of our financial statements requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Although the estimates are based on our knowledge of current events and actions we may undertake in the future, actual results could differ from those estimates. Significant accounting policies used in the preparation of the Company’s financial statements are summarized in Note 1 of the Company’s Financial Statements.

In 2002, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” and SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. Adoption of these statements did not have a material impact on the Company’s financial statements.

In fiscal 2003, the Company adopted SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure”. Adoption of this new standard did not have a material impact on the Company’s financial statements.

Historically, inflation has not significantly affected the Company’s gross margins. When necessary, the Company has generally been able to pass through price increases as the cost of merchandise has increased.

Off Balance Sheet Arrangements

The Company does not have transactions, arrangements or relationships with “special purpose” entities. Except for Letters of Credit approximating $1.1 million, which expire August 2003, the Company does not have any off balance sheet arrangements.

Interest Rate Risk

The Company’s bank credit facilities bear interest at variable rates, which expose the Company to risk from interest rate fluctuations. If interest rates were to increase or decrease by 10%, the effect on net income and cash flows would not be material.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men’s apparel industry in general and in the Company’s specific market area, inflation, changes in costs of goods and services, economic conditions in general and in the Company’s specific market area. Those and other risks are more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

STATEMENTS OF INCOME (in thousands, except per share data)

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Net sales	$162,184	$160,858	$167,913
Cost of sales	84,382	83,080	84,830

Gross profit	77,802	77,778	83,083
Other costs and expenses:
Selling, general and administrative	70,087	69,308	71,753
Interest	439	375	869
Depreciation and amortization	3,177	3,183	3,239
Other income, net	(291)	(549)	(86)

Income before income taxes	4,390	5,461	7,308
Provision for income taxes	1,669	2,075	2,777

Net income	$2,721	$3,386	$4,531

Earnings per common share:
Basic	$0.95	$0.84	$1.04

Diluted	$0.94	$0.83	$1.04

Weighted average common shares outstanding—basic	2,866	4,054	4,373
Dilutive effect of stock options	25	18	2

Weighted average common shares outstanding—including dilutive potential common shares	2,891	4,072	4,375

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (in thousands)

	Common Stock		Capital in Excess of Par Value	Notes Receivable Stock Purchase Loan Plan	Retained Earnings	Total
	Shares	Amount
Balance—January 29, 2000	4,656	$2,328	$3,950	$(2,457)	$51,482	$55,303
Net income					4,531	4,531
Repurchase of common stock	(565)	(282)	(3,802)			(4,084)
Issuances of common stock	8	4	56			60
Issuances of common stock under the Stock Purchase Loan Plan	10	4	62			66
Notes receivable—stock purchase				(67)		(67)
Reduction of notes receivable				57		57

Balance—February 3, 2001	4,109	2,054	266	(2,467)	56,013	55,866
Net income					3,386	3,386
Repurchase of common stock	(84)	(42)	(357)		(262)	(661)
Issuances of common stock	19	10	103			113
Reduction of notes receivable				454		454

Balance—February 2, 2002	4,044	2,022	12	(2,013)	59,137	59,158
Net income					2,721	2,721
Repurchase of common stock	(1,564)	(782)	(154)		(16,274)	(17,210)
Tender Offer costs					(375)	(375)
Surrender of shares under Stock Purchase Loan Plan	(44)	(22)	(182)		(285)	(489)
Issuances of common stock, including tax benefits	68	34	324		4	362
Reduction of notes receivable				1,017		1,017

Balance—February 1, 2003	2,504	$1,252	$0	$(996)	$44,928	$45,184

See Notes to Financial Statements.

BALANCE SHEETS (in thousands, except per share data)

	February 1, 2003	February 2, 2002
Assets
Current assets:
Cash and cash equivalents	$3,002	$4,257
Accounts receivable	314	271
Merchandise inventories	46,073	44,869
Prepaid income taxes	242	—
Other current assets	3,283	3,213

Total current assets	52,914	52,610
Property and equipment, net	16,121	17,571
Other assets	7,174	6,550

	$76,209	$76,731

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$1,860	$180
Accounts payable	12,037	9,408
Accrued compensation and related items	2,379	1,566
Current and deferred income taxes	94	190
Other current liabilities	2,034	1,949

Total current liabilities	18,404	13,293
Long-term debt	9,419	1,260
Other long-term liabilities	1,690	1,583
Deferred income taxes	1,512	1,437
Commitments
Shareholders’ equity:
Preferred stock, $1 par value; authorized shares, 500; issued and outstanding shares, none
Common stock, $.50 par value; authorized shares,
10,000; issued and outstanding shares, 2,504
(2003)and 4,044 (2002)	1,252	2,022
Capital in excess of par value	—	12
Notes receivable—Stock Purchase Loan Plan	(996)	(2,013)
Retained earnings	44,928	59,137

	45,184	59,158

	$76,209	$76,731

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS Increase (decrease) in cash (in thousands)

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Cash flows from operating activities:
Net income	$2,721	$3,386	$4,531
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	3,685	3,658	3,653
Proceeds received on insurance claim	415	868	—
Gain on insurance claim	(132)	(525)	—
Loss on property dispositions, net	85	177	220
Other	106	98	92
Changes in assets and liabilities:
Accounts receivable	(44)	(16)	165
Merchandise inventories	(1,519)	6,819	(493)
Other current assets	(70)	(317)	(156)
Other assets	(138)	(181)	(901)
Accounts payable and accrued expenses	3,594	2,114	589
Current and deferred income taxes	(33)	(731)	(219)

Net cash provided by operating activities	8,670	15,350	7,481

Cash flows from investing activities:
Capital expenditures	(2,216)	(2,915)	(2,795)
Proceeds from property dispositions	14	31	7

Net cash used for investing activities	(2,202)	(2,884)	(2,788)

Cash flows from financing activities:
Net paydowns under revolving bank loans	—	(7,610)	(609)
Borrowings under line of credit debt	18,997	—	—
Repayment under line of credit and real estate debt	(9,158)	(180)	(180)
Repurchase of common stock	(17,210)	(294)	(4,084)
Payment of tender offer cost	(375)	—	—
Payment of debt issuance cost	(212)	—	—
Principal paid on notes receivable-Stock Purchase Loan Plan	618	—	—
Premium payments on life insurance policies	(383)	(564)	—

Net cash used for financing activities	(7,723)	(8,648)	(4,873)

Net (decrease) increase in cash and cash equivalents	(1,255)	3,818	(180)
Cash and cash equivalents at beginning of year	4,257	439	619

Cash and cash equivalents at end of year	$3,002	$4,257	$439

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$414	$404	$880
Cash paid during the year for income taxes, net	1,701	2,838	2,996
Non-cash financing activity—
Reduction of notes receivable—Stock Purchase Loan Plan	379	367	67
Principal forgiveness on Stock Purchase Loan Plan	41	92	55
Issuances of common stock	132	113	60
Reduction of common stock due to surrender of shares	(489)	—	—
Reduction in income taxes payable from benefit of stock options	230	—	—

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies:

Principal Business

S&K Famous Brands, Inc. (the Company) operates in one segment, the retail sale of menswear, including tailored clothing, furnishings, sportswear, shoes and accessories. The Company’s fiscal year is the 52- or 53-week period, which ends on the Saturday closest to January 31. Fiscal years ended February 1, 2003 (fiscal 2003) and February 2, 2002 (fiscal 2002) were 52-week periods; February 3, 2001 (fiscal 2001) was a 53-week period.

Certain prior year balances have been reclassified to conform to the current year’s presentation.

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

Merchandise Inventories

Inventories are valued at the lower of average cost or market. If the Company receives merchandise vendor allowances, they are generally taken as a reduction of cost of sales in the period to which they apply for merchandise sold.

Property and Equipment

Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using both straight-line and accelerated methods over the estimated service lives which are between 25 and 40 years for buildings and between three and seven years for fixtures and equipment. Leasehold improvements are generally amortized over an eight-year period.

The Company annually evaluates long-lived assets for any impairment through the evaluation of the recoverability of its property and equipment based on the utilization of assets and expected cash flows. This evaluation has not resulted in adjustments to the Company’s results of operations or financial position. Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized.

Other Assets

Other assets consist primarily of receivables from certain officers under split dollar life insurance policies and cash surrender value related to various other life insurance policies aggregating $6.7 million and $6.1 million in fiscal 2003 and 2002, respectively.

Revenue Recognition

Net sales include sales of merchandise, net of returns and exclusive of sales taxes and shipping and handling revenues related to merchandise sold.

Advertising Costs

Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $12.4 million, $12.9 million and $14.8 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future programs included in the balance sheets approximated $100,000 in each year.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of stock options. Options which were anti-dilutive of 51,700, 118,000, and 592,400 shares were not included in computing diluted earnings per share for fiscal 2003, 2002 and 2001, respectively.

Stock-Based Compensation

FAS No. 123 requires the Company to make certain proforma disclosures as if the fair value based method of accounting had been applied to its stock option grants. There were no options granted in fiscal 2003 or 2002. The fair value of the options granted in prior years, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2001: risk free interest rates of 5.7%; expected volatility of 36.9%; expected life of 5 years. This pricing model resulted in a fair value per option of $3.08, for fiscal 2001.

Had compensation cost been determined including the weighted average fair-value of options granted subsequent to fiscal year 1996 (which all ratably vest over five years), the Company’s proforma net income and net income per share would have been:

(in thousands, except per share amounts)	2003	2002	2001
Compensation expense related to stock option plans:
As reported	$—	$—	$—
Proforma	121	121	112

Net income:
As reported	$2,721	$3,386	$4,531
Proforma	2,600	3,265	4,419

Basic earnings per share:
As reported	$.95	$.84	$1.04
Proforma	.91	.81	1.01

Diluted earnings per share:
As reported	$.94	$.83	$1.04
Proforma	.90	.80	1.01

Accounting Pronouncements

In 2002, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” and SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. Adoption of these statements did not have a material impact on the Company’s financial statements.

In fiscal 2003, the Company adopted SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure”. Adoption of this new standard did not have a material impact on the Company’s financial statements.

Note 2—Merchandise Inventories:

Inventories are costed using an average cost method, under which the Company tracks inventory costs for approximately 100 inventory categories which are used to classify its inventory. The Company’s lower of cost or market inventory allowance and shrinkage reserve approximated $235,000 and $275,000, respectively, in fiscal 2003 and $225,000 and $281,000, respectively, in fiscal 2002.

The Company capitalizes certain buying, holding and distribution costs to inventory, which at the end of the last two fiscal years were approximately $2.7 million. Buying, holding and distribution costs charged to cost of sales in fiscal years 2003, 2002 and 2001 were approximately $4.4 million, $4.2 million and $3.9 million, respectively.

Note 3—Property and Equipment:

Property and equipment consists of the following (in thousands):

	February 1, 2003	February 2, 2002
Land	$1,232	$1,232
Buildings	5,375	5,375
Furniture, fixtures and equipment	17,327	16,711
Leasehold improvements	17,220	17,142

	41,154	40,460
Less—accumulated depreciation and amortization	25,033	22,889

	$16,121	$17,571

Depreciation and amortization expense of approximately $508,000, $475,000 and $414,000 was included in cost of sales for each of the last three fiscal years, respectively.

Note 4—Long-Term Debt:

Long-term debt consists of (in thousands):

	February 1, 2003	February 2, 2002
Credit Facility:
Line of Credit; $486 of principal due quarterly beginning May 1, 2003 plus interest based on LIBOR due monthly	$5,507	$—
Term Loan; $34 of principal plus interest based on LIBOR due monthly collateralized by land and corporate headquarters	5,772	—
Industrial Development Revenue Bond; $45 of principal plus interest at 65% of prime, due quarterly to January 1, 2010, collateralized by land and corporate headquarters	—	1,440

	11,279	1,440
Less—current maturities	1,860	180

	$9,419	$1,260

On April 26, 2002, the Company purchased 1,553,375 shares of its common stock at $11.00 per share under a tender offer and financed it through available cash and a new credit facility (the “Credit Facility”) from two banks including a line of credit and term loan. The Credit Facility also provides for an operating revolving loan for working capital needs in the principal amount of $26.0 million; at February 1, 2003, no amounts were outstanding.

The Credit Facility, which matures in 2007, is collateralized by liens on the Company’s inventory and the Company’s headquarters property and adjacent store. Monthly principal payments on the term loan began in July 2002 and quarterly principal reductions on the line of credit loan will begin in May 2003. Amounts outstanding bear interest at a variable rate based on LIBOR (2.99% at February 1, 2003), payable monthly. The Credit Facility contains customary financial covenants, including restrictions on the Company’s ability to pay dividends and to repurchase its capital stock. The Company is presently in compliance with all covenants in the Credit Facility.

On May 15, 2002, the remaining balance of the Company’s previously outstanding Industrial Development Bond was refinanced, as well as a portion of the line of credit, into a term loan under the Credit Facility totaling $6.0 million. As of February 1, 2003, the Company had $5.5 million outstanding under the line of credit portion of the Credit Facility. Maturities of long-term debt for the next five years are estimated at $1.9 million, $2.3 million, $2.3 million, $0.6 million and $4.2 million, respectively

Note 5—Profit Sharing and Other Benefit Programs:

The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $50,000, $50,000 and $120,000 in each of the last three fiscal years, respectively.

Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company’s 401(k) Plan can elect to invest 1% to 100% of their pre-tax earnings. The Company’s contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company’s common stock in the amount of $150,000, $100,000 and $80,000 in each of the last three fiscal years, respectively. These contributions are paid into the plan within 60 days of fiscal year end.

Included in other assets at the end of the last two fiscal years are receivables from certain officers (aggregating $3,499,000 and $3,307,000, respectively) which represent accumulated premiums paid on split dollar life insurance policies through July 2002, when the Company ceased premium payments. Cash surrender values of the related policies ($3,872,000 and $3,253,000, respectively) are pledged as collateral for these receivables.

Other long-term liabilities consist of unfunded deferred compensation agreements with certain officers which provide a fixed level of retirement benefits to be paid based on age and years of service. Deferred compensation expense is being accrued over the vesting period using a discount rate of 8% and approximated $134,000, $127,000 and $120,000, respectively, in each of the last three fiscal years.

Note 6—Stock Incentive and Stock Purchase Loan Plans:

The Company’s stock incentive plan provides for the granting of up to 400,000 common shares to key management employees. Options to purchase the Company’s stock are granted with an exercise price not less than the market value at the date of grant, are exercisable after one to five years and expire after eight years. The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, in accounting for its stock options. Accordingly, the Company has not recognized any related compensation expense in its Statements of Income.

Changes in options under the plan for the three years ended February 1, 2003 were as follows:

	Options	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
Outstanding—January 29, 2000	554,036	$10.13	379,725	$10.32
Granted	79,300	7.38
Exercised	(4,000)	6.19
Surrendered	(11,900)	10.56

Outstanding—February 3, 2001	617,436	9.79	421,496	10.28
Exercised	(30,000)	6.28
Surrendered	(73,100)	9.08
Expired	(50,000)	21.75

Outstanding—February 2, 2002	464,336	8.84	336,976	8.93
Exercised**	(212,432)	8.45
Surrendered	(14,264)	8.98

Outstanding—February 1, 2003	237,640	9.17	165,036	9.51

** Shareholders surrendered 157,490 shares in the exercise of 212,432 stock options which resulted in the net issuance of 54,942       shares of common stock by the Compay.

Additional information regarding stock options outstanding at February 1, 2003 follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
$7.38	59,200	$ 7.38	5.7 years	23,680	$ 7.38
$8.31 – $9.63	126,780	8.89	3.4 years	100,028	9.02
$11.94	51,660	11.94	3.6 years	41,328	11.94

$7.38 – $11.94	237,640			165,036

Under the Company’s Stock Purchase Loan Plan, the Company has full recourse loans with thirteen officers approximating $1.2 million, gross of amounts accrued for principal forgiveness. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $41,000, $92,000 and $55,000 for the last three fiscal years, respectively. At the end of fiscal 2003 and 2002, the Company has accrued interest receivable from these officers in the amount of $214,900 and $334,600, respectively.

Note 7—Provision for Income Taxes:

Significant components of the Company’s deferred income tax liabilities (assets) are as follows (in thousands):

	Fiscal Year Ended
	2003	2002	2001
Deferred tax liabilities:
Depreciation	$2,267	$2,262	$2,459
Other items	218	218	234

Total deferred tax liabilities	2,485	2,480	2,693
Deferred tax assets, primarily compensation related	(879)	(944)	(871)

Net deferred tax liabilities	$1,606	$1,536	$1,822

The provision for income taxes consists of (in thousands):

	Fiscal Year Ended
	2003	2002	2001
Current:
Federal	$1,231	$1,945	$2,225
State	368	416	553

	1,599	2,361	2,778
Deferred	70	(286)	(1)

	$1,669	$2,075	$2,777

The effective income tax rates consist of (in thousands):

	Fiscal Year Ended
	2003	2002	2001
Income taxes at federal statutory rate (34%)	$1,493	$1,857	$2,485
State income taxes, net of federal benefit	243	275	365
Other—net	(67)	(57)	(73)

	$1,669	$2,075	$2,777

Effective income tax rate	38.0%	38.0%	38.0%

Note 8—Commitments:

The Company leases all but one of its stores under varying terms and arrangements, which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $13.4 million, $13.0 million and $13.4 million in each of the last three years, respectively.

The future minimum payments under operating leases as of the end of fiscal 2003 aggregate $39.9 million and are payable as follows: fiscal 2004—$13.5 million, fiscal 2005—$9.2 million, fiscal 2006—$6.6 million, fiscal 2007—$4.0 million, fiscal 2008—$2.7 million and $3.9 million, thereafter.

The Company leases a property from an immediate family member of an officer of the Company, who is also a shareholder. Rent expense included approximately $150,000, $147,000 and $144,000 in fiscal 2003, 2002 and 2001, respectively, paid to this party. The Company is also obligated under this lease agreement to pay minimum rentals approximating $153,000 in fiscal 2004. Additionally, prior to January 2001, the Company had leased a property from an officer of the Company, who is also a shareholder, and incurred rent expense of approximately $49,000 in fiscal 2001.

At the end of fiscal 2003, the Company had outstanding Letters of Credit approximating $1.1 million.

Note 9—Nonrecurring Items:

During fiscal 2003, other income, net, included $132,000 ($82,000 after tax or $.03 per diluted share) related to income from an insurance claim. Gross proceeds from this insurance claim were approximately $511,000 and covered the $379,000 loss of inventory and other related costs. During fiscal 2002, other income, net, included $525,000 ($325,000 after tax or $.08 per diluted share) related to income from an insurance claim. Gross proceeds from this insurance claim were approximately $868,000 and covered the $343,000 loss of inventory and other related costs.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

of S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and related statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. (the “Company”) at February 1, 2003 and February 2, 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

March 14, 2003

Richmond, Virginia

SELECTED QUARTERLY DATA (unaudited)

Summarized quarterly data for fiscal 2003 and 2002 are as follows (in thousands, except per share data):

Fiscal 2003	May 4	August 3	November 2	February 1

Net sales	$41,791	$36,094	$36,108	$48,191

Gross profit	20,587	16,898	17,487	22,830

Net income	1,474	55	(202)	1,394

Earnings per share—basic and diluted	.38	.02	(.08)	.55

Common share prices: High/Low	13.10 / 7.95	14.85 / 9.50	12.00 / 7.75	13.76 / 9.82

Fiscal 2002	May 5	August 4	November 3	February 2

Net sales	$41,820	$35,499	$35,445	$48,094

Gross profit	20,625	16,779	17,731	22,643

Net income	1,431	5	49	1,901

Earnings per share—basic and diluted	.35	.00	.01	.47

Common share prices: High/Low	8.25 / 6.81	10.50 / 7.90	10.25 / 6.95	9.90 / 8.05

S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB. As of February 1, 2003, there were more than 1,000 holders of S&K common stock, including approximately 200 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company’s common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Credit Facility prohibits the Company from paying dividends on its common stock without the consent of the banks. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.