Form 10-K, Exhibit 13
period 2004-01-31
S&K FAMOUS BRANDS INC
filed 2004-04-13
CIK 723924

S&K FAMOUS BRANDS, INC.

Exhibit 13

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollar and share amounts in thousands, except per share data)

	Fiscal Year Ended
	January 31, 2004²	February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000
Income Statement Data:
Net sales¹	$176,189	$168,617	$166,915	$174,249	$168,399
Gross profit¹	80,703	78,133	77,853	83,324	78,578
Selling, general and administrative expenses¹	72,704	70,532	69,498	72,110	67,241
Interest	458	439	375	869	1,068
Depreciation and amortization	3,033	3,063	3,068	3,123	2,954
Net income	2,800	2,721	3,386	4,531	4,899
Earnings Per Share Data:
Basic earnings per share	$1.13	$0.95	$0.84	$1.04	$1.04
Diluted earnings per share	1.08	0.94	0.83	1.04	1.04
Weighted average shares outstanding – basic	2,472	2,866	4,054	4,373	4,719
Weighted average shares outstanding – including dilutive potential common shares	2,589	2,891	4,072	4,375	4,729
Balance Sheet Data:
Working capital	$35,940	$34,510	$39,317	$43,769	$43,670
Inventories	48,477	46,073	44,869	52,031	51,538
Property and equipment, net	15,597	16,121	17,571	18,522	19,607
Total assets	74,840	78,321	76,731	81,881	81,450
Long-term debt (including current maturities)	4,564	11,279	1,440	9,230	10,019
Shareholders’ equity	47,828	45,184	59,158	55,866	55,303
Book value per share	19.21	18.05	14.63	13.60	11.88
Current ratio	2.8:1	2.7:1	4.0:1	4.2:1	4.3:1
Number of stores at year-end	238	236	237	238	240

¹	Amounts reflect the reclassification of alteration revenues and related expenses to net sales and cost of sales which had previously been netted against selling, general and administrative expenses. Alteration revenues reclassified to net sales for the last five fiscal years were $7,477, $6,433, $6,057, $6,336 and $5,607, respectively. The net effect from this reclassification was an increase to gross profit of $795, $331, $75, $241 and $147, respectively, for the last five fiscal years.

²	In fiscal 2004, the Company adopted the fair value method provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” on a prospective basis for all awards granted after February 2, 2003.

S&K FAMOUS BRANDS, INC.

MANAGEMENT’S DISCUSSION AND FINANCIAL REVIEW

RESULTS OF OPERATIONS

The following table sets forth certain items in the Statements of Income as a percentage of net sales for fiscal years 2004, 2003 and 2002.

	Percentage of Net Sales
	Fiscal Year Ended
	1/31/04	2/1/03	2/2/02
Net sales	100.0%	100.0%	100.0%
Cost of sales	54.2	53.7	53.4

Gross profit	45.8	46.3	46.6
Other costs and expenses:
Selling, general and administrative	41.3	41.8	41.6
Interest	0.2	0.3	0.2
Depreciation and amortization	1.7	1.8	1.8
Other income, net	—	(0.2)	(0.3)

Income before income taxes	2.6	2.6	3.3
Provision for income taxes	1.0	1.0	1.3

Net income	1.6%	1.6%	2.0%

Year Ended January 31, 2004 Compared to Year Ended February 1, 2003

Net sales increased by 4.5%, or $7.6 million, from fiscal 2003 to fiscal 2004 with comparable store sales up 3.7%. This increase was due to growth in average sale and in higher sales of suits, furnishings and shoes. Alteration revenues, included in net sales, were $7.5 million and $6.4 million in fiscal 2004 and 2003, respectively. During fiscal 2004 the Company opened eleven new stores, and closed nine under-performing stores (four of which were relocations). There were 238 stores in operation as of January 31, 2004 versus 236 at the end of the prior year.

Cost of sales in fiscal 2004 was 54.2% of net sales compared to 53.7% of net sales in fiscal 2003. The 0.5% of net sales increase was primarily due to higher levels of promotional and seasonal markdowns in fiscal 2004 designed to increase store traffic.

Selling, general and administrative expenses in fiscal 2004 were 41.3% of net sales compared to 41.8% of net sales in fiscal 2003. This 0.5% of net sales decrease was due primarily to lower advertising costs and better leveraging of fixed occupancy costs on higher sales compared to last year which more than offset increases in store payrolls, group health claims and a $507,000 non-cash accrual for performance awards.

Interest expense in fiscal 2004 was $458,000 or 0.2% of net sales compared to $439,000 or 0.3% of net sales in fiscal 2003. Fiscal 2004 included a full year of interest expense related to the new Credit Facility while fiscal 2003 expense originated after the April 26, 2002 tender offer.

Other income, net in fiscal 2003 included income from an insurance claim of approximately $132,000, or $82,000 after tax.

Year Ended February 1, 2003 Compared to Year Ended February 2, 2002

Net sales increased by 1%, or $1.7 million, from fiscal 2002 to fiscal 2003 with comparable store sales up 1%. Alteration revenues, included in net sales, were $6.4 million and $6.1 million in fiscal 2003 and 2002, respectively. During fiscal 2003 the Company opened nine new stores and closed ten under-performing stores (four of which were relocations).

Cost of sales in fiscal 2003 was 53.7% of net sales compared to 53.4% of net sales in fiscal 2002. The 0.3% of net sales increase was primarily due to taking a higher level of promotional markdowns to increase store traffic and, to a lesser degree, higher freight and buying and occupancy costs as a component of cost of sales compared to the prior year.

Selling, general and administrative expenses in fiscal 2003 were 41.8% of net sales compared to 41.6% of net sales in fiscal 2002. This 0.2% of net sales increase was due primarily to a combination of higher incentive bonus payments and significantly higher rates for casualty insurance, offset in part by lower advertising expense.

Interest expense in fiscal 2003 was 0.3% of net sales compared to 0.2% of net sales in fiscal 2002. Fiscal 2003 includes incremental interest expense of approximately $253,000 related to the new Credit Facility (see Note 4 to the Financial Statements) and was partially offset primarily by lower interest rates compared to the prior year.

Other income, net included income from unrelated insurance claims of $132,000, or $82,000 after tax, in fiscal 2003 and $525,000, or $325,000 after tax, in fiscal 2002.

Performance Awards

Under the provisions of the 1999 Stock Incentive Plan, which was approved by the Company’s shareholders, the Compensation Committee of the Board of Directors approved a grant of approximately 324,000 Performance Awards to twenty officers of the Company in March 2003. The Company believes that the long-term incentive provided by Performance Awards will help continue to retain key employees and better align shareholder and employee interests than the previous practice of granting stock options. The Performance Awards will be earned dependent on the level of earnings growth for the four-year period beginning February 2, 2003 and ending February 3, 2007. Each Performance Award, if earned, will entitle the recipient to receive a share of the Company’s common stock.

None of the Performance Awards will be earned if the officer is no longer employed on February 3, 2007, or if the four-year compound annual pre-tax earnings growth (“CAGR”) is below 10%. Half of the Performance Awards will be earned if the Company achieves four-year CAGR of 10% and all will be earned at 20% or higher CAGR. Should the four-year compound annual pre-tax earnings growth be between 10% and 20%, the Performance Awards will be earned on a pro rata basis. Achievement of CAGR goals is determined on a pre-tax basis prior to any expenses related to the Performance Awards. See table below.

During the four-year period, the Company will determine the degree to which the Performance Awards should be accrued and record the appropriate stock-based compensation expense under SFAS No. 123. The Company’s current assessment of the achievement of CAGR goals is 16% and accordingly a related expense of $507,000 was accrued for fiscal 2004.

Pre-Tax Earnings for Years Ending January Before Expensing Performance Awards

	Base Year 2003	2004	2005	2006	2007	Four-Year Total
CAGR Assumption
10%
Pre-tax Earnings	$4,390,000	$4,829,000	$5,311,900	$5,843,100	$6,427,400	$22,411,400
# Awards Accrued		40,500	40,500	40,500	40,500	162,000
20%
Pre-tax Earnings	$4,390,000	$5,268,000	$6,321,600	$7,585,900	$9,103,100	$28,278,600
# Awards Accrued		81,000	81,000	81,000	81,000	324,000

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2004, the Company funded its operating activities, including capital expenditures for the opening of new stores, from internally generated funds and from bank borrowings. During fiscal 2004, the Company opened eleven new stores and closed nine under-performing stores (four of which were relocations). The closed locations had not met the Company’s sales and profitability expectations. During fiscal 2005 the Company believes it will open approximately 10-15 new stores and close or relocate approximately five other locations. The Company does not expect this activity to significantly impact liquidity or capital resources, including its debt covenants, during fiscal 2005.

Operating activities provided net cash of $4.4 million, $10.8 million and $13.4 million in fiscal 2004, 2003 and 2002, respectively. The change between fiscal 2004 and 2003 related primarily to the year over year fluctuation in the levels of accounts payable which increased by $0.4 million in fiscal 2004 versus $5.7 million in fiscal 2003. The change between fiscal 2003 and 2002 was primarily related to the year over year fluctuations in the levels of inventory and accounts payable. Merchandise inventories increased by $1.5 million during fiscal 2003 while they had decreased by $6.8 million during fiscal 2002. The changes in the levels of payables resulted from the timing of merchandise receipts and cash payments.

Investing activities provided net cash of $0.1 million in fiscal 2004 while it used net cash of $2.6 million and $3.4 million in fiscal 2003 and 2002, respectively. Capital expenditures of $3.2 million, $2.2 million and $2.9 million in fiscal 2004, 2003 and 2002, respectively, were primarily for the purpose of store expansion, including relocations and remodelings, and technology related purchases. In fiscal 2004 the Company received $3.5 million upon the repayment of accumulated premiums under the split dollar life insurance policies as discussed in footnote 5.

Financing activities used net cash of $7.3 million, $7.3 million and $8.1 million in fiscal 2004, 2003 and 2002, respectively. During fiscal 2003, the Company completed a tender offer under which it purchased approximately 1.6 million shares at $11.00 per share for approximately $17.1 million. The tender offer and the payoff of a previously outstanding Industrial Development Bond was financed under a new $46.0 million Credit Facility with two banks (see Note 4 to the Financial Statements). During fiscal 2004 and 2003, the Company re-paid approximately $6.7 million and $9.2 million, respectively, under this Credit Facility. Financing activities in fiscal 2002 primarily related to fluctuations in the borrowing levels under the Company’s previous revolving credit agreements, (which had an aggregate borrowing capacity of $40.0 million) and included the repurchase of the Company’s common stock of $0.3 million. At the end of fiscal 2004, the Company had the entire $26.0 million available for use under the revolving loan portion of the Credit Facility and was in compliance with all covenants.

Contractual Obligations

The Company’s contractual obligations to make future payments under its existing Credit Facility and lease obligations are summarized below:

Payments Due by Period ($ millions)

Contractual obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$4.6	$.4	$.8	$3.4	$—
Operating leases	40.0	13.5	15.6	7.7	3.2

Total contractual obligations	$44.6	$13.9	$16.4	$11.1	$3.2

OTHER MATTERS

Critical Accounting Policies

In conformity with accounting principles generally accepted in the United States of America, the preparation of our financial statements requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Although the estimates are based on our knowledge of current events and actions we may under take in the future, actual results could differ from those estimates. Significant accounting policies used in the preparation of the Company’s financial statements, including the use of estimates, are summarized in Note 1 of the Company’s Financial Statements.

Critical accounting policies are those that are most important to the presentation of the Company’s financial condition and the results of operations; require management’s most difficult, subjective and complex judgements; and involve uncertainties. The Company’s most critical accounting policies pertain to revenue recognition, inventories and stock-based compensation. Management must use informed judgements and best estimates to properly apply these critical accounting policies. Because of the uncertainty of these estimates, actual results could differ from estimates used in applying the critical accounting policies. The Company is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

The Company has reclassified alteration revenues and related expenses to net sales and cost of sales, respectively. Alteration revenues and related costs had historically been netted against selling, general and administrative expenses. Alteration revenues reclassified to net sales for the last three fiscal years were approximately $7.5 million, $6.4 million and $6.1 million, respectively. Alteration related expenses reclassified to cost of sales were approximately $6.7 million, $6.1 million and $6.0 million, respectively.

In early 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In December 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106.” SFAS No. 132 revises employers’ disclosures about pension plans and other postretirement benefit plans. Additionally SFAS No. 143, “Accounting for Asset Retirement Obligations,” which provides the accounting requirements for retirement obligations associated with tangible long-lived assets was effective for the Company’s 2004 fiscal year. Also in December 2003 the FASB issued a revision to its previously issued FIN No. 46 “Consolidation of Variable Interest Entities,” FIN No. 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The adoption of SFAS No. 149, SFAS No. 132, SFAS No. 143 and FIN No. 46-R did not have a material impact on the Company’s financial statements.

In February 2003, the Emerging Issues Task Force (“EITF”) addressed EITF Statement No. 02-16 (“EITF 02-16”), “Accounting by a Reseller for Cash Consideration Received from a Vendor.” EITF 02-16 provides accounting guidance on how a reseller should characterize consideration given by a vendor and when to recognize and how to measure that consideration in its income statement. Adoption of EITF 02-16 did not have a material impact on the Company’s financial statements.

Off Balance Sheet Arrangements

The Company does not have transactions, arrangements or relationships with “special purpose” entities. Except for Letters of Credit approximating $1.7 million, which expire July 2004, the Company does not have any off balance sheet arrangements.

Interest Rate Risk

The Company’s bank credit facilities bear interest at variable rates, which expose the Company to risk from interest rate fluctuations. If interest rates were to increase or decrease by 10%, the effect on net income and cash flows would not be material.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men’s apparel industry in general and in the Company’s specific market area, inflation, changes in costs of goods and services, economic conditions in general and in the Company’s specific market area. Those and other risks are more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004.

STATEMENTS OF INCOME (in thousands, except per share data)

	Fiscal Year Ended
	January 31, 2004	February 1, 2003	February 2, 2002
Net sales	$176,189	$168,617	$166,915
Cost of sales	95,486	90,484	89,062

Gross profit	80,703	78,133	77,853
Other costs and expenses:
Selling, general and administrative	72,704	70,532	69,498
Interest	458	439	375
Depreciation and amortization	3,033	3,063	3,068
Other income, net	(8)	(291)	(549)

Income before income taxes	4,516	4,390	5,461
Provision for income taxes	1,716	1,669	2,075

Net income	$2,800	$2,721	$3,386

Earnings per common share:
Basic	$1.13	$0.95	$0.84

Diluted	$1.08	$0.94	$0.83

Weighted average common shares outstanding - basic	2,472	2,866	4,054
Dilutive effect of stock options and performance awards	117	25	18

Weighted average common shares outstanding - including dilutive potential common shares	2,589	2,891	4,072

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (in thousands)

	Common Stock
	Shares	Amount	Capital in Excess of Par Value	Notes Receivable Stock Purchase Loan Plan	Retained Earnings	Total
Balance – February 3, 2001	4,109	$2,054	$266	$(2,467)	$56,013	$55,866
Net income					3,386	3,386
Repurchase of common stock	(84)	(42)	(357)		(262)	(661)
Issuances of common stock	19	10	103			113
Reduction of notes receivable				454		454

Balance – February 2, 2002	4,044	2,022	12	(2,013)	59,137	59,158
Net income					2,721	2,721
Repurchase of common stock	(1,564)	(782)	(154)		(16,274)	(17,210)
Tender offer costs					(375)	(375)
Surrender of shares under Stock Purchase Loan Plan	(44)	(22)	(182)		(285)	(489)
Issuances of common stock, including tax benefits	68	34	324		4	362
Reduction of notes receivable				1,017		1,017

Balance – February 1, 2003	2,504	1,252	0	(996)	44,928	45,184
Net income					2,800	2,800
Repurchase of common stock	(70)	(35)	(141)		(502)	(678)
Issuances of common stock, including tax benefits	56	28	418		(16)	430
Reduction of notes receivable				92		92

Balance – January 31, 2004	2,490	$1,245	$277	$(904)	$47,210	$47,828

See Notes to Financial Statements.

S&K FAMOUS BRANDS, INC.

BALANCE SHEETS (in thousands, except per share data)

	January 31, 2004	February 1, 2003
Assets
Current assets:
Cash and cash equivalents	$2,384	$5,114
Accounts receivable	407	314
Merchandise inventories	48,477	46,073
Prepaid income taxes	—	242
Other current assets	3,981	3,283

Total current assets	55,249	55,026
Property and equipment, net	15,597	16,121
Other assets	3,994	7,174

	$74,840	$78,321

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$403	$1,860
Book overdrafts	1,977	2,112
Accounts payable	11,686	12,037
Accrued compensation and related items	2,887	2,379
Current and deferred income taxes	92	94
Other current liabilities	2,264	2,034

Total current liabilities	19,309	20,516
Long-term debt	4,161	9,419
Other long-term liabilities	2,250	1,690
Deferred income taxes	1,292	1,512
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1 par value; authorized shares, 500; issued and outstanding shares, none
Common stock, $.50 par value; authorized shares, 10,000; issued and outstanding shares, 2,490 (2004)and 2,504 (2003)	1,245	1,252
Capital in excess of par value	277	—
Notes receivable—Stock Purchase Loan Plan	(904)	(996)
Retained earnings	47,210	44,928

	47,828	45,184

	$74,840	$78,321

See Notes to Financial Statements.

S&K FAMOUS BRANDS, INC.

STATEMENTS OF CASH FLOWS Increase (decrease) in cash (in thousands)

	Fiscal Year Ended
	January 31, 2004	February 1, 2003	February 2, 2002
Cash flows from operating activities:
Net income	$2,800	$2,721	$3,386
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	3,646	3,685	3,658
Gain on insurance claim	(11)	(132)	(525)
Loss on property dispositions, net	147	85	177
Proceeds received on insurance claim	240	415	868
Changes in assets and liabilities:
Accounts receivable	(93)	(44)	(16)
Merchandise inventories	(2,633)	(1,519)	6,819
Other current and non-current assets	(936)	(208)	(498)
Accounts payable and accrued expenses	434	5,706	181
Current and deferred income taxes	285	(33)	(731)
Other long-term liabilities	561	106	98

Net cash provided by operating activities	4,440	10,782	13,417

Cash flows from investing activities:
Capital expenditures	(3,243)	(2,216)	(2,915)
Payoff of split dollar policy loans	3,499	—	—
Premium payments under life insurance policies	(123)	(383)	(564)
Proceeds from property dispositions	15	14	31

Net cash provided by (used for) investing activities	148	(2,585)	(3,448)

Cash flows from financing activities:
Net paydowns under revolving bank loans	—	—	(7,610)
Borrowings under line of credit debt	—	18,997	—
Repayment under line of credit and real estate debt	(6,715)	(9,158)	(180)
Repurchase of common stock	(678)	(17,210)	(294)
Payment of tender offer cost	—	(375)	—
Payment of debt issuance cost	—	(212)	—
Principal paid on notes receivable-Stock Purchase Loan Plan	75	618	—

Net cash used for financing activities	(7,318)	(7,340)	(8,084)

Net (decrease) increase in cash and cash equivalents	(2,730)	857	1,885
Cash and cash equivalents at beginning of year	5,114	4,257	2,372

Cash and cash equivalents at end of year	$2,384	$5,114	$4,257

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$404	$414	$404
Cash paid during the year for income taxes, net	1,431	1,701	2,838
Non-cash financing activity-
Reduction of notes receivable – Stock Purchase Loan Plan	—	379	367
Principal forgiveness on Stock Purchase Loan Plan	31	41	92
Issuances of common stock	150	132	113
Reduction of common stock due to surrender of shares	—	(489)	—
Reduction in income taxes payable from benefit of stock options	265	230	—

See Notes to Financial Statements.

S&K FAMOUS BRANDS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Principal Business

S&K Famous Brands, Inc. (the Company) operates in one segment, the retail sale of menswear, including tailored clothing, furnishings, sportswear, shoes and accessories. The Company’s fiscal year is the 52- or 53-week period, which ends on the Saturday closest to January 31. Fiscal years ended January 31, 2004 (fiscal 2004), February 1, 2003 (fiscal 2003), and February 2, 2002 (fiscal 2002) were 52-week periods.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year’s presentation. The reclassification of alteration revenues and related expenses to net sales and cost of sales had the effect of increasing net sales by $7.5 million, $6.4 million and $6.1 million in fiscal 2004, 2003 and 2002, respectively, and increasing cost of sales by $6.7 million, $6.1 million and $6.0 million, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of 90 days or less.

Merchandise Inventories

Inventories are valued at the lower of average cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using both straight- line and accelerated methods over the estimated service lives which are between 25 and 40 years for buildings and between three and seven years for fixtures and equipment. Leasehold improvements are generally amortized over an eight-year period.

The Company annually evaluates long-lived assets for any impairment through the evaluation of the recoverability of its property and equipment based on the utilization of assets and expected cash flows. This evaluation has not resulted in adjustments to the Company’s results of operations or financial position. Repair and maintenance expenditures are charged to expense as incurred. Upon retirement or sale of an asset, its cost and related accumulated depreciation are written off and any gain or loss is recognized in other income, net.

Other Assets

In fiscal 2004 other assets consist primarily of cash surrender value related to various life insurance policies. In fiscal 2003, in addition to the cash surrender value, it also included receivables from certain officers under split dollar life insurance policies, in total aggregating $6.7 million.

Revenue Recognition

The Company recognizes sales, net of returns and exclusive of sales taxes related to merchandise sold at the point of sale when title passes to the customer. Additionally, alteration revenues and revenues related to tuxedo rentals are included in sales. Merchandise vendor allowances are recognized in the period in which the related merchandise is sold and are taken as a reduction of cost of sales.

Advertising Costs

Advertising costs are expensed in the period in which the advertisement initially runs. Advertising expense of $11.9 million, $12.4 million and $12.9 million, respectively, was included in selling, general and administrative expenses in each of the last three fiscal years. Deferred advertising costs related to future programs included in the balance sheets approximated $100,000 in each year.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of stock options, and beginning in fiscal 2004, the dilutive effect of performance awards. There were no anti-dilutive options outstanding during fiscal 2004. Anti-dilutive stock options representing common stock which were excluded in the computation of diluted earnings per share in fiscal 2003 and 2002 were 51,700 and 118,000, respectively.

Stock-Based Compensation

In the fourth quarter of fiscal 2004, the Company adopted the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” on a prospective basis for all new grants of equity instruments (which would include performance awards and stock options) effective February 2, 2003. Prior to fiscal 2004, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations. Accordingly, no stock-based compensation expense was included in the fiscal 2003 or 2002 Statements of Income. See Note 6 for disclosures related to the Company’s Stock Incentive and Stock Purchase Loan Plans. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

(in thousands, except per share amounts)	2004	2003	2002
Net income, as reported	$2,800	$2,721	$3,386
Add: Stock-based compensation expense included in reported net income, net of taxes	314	—	—
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of taxes	(414)	(121)	(121)

Pro forma net income	$2,700	$2,600	$3,265

Earnings per share:
Basic – as reported	$1.13	$.95	$.84
Basic – pro forma	1.09	.91	.81

Diluted earnings per share:
Diluted – as reported	$1.08	$.94	$.83
Diluted – pro forma	1.04	.90	.80

Accounting Pronouncements

In early 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In December 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106.” SFAS No. 132 revises employers’ disclosures about pension plans and other postretirement benefit plans. Additionally SFAS No. 143, “Accounting for Asset Retirement Obligations”, which provides the accounting requirements for retirement obligations associated with tangible long-lived assets was effective for the Company’s 2004 fiscal year. Also in December 2003 the FASB issued a revision to its previously issued FIN No. 46 “Consolidation of Variable Interest Entities.” FIN No. 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The adoption of SFAS No. 149, SFAS No. 132, SFAS No. 143 and FIN No. 46-R did not have a material impact on the Company’s financial statements.

In February 2003, the Emerging Issues Task Force (“EITF”) addressed EITF Statement No. 02-16 (“EITF 02-16”), “Accounting by a Reseller for Cash Consideration Received from a Vendor.” EITF 02-16 provides accounting guidance on how a reseller should characterize consideration given by a vendor and when to recognize and how to measure that consideration in its income statement. Adoption of EITF 02-16 did not have a material impact on the Company’s financial statements.

Note 2 - Merchandise Inventories:

Inventories are costed using an average cost method, under which the Company tracks inventory costs for approximately 100 inventory categories, which are used to classify its inventory. The Company’s slow moving inventory allowance and shrinkage reserve approximated $245,000 and $281,000, respectively, at January 31, 2004 and $235,000 and $275,000, respectively, at February 1, 2003.

The Company capitalizes certain buying, holding and distribution costs to inventory, which at the end of the last two fiscal years were approximately $2.8 million and $2.7 million, respectively. Buying, holding and distribution costs charged to cost of sales in fiscal years 2004, 2003 and 2002 were approximately $4.7 million, $4.4 million and $4.2 million, respectively.

Note 3 - Property and Equipment:

Property and equipment consists of the following (in thousands):

	January 31, 2004	February 1, 2003
Land	$1,232	$1,232
Buildings	5,375	5,375
Furniture, fixtures and equipment	18,227	17,327
Leasehold improvements	18,038	17,220

	42,872	41,154
Less - accumulated depreciation and amortization	27,275	25,033

	$15,597	$16,121

Depreciation and amortization expense of approximately $613,000, $622,000 and $590,000 was included in cost of sales for each of the last three fiscal years, respectively.

Note 4 - Long-Term Debt:

Long-term debt consists of (in thousands):

	January 31, 2004	February 1, 2003
Credit Facility:
Line of Credit; $486 of principal due quarterly beginning May 1, 2003 plus interest based on LIBOR due monthly	$—	$5,507
Term Loan; $34 of principal plus interest based on LIBOR due monthly collateralized by land and corporate headquarters	4,564	5,772

	4,564	11,279
Less - current maturities	403	1,860

	$4,161	$9,419

On April 26, 2002, the Company purchased approximately 1.6 million shares of its common stock at $11.00 per share under a tender offer and financed it through available cash and a new credit facility (the “Credit Facility”) from two banks including a line of credit and term loan. The Credit Facility also provided for an operating revolving loan for working capital needs in the principal amount of $26.0 million; at January 31, 2004, no amounts were outstanding on this revolving loan.

The Credit Facility, which matures in 2007, is collateralized by liens on the Company’s inventory and the Company’s headquarters property and adjacent store. Monthly principal payments on the term loan began in July 2002 and quarterly principal reductions on the line of credit loan began in May 2003. In addition, on January 29, 2004 the balance of approximately $4.0 million on the line of credit was paid off and $.8 million was paid on the term loan. Amounts outstanding under the Credit Facility bear interest at a variable rate based on LIBOR (1.07% at January 31, 2004), payable monthly. The Credit Facility contains customary financial covenants, including restrictions on the Company’s ability to pay dividends and to repurchase its capital stock. The Company is presently in compliance with all covenants in the Credit Facility.

As of January 31, 2004, the Company had $4.6 million outstanding under the term loan with maturities for the next four years estimated at $.4 million, $.4 million, $.4 million and $3.4 million, respectively.

Note 5 - Profit Sharing and Other Benefit Programs:

The Company maintains a noncontributory profit sharing plan for all employees who meet age and service requirements. Contributions to the plan are determined annually by the Board of Directors and were $50,000, in each of the last three fiscal years.

Additionally, the profit sharing plan includes a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. Eligible participants in the Company’s 401(k) Plan can elect to invest 1% to 100% of their pre-tax earnings. The Company’s contribution to the 401(k) Plan is at the discretion of the Board of Directors, who authorized contributions of the Company’s common stock in the amount of $150,000 in each of the last three fiscal years. These contributions are paid into the plan within 60 days of fiscal year end.

Included in other assets at the end of fiscal 2003 was receivables from certain officers (aggregating $3,499,000) which represented accumulated premiums paid on split dollar life insurance policies through July 2002, when the Company ceased premium payments. Cash surrender values of the related policies (aggregating $3,872,000) were pledged as collateral for these receivables. On December 10, 2003, the officers repaid to the Company all of the accumulated premiums and the collateral assignments thereunder were released.

Other long-term liabilities consist of unfunded deferred compensation agreements with certain officers which provide a fixed level of retirement benefits to be paid based on age and years of service. Deferred compensation expense is being accrued over the vesting period using a discount rate of 8% and approximated $81,000, $134,000 and $127,000, respectively, in each of the last three fiscal years.

Note 6 - Stock Incentive and Stock Purchase Loan Plans:

Prior to fiscal 2004, the Company accounted for its stock-based compensation plans, which consisted of stock option grants under the provisions of APB No. 25 and related interpretations. Effective February 2, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123. SFAS No. 123 was adopted on a prospective basis for all awards granted after February 2, 2003. No stock-based compensation expense was reflected in the fiscal 2003 or 2002 Statements of Income.

Under the provisions of the 1999 Stock Incentive Plan the Compensation Committee of the Board of Directors approved a grant of approximately 324,000 Performance Awards to twenty officers of the Company in March 2003. The Performance Awards are earned dependent on the Company achieving a four-year annual compound pre-tax earnings growth of 10% or higher beginning February 2, 2003 and ending February 3, 2007. Each Performance Award, if earned, will entitle the recipient to receive a share of the Company’s common stock. None of the Performance Awards will be earned if the officer is no longer employed or if the earnings growth is not achieved. Under the provisions of SFAS No. 123, the Company accrued related compensation expense of $507,000 in fiscal 2004.

The Company’s stock incentive plan also provides for the granting of up to 400,000 common shares to key management employees. Options to purchase the Company’s stock are granted with an exercise price not less than the market value at the date of grant, are exercisable after one to five years and expire after eight years. There were no options granted in fiscal 2004 or 2003. Prior to fiscal 2004, the Company had applied the intrinsic value based method of accounting prescribed by ABP No. 25, in accounting for its stock options. Accordingly, the Company has not recognized any related compensation expense in its Statements of Income for those grants.

Changes in options under the plan for the three years ended January 31, 2004 were as follows:

	Options	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
Outstanding - February 3, 2001	617,436	$9.79	421,496	$10.28
Exercised	(30,000)	6.28
Surrendered	(73,100)	9.08
Expired	(50,000)	21.75

Outstanding - February 2, 2002	464,336	8.84	336,976	8.93
Exercised**	(212,432)	8.45
Surrendered	(14,264)	8.98

Outstanding - February 1, 2003	237,640	9.17	165,036	9.51
Exercised***	(82,160)	9.36
Surrendered	(1,300)	7.77

Outstanding - January 31, 2004	154,180	$9.08	121,896	$9.44

**	Shareholders surrendered 157,490 shares in the exercise of 212,432 stock options which resulted in the net issuance of 54,942 shares of common stock by the Company.

***	Shareholders surrendered 43,771 shares in the exercise of 82,160 stock options which resulted in the net issuance of 38,389 shares of common stock by the Company.

Additional information regarding stock options outstanding at January 31, 2004 follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
$7.38	52,040	$7.38	4.6 years	31,224	$7.38
$8.41	57,340	8.41	3.7 years	45,872	8.41
$11.94	44,800	11.94	2.6 years	44,800	11.94

$7.38 - $11.94	154,180			121,896

Under the Company’s Stock Purchase Loan Plan, the Company has full recourse loans with twelve officers approximating $1.1 million, gross of amounts accrued for principal forgiveness. The Plan annually provides for reduction of a portion of interest payable on the loans based on meeting certain operating targets, as well as the opportunity for the officer to receive a reduction of a portion of the principal balance of the loan if the officer remains an employee of the Company for seven years and maintains ownership of the stock. Compensation expense related to this program was $31,000, $41,000 and $92,000 for the last three fiscal years, respectively. At the end of fiscal 2004 and 2003, the Company has accrued interest receivable from these officers in the amount of $178,400 and $214,900, respectively.

Note 7 - Provision for Income Taxes:

Significant components of the Company’s deferred income tax liabilities (assets) are as follows (in thousands):

	January 1, 2004	February 2, 2003
Deferred tax liabilities:
Depreciation	$2,268	$2,267
Other items	219	218

Total deferred tax liabilities	2,487	2,485
Deferred tax assets, primarily compensation related	(1,108)	(879)

Net deferred tax liabilities	$1,379	$1,606

The provision for income taxes consists of (in thousands):

	Fiscal Year Ended
	2004	2003	2002
Current:
Federal	$1,511	$1,231	$1,945
State	432	368	416

	1,943	1,599	2,361
Deferred	(227)	70	(286)

	$1,716	$1,669	$2,075

The effective income tax rates consist of (in thousands):

	Fiscal Year Ended
	2004	2003	2002
Income taxes at federal statutory rate (34%)	$1,535	$1,493	$1,857
State income taxes, net of federal benefit	285	243	275
Other - net	(104)	(67)	(57)

	$1,716	$1,669	$2,075

Effective income tax rate	38.0%	38.0%	38.0%

Note 8 – Commitments and Contingencies:

The Company leases all but one of its stores under varying terms and arrangements, which generally provide renewal options and contingent rentals based on a percentage of gross sales. Total rent expense under the leases approximated $13.7 million, $13.4 million and $13.0 million in each of the last three fiscal years, respectively.

The future minimum payments under operating leases as of the end of fiscal 2004 aggregate $40.0 million and are payable as follows: fiscal 2005 - $13.5 million, fiscal 2006 - $9.4 million, fiscal 2007 - $6.2 million, fiscal 2008 - $4.6 million, fiscal 2009 - $3.1 million and $3.2 million, thereafter.

The Company leases a property from an immediate family member of an officer of the Company, who is also a shareholder. Rent expense included approximately $153,000, $150,000 and $147,000 in fiscal 2004, 2003 and 2002, respectively, paid to this party. The Company is also obligated under the current lease agreement to pay minimum rentals approximating $69,000 in fiscal 2005 and 2006, and $52,000 in fiscal 2007.

At the end of fiscal 2004, the Company had outstanding Letters of Credit approximating $1.7 million.

Note 9 – Insurance Claim:

During fiscal 2003, other income, net, included $132,000, or $82,000 after tax related to income from an insurance claim. Gross proceeds from this insurance claim were approximately $511,000 and covered the $379,000 loss of inventory and other related costs.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of S&K Famous Brands, Inc.

In our opinion, the accompanying balance sheets and related statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of S&K Famous Brands, Inc. (the “Company”) at January 31, 2004, and February 1, 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 6, the Company changed the manner in which it accounts for stock-based compensation as of February 2, 2003.

/s/ PricewaterhouseCoopers, LLP

March 5, 2004 Richmond, Virginia

S&K FAMOUS BRANDS, INC.

SELECTED QUARTERLY DATA (unaudited)

Summarized quarterly data for fiscal 2004 and 2003 are as follows (in thousands, except per share data):

Fiscal 2004	May 3	August 2	November 1	January 31
Net sales ¹	$44,019	$41,128	$40,313	$50,729
Gross profit ¹	21,036	18,530	18,534	22,603
Net income ²	1,529	207	92	972
Earnings per share—basic / diluted ²	.62 / .61	.08 / .08	.04 / .04	.39 / .37
Common share prices: High / Low	10.71 / 8.36	16.90 / 10.41	20.62 / 16.10	18.75 / 16.16

Fiscal 2003	May 4	August 3	November 2	February 1
Net sales ¹	$43,481	$37,585	$37,616	$49,935
Gross profit ¹	20,693	16,943	17,535	22,962
Net income	1,474	55	(202)	1,394
Earnings per share—basic and diluted	.38	.02	(.08)	.55
Common share prices: High / Low	13.10 / 7.95	14.85 / 9.50	12.00 / 7.75	13.76 / 9.82

¹	Previously netted against selling, general and administrative expenses, amounts reflect the reclassification of alteration revenues and related expenses to net sales and cost of sales. Alteration revenues reclassified to net sales for fiscal 2004 quarters were $1,836, $1,696, $1,868 and $2,077, respectively, and $1,690, $1,491, $1,508 and $1,744, respectively, in fiscal 2003 quarters. The net effect from this reclassification was an increase in gross profit of $194, $105, $223 and $273, respectively, for the four quarters in fiscal 2004 and $106, $45, $48 and $132, respectively, in fiscal 2003 quarters.

²	In the fourth quarter of fiscal 2004, the Company adopted SFAS No. 123 “Accounting for Stock-Based Compensation”, effective as of February 2, 2003. As a result, selling, general and administrative expenses and net income has been restated for the first three quarters of the year ended January 31, 2004. This restatement had the effect of increasing selling, general and administrative expenses by $51, $152 and $152 in the first three quarters of fiscal 2004, respectively, and decreasing net income by $32, $94 and $94, respectively.

S&K Famous Brands, Inc. common shares are traded on The Nasdaq Stock Market under the symbol SKFB.

As of January 31, 2004, there were more than 1,000 holders of S&K common stock, including approximately 200 holders of record. The number of record holders does not reflect the number of beneficial owners of the Company’s common stock for whom shares are held by Cede & Co., certain brokerage firms and others. The Credit Facility prohibits the Company from paying dividends on its common stock without the consent of the banks. The Company has not declared cash dividends and anticipates that for the foreseeable future it will continue to follow its present policy of retaining earnings in order to finance the expansion and development of its business.